UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(L) OR 13(E)(L)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ELMER'S RESTAURANTS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                                 BRUCE N. DAVIS
                               LINDA ELLIS-BOLTON
                                 KAREN K. BROOKS
                               RICHARD P. BUCKLEY
                                 DAVID D. CONNOR
                               STEPHANIE M. CONNOR
                                THOMAS C. CONNOR
                             CORYDON H. JENSEN, JR.
                              DEBRA A. WOOLLEY-LEE
                                 DOUGLAS A. LEE
                                  DAVID C. MANN
                               SHEILA J. SCHWARTZ
                                 GERALD A. SCOTT
                               WILLIAM W. SERVICE
                                DENNIS M. WALDRON
                                  GARY N. WEEKS
                                  GREG W. WENDT
                               RICHARD C. WILLIAMS
                                DOLLY W. WOOLLEY
                              DONALD W. WOOLLEY AND
                           DONNA P. WOOLLEY, TOGETHER
                     WITH ERI ACQUISITION CORP., AS OFFEROR
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                     289393
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           JEFFREY C. WOLFSTONE, ESQ.
                            GREGORY L. ANDERSON, ESQ.
                         LANE POWELL SPEARS LUBERSKY LLP
                        601 SW SECOND AVENUE, SUITE 2100
                             PORTLAND, OREGON 97204
                                 (503) 778-2100

      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction valuation*                                    Amount of filing fee**
         $6,019,091                                              $708.45
--------------------------------------------------------------------------------
*Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 756,601 shares of common stock of Elmer's Restaurants, Inc. at the tender offer price of $7.50 per share of common stock. The transaction value also includes the offer price of $7.50 less $4.81, which is the average exercise price of outstanding options, multiplied by 128,098, the estimated number of options outstanding not held by the Filing Persons listed above.

**The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Fee Rate Advisory No. 6 for fiscal year 2005, equals $117.70 per million of transaction value, or $708.45.

[  ]     Check the box if any part of the fee is offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:   ________________________________
                  Form or Registration No.: ________________________________
                  Filing Party: Date Filed: ________________________________

[  ]     Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]   third-party tender offer subject to Rule 14d-l.
                  [ ]   issuer tender offer subject to Rule 13e-4.
                  [X]   going-private transaction subject to Rule 13e-3.
                  [X]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO relates to the offer by ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser"), to purchase all of the outstanding shares of common stock, no par value per share (the "Shares"), of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's"), not currently owned by the Continuing Shareholders (as defined below), at a purchase price of $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which" is attached hereto as Exhibit (a)(l)(ii).

ITEM 1. SUMMARY TERM SHEET

Reference is made to the information set forth under Summary Term Sheet and Questions and Answers About the Tender Offer in the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Reference is made to the information set forth under The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction and The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 8 ("Certain Information Concerning Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Tender Offer; Introduction; Special Factors--Sections 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"); and The Offer--Sections 1 ("Terms of the Offer;
Expiration Date"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares), 4 ("Rights of Withdrawal") and 14 ("Certain Effects of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer"); Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered");
Section 6 ("Conflicts of Interests") and The Offer--Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer"); Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered");
Section 6 ("Conflicts of Interests") and The Offer--Section 7 ("Certain Information Concerning the Company") and Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) and (c)(l)-(7) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, Introduction, Special Factors--Sections 1 ("Background of the Offer"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing
Shareholders for the Offer and the Merger; Alternatives Considered), 5 ("Purchaser's Plans for the Company") and 7 ("Conduct of Company's Business if the Offer is not Completed or if Purchaser waives the Minimum Tender Condition") and The Offer--Section 9 ("Merger; Dissenters' Rights; Rule 13e-3"), 14 ("Certain Effects of the Offer and the Merger") and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b) and (d) Reference is made to the information set forth under The Offer--Section 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF SUBJECT COMPANY

(a) and (b) Reference is made to the information set forth under Special Factors--Sections 1 ("Background of the Offer") and 6 ("Conflicts of Interests") and The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and Section 8 ("Certain Information Concerning the Purchaser and the Continuing Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS / ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Reference is made to the information set forth under Introduction and The Offer--Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) The financial statements of Elmer's are not material to the Offer. (b) The pro forma financial statements of Elmer's are not material to the Offer.

ITEM 11. ADDITIONAL INFORMATION

(a)(l) Reference is made to the information set forth under Special Factors--Section 1 ("Background of the Offer") and Section 6 ("Conflicts of Interests") in the Offer to Purchase, which is incorporated herein by reference.

(a)(2) Reference is made to the information set forth under Introduction, The Offer--Sections 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares"), 9 ("Merger; Dissenters' Rights; Rule 13e-3"), 11 ("Certain Conditions of the Offer"), 13 ("Certain Legal Matters") and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.

(a)(3) Reference is made to the information set forth under The Offer--Section 13 ("Certain Legal Matters ") in the Offer to Purchase, which is incorporated herein by reference.

(a)(4) Reference is made to the information set forth under The Offer--Section 13 ("Certain Legal Matters") and Section 14 ("Certain Effects of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS

  EXHIBIT                    DESCRIPTION

(a)(l)(i)       Offer to Purchase dated December 20, 2004.
(a)(l)(ii)      Letter of Transmittal.
(a)(l)(iii)     Notice of Guaranteed Delivery.
(a)(l)(iv)      Letter of  Information  from the  Information  Agent to Brokers,
                Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(l)(v)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(l)(vi)      Guidelines for Certification of Taxpayer  Identification  Number
                on Substitute Form W-9.
(a)(l)(vii)     Notice of Offer to Purchase for Cash.
(a)(l)(viii)    Text  of  Press  Release  issued  by ERI  Acquisition  Corp.  on
                December 20, 2004.
(a)(l)(ix)*     Proposal  Letter to Elmer's  Restaurants,  Inc.  dated August 5,
                2004.
(a)(1)(x)       Letter to the Shareholders of Elmer's Restaurants, Inc. from ERI
                Acquisition Corp., dated December 20, 2004.
(b)(i)          Financing Proposal from GE Capital Franchise Finance Corporation dated October 5, 2004.
(b)(ii)         Loan Commitment from GE Capital  Franchise  Finance  Corporation dated December 3, 2004.
(c)             Report of Veber Partners, LLC dated September 17, 2004.
(d)             Exchange Agreement dated December 20, 2004.

* Previously filed with the SEC as an exhibit to that certain Schedule TO-C dated August 9, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

 ITEM 2. SUBJECT COMPANY INFORMATION

(a) Reference is made to the information set forth under The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(b) Reference is made to the information set forth under Introduction and The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

(e) Not Applicable.

(f) Reference is made to the information set forth under Special Factors--Section 6 ("Conflicts of Interests") and The Offer--Section 6 ("Price Range of Shares; Dividends; Ownership of and Transactions in Shares") and
Section 8 ("Certain  Information  Concerning  the Purchaser  and the  Continuing
Shareholders") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 4. TERMS OF THE TRANSACTION

(c) None.

(d) Reference is made to the information set forth under The Offer--Section 9 ("Merger; Dissenters' Rights; Rule 13e-3" and Schedule A ("Oregon Dissenters' Rights Statutes") in the Offer to Purchase, which is incorporated herein by reference.
(e) None.
(f) Not applicable.

 ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(c) Reference is made to the information set forth under Introduction, Special Factors--Sections 1 ("Background of the Offer"), and 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered") in the Offer to Purchase, which is incorporated herein by reference.

(e) Reference is made to the information set forth under Introduction, Special Factors--Section 1 ("Background of the Offer") and The Offer--Sections 1 ("Terms of the Offer; Expiration Date"), 2 ("Acceptance for Payment and Payment for Shares"), 3 ("Procedures for Tendering Shares"), 4 ("Rights of Withdrawal"), 10 ("Source and Amount of Funds"), and 11 ("Certain Conditions of the Offer") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Reference is made to the information set forth under Special Factors--Section 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered") and The Offer--Sections 14 ("Certain Effects of the Offer and Merger") and 10 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated by reference.

(c)(8)   Reference  is  made  to  the   information   set  forth  under  Special
Factors--Sections 4 ("Certain Effects of the Offer and Merger") and 5 ("Purchaser's Plans for the Company") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a), (b) and (c) Reference is made to the information set forth under Introduction, Special Factors--Sections 1 ("Background of the Offer; Expiration Date"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"), and 4 ("Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger") and The Offer--Section 14 ("Certain Effects of the Offer and Merger") in the Offer to Purchase, which is incorporated herein by reference.

(d) Reference is made to the information set forth under Introduction, The Offer--Section 14 ("Certain Effects of the Offer and Merger") and Section 9 ("Merger and Dissenters' Rights; Rule 13e-3") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 8. FAIRNESS OF THE TRANSACTION

(a), (b), (c), (d), (e) and (f) Reference is made to the information set forth under Summary Term Sheet, Questions and Answers about the Tender Offer, Special Factors--Sections 1 ("Background of the Offer"), 2 ("Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered"), and 4 ("Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a), (b) and (c) Reference is made to the information set forth under Special Factors--Sections 1 ("Background of the Offer; Expiration Date") and 3 ("Analysis of Veber Partners, LLC") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(c) Reference is made to the information set forth under The Offer--Section 15 ("Fees and Expenses") in the Offer to Purchase, which is incorporated by reference.

 ITEM 12. THE SOLICITATION OR RECOMMENDATION

(d) Reference is made to the information set forth under Introduction and Special Factors--Section 5 ("Purchaser's Plans for the Company") of the Offer to Purchase, which is incorporated herein by reference.

(e) The filing persons are not aware of any officer, director or affiliate of Elmer's who has made a recommendation either in support of or against the Offer.

 ITEM 13. FINANCIAL INFORMATION.

(a) and (b) Reference is made to The Offer--Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase, which is incorporated herein by reference. The financial statements included in Elmer's Annual Report on Form 10-K for the fiscal year ended March 29, 2004 and Quarterly Report on Form 10-Q for the period ended October 11, 2004, are hereby incorporated herein by this reference. Copies of such reports and other documents may be inspected and copies obtained from the SEC as provided in The Offer--Section 7 ("Certain Information Concerning the Company") in the Offer to Purchase, which is incorporated herein by reference.

 ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(b) Reference is made to the information set forth under Introduction and Special Factors--Section 6 ("Conflicts of Interest") of the Offer to Purchase, which is incorporated herein by reference.

 ITEM 16. EXHIBITS. (C) ANALYSIS OF VEBER PARTNERS, LLC TO PURCHASER, DATED SEPTEMBER 17, 2004.

(f) Oregon Business Corporation Act (included as Schedule A ("Oregon Dissenters' Rights Statutes") of the Offer to Purchase filed herewith as Exhibit (a)(l)(i)).

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 20, 2004                      ERI ACQUISITION CORP.

                                              By: /s/ BRUCE N. DAVIS
                                                  ------------------------------
                                              Name:  Bruce N. Davis
                                              Title:  President


/s/ LINDA ELLIS-BOLTON                      /s/ GERALD A. SCOTT
--------------------------------------      ------------------------------------
Linda Ellis-Bolton                          Gerald A. Scott

/s/ KAREN K. BROOKS                         /s/ SHEILA J. SCHWARTZ
--------------------------------------      ------------------------------------
Karen K. Brooks                             Sheila J. Schwartz

/s/ RICHARD P. BUCKLEY                      /s/ WILLIAM W. SERVICE
--------------------------------------      ------------------------------------
Richard P. Buckley                          William W. Service

/s/ DAVID D. CONNOR                         /s/ DENNIS M. WALDRON
--------------------------------------      ------------------------------------
David D. Connor                             Dennis M. Waldron

/s/ STEPHANIE M. CONNOR                     /s/ GARY N. WEEKS
--------------------------------------      ------------------------------------
Stephanie M. Connor                         Gary N. Weeks

/s/ THOMAS C. CONNOR                        /s/ GREGORY W. WENDT
--------------------------------------      ------------------------------------
Thomas C. Connor                            Gregory W. Wendt

/s/ BRUCE N. DAVIS                          /s/ RICHARD C. WILLIAMS
--------------------------------------      ------------------------------------
Bruce N. Davis                              Richard C. Williams

/s/ CORYDON H. JENSEN, JR.                  /s/ DOLLY W. WOOLLEY
--------------------------------------      ------------------------------------
Corydon H. Jensen, Jr.                      Dolly W. Woolley

/s/ DEBORAH A. WOOLLEY-LEE                  /s/ DONALD W. WOOLLEY
--------------------------------------      ------------------------------------
Debra A. Woolley-Lee                        Donald W. Woolley

/s/ DOUGLAS A. LEE                          /s/ DONNA P. WOOLLEY
--------------------------------------      ------------------------------------
Douglas A. Lee                              Donna P. Woolley

/s/ DAVID C. MANN
--------------------------------------
David C. Mann

                                  EXHIBIT INDEX


  EXHIBIT                   DESCRIPTION

(a)(l)(i)       Offer to Purchase dated December 20, 2004.
(a)(l)(ii)      Letter of Transmittal.
(a)(l)(iii)     Notice of Guaranteed Delivery.
(a)(l)(iv)      Letter of  Information  from the  Information  Agent to Brokers,
                Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(l)(v)       Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                Trust Companies and Other Nominees.
(a)(l)(vi)      Guidelines for Certification of Taxpayer  Identification  Number
                on Substitute Form W-9.
(a)(l)(vii)     Notice of Offer to Purchase for Cash.
(a)(l)(viii)    Text  of  Press  Release  issued  by ERI  Acquisition  Corp.  on
                December 20, 2004.
(a)(l)(ix)*     Proposal  Letter to Elmer's  Restaurants,  Inc.  dated August 5,
                2004.
(a)(1)(x)       Letter to the Shareholders of Elmer's Restaurants, Inc. from ERI
                Acquisition Corp., dated December 20, 2004.
(b)(i)          Financing Proposal from GE Capital Franchise Finance Corporation dated October 5, 2004.
(b)(ii)         Loan Commitment from GE Capital  Franchise  Finance  Corporation dated December 3, 2004.
(c)             Report of Veber Partners, LLC dated September 17, 2004.
(d)             Exchange Agreement dated December 20, 2004.


* Previously filed with the SEC as an exhibit to that certain Schedule TO-C dated August 9, 2004.

                                                               EXHIBIT (a)(1)(i)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                            ELMER'S RESTAURANTS, INC.
             NOT OWNED BY THE SHAREHOLDERS OF ERI ACQUISITION CORP.
                                       AT
                                 $7.50 PER SHARE
                                       BY
                              ERI ACQUISITION CORP.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005, UNLESS THE OFFER IS EXTENDED.

         ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser") currently controlled by Bruce N. Davis, Chairman of the Board, President and Chief Executive Officer of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's" or "Company"), hereby offers to purchase (the "Offer"), at a price of $7.50 per share (the "Offer Price"), in cash, all outstanding shares of the Company's no par value common stock (the "Shares") not currently owned by the Continuing Shareholders (as defined below), on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal. Upon the closing of the Offer, Purchaser will be owned by Bruce N. Davis, William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams, and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (each referred to herein as a "Continuing Shareholder" and collectively, the "Continuing Shareholders"). Together, the Continuing Shareholders currently own approximately 59% of the outstanding common stock of Elmer's. As of December 8, 2004, 756,601 Shares are being sought in the Offer. In addition, as of December 8, 2004 there were outstanding options to acquire up to 419,162 Shares that had an exercise price less than the Offer Price, of which outstanding options to acquire up to 128,098 Shares were held by individuals other than the Continuing Shareholders. Shares issued upon exercise of such options and prior to the expiration of the Offer will also be subject to this Offer. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Continuing Shareholders."

         The Offer is conditioned on, among other things, there being validly tendered and not withdrawn (i) at least a majority of the outstanding Shares that are not beneficially owned by the Continuing Shareholders and the executive officers of the Company (the "Majority of the Minority Condition"), and (ii) a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the Company's Shares (the "Minimum Tender Condition"). In no event may the Majority of the Minority Condition be waived. However, Purchaser reserves the right to waive the Minimum Tender Condition. This Offer is also subject to certain other conditions described in "The Offer--Section 11. Certain Conditions of the Offer."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

A summary of the principal terms of the Offer, and Questions and Answers About the Tender Offer, appears on pages 1-14 hereof. Any Elmer's shareholder desiring to tender all or any portion of such shareholder's Shares should, as applicable:

  o Complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal (or a facsimile thereof) with such shareholder's certificate(s) for the tendered Shares and any other required documents to the Depositary (as defined herein); or

  o Request such shareholder's broker, dealer, commercial bank, trust company or other nominee to tender the Shares for such shareholder. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must ask such broker, dealer, commercial bank, trust company or other nominee, as the shareholder of record, to tender Shares that he, she or it desires to tender.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available may tender such Shares by following the procedure for guaranteed delivery set forth in "The Offer--Section 3.
Procedures for Tendering Shares."

Questions and requests for assistance may be directed to OTR, Inc., the Information Agent for this Offer, at its address and telephone number set forth in this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or, if applicable, to the broker, dealer, commercial bank, trust company or other nominee holding your Shares.

            THE DATE OF THIS OFFER TO PURCHASE IS DECEMBER 20, 2004.

                                TABLE OF CONTENTS

                                                                          Page
SUMMARY TERM SHEET.............................................................1
INTRODUCTION..................................................................15
SPECIAL FACTORS...............................................................18
      1.    BACKGROUND OF THE OFFER...........................................18
      2.    PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER;
            REASONS FOR THE OFFER AND THE MERGER; ALTERNATIVES
            CONSIDERED........................................................27
      3.    ANALYSIS OF VEBER PARTNERS, LLC...................................30
      4.    POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS
            REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER................37
      5.    PURCHASER'S PLANS FOR THE COMPANY.................................42
      6.    CONFLICTS OF INTERESTS............................................43
      7.    CONDUCT OF THE  COMPANY'S  BUSINESS IF THE OFFER IS NOT
            COMPLETED OR IF PURCHASER WAIVES THE MINIMUM TENDER
            CONDITION.........................................................45
THE OFFER.....................................................................46
      1.    TERMS OF THE OFFER; EXPIRATION DATE...............................46
      2.    ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.....................49
      3.    PROCEDURES FOR TENDERING SHARES...................................50
      4.    RIGHTS OF WITHDRAWAL..............................................53
      5.    MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER.............54
      6.    PRICE RANGE OF SHARES; DIVIDENDS; OWNERSHIP OF AND
            TRANSACTIONS IN SHARES............................................55
      7.    CERTAIN INFORMATION CONCERNING THE COMPANY........................57
      8.    CERTAIN INFORMATION CONCERNING PURCHASER AND THE
            CONTINUING SHAREHOLDERS...........................................62
      9.    MERGER; DISSENTERS' RIGHTS; RULE 13E-3............................70
      10.   SOURCE AND AMOUNT OF FUNDS........................................74
      11.   CERTAIN CONDITIONS OF THE OFFER...................................77
      12.   DIVIDENDS AND DISTRIBUTIONS.......................................79
      13.   CERTAIN LEGAL MATTERS.............................................80
      14.   CERTAIN EFFECTS OF THE OFFER AND THE MERGER.......................83
      15.   FEES AND EXPENSES.................................................84
      16.   MISCELLANEOUS.....................................................85

SCHEDULE A - Oregon Dissenters' Rights Statute (ORS 60.551 through ORS 60.594) SCHEDULE B - Plan of Merger (Short-Form)

                               SUMMARY TERM SHEET

         This summary highlights important and material information contained in this Offer, but is intended to be an overview only. To fully understand the Offer and for a more complete description of the terms of the Offer, you should read carefully this entire Offer, the schedules to this Offer, the documents incorporated by reference or otherwise referred to herein and in the Letter of Transmittal. Section and heading references are included to direct you to a more complete description of the topics contained in this summary. Purchaser, together with the Continuing Shareholders, are sometimes referred to in this Offer to Purchase as "we" or "us."

         o Purchaser was formed by Bruce N. Davis on behalf of the Continuing Shareholders for purposes of making the Offer, taking Elmer's private and removing the Shares from the public trading markets. We are proposing to acquire all of the Shares that we do not already own at a price of $7.50 per Share, subject to the terms and conditions set forth in this Offer. See "Questions and Answers About the Tender Offer" and "The Offer--Section 1. Terms of the Offer; Expiration Date" for a description of the terms of the Offer.

         o We currently own approximately 1,086,344 Shares or approximately 59% of the outstanding Shares (the "Purchaser Shares"), excluding stock options we hold to acquire up to an additional 254,664 Shares. The Purchaser Shares (together with any Shares issued upon the exercise of our options prior to the closing of the Offer) will be contributed to Purchaser upon the satisfaction or waiver of all conditions to the Offer. Using the calculation method required under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we beneficially own approximately 63% of the Shares. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Continuing Shareholders."

         o    The Offer is conditioned on, among other things:

                o The valid tender in this Offer of at least a majority of the Shares (that are not withdrawn) outstanding as of December 8, 2004 that are not already owned by us or by executive officers of the Company (the "Majority of the Minority Condition"). Based on information Elmer's provided to us, the tender of approximately 378,301 Shares held by shareholders other than the Continuing Shareholders will satisfy the Majority of the Minority Condition; and

                o The valid tender in this Offer of a sufficient number of Shares (that are not withdrawn) such that after the Shares are purchased pursuant to the Offer, we would own at least 90% of the outstanding Shares (the "Minimum Tender Condition"). We may, however, elect to waive this condition, in our sole discretion, if it is not satisfied. According to information Elmer's provided to us, as of December 8, 2004, approximately 1,842,945 Shares were outstanding. Based on the foregoing, if we purchase approximately 572,207 Shares pursuant to the Offer, the Minimum Tender Condition would be met.

                   In addition, the Continuing Shareholders hold vested options (which were issued, outstanding and exercisable prior to the public announcement of our interest in taking Elmer's private) to acquire up to an additional 254,664 Shares which, if exercised, would reduce the number of Shares that we need to purchase in the tender to satisfy the Minimum Tender Condition to 546,840 Shares. If the Minimum Tender Condition is satisfied, the Majority of the Minority Condition also will be satisfied.

              See "The Offer--Section 10. Certain Conditions of the Offer" for a complete description of all of the conditions to the Offer.

         o If all of the conditions to the Offer are satisfied (including the Majority of the Minority Condition and the Minimum Tender Condition) and we acquire the Shares tendered, but less than all of the outstanding Shares (including Shares issuable upon exercise of stock options with an exercise price of $7.50 or less) are tendered, then we will effect a merger between Purchaser and Elmer's without a vote of the board of directors or shareholders of Elmer's under the "short form" merger provision (the "Merger") of the Oregon Business Corporation Act (the "OR Business Act"). A copy of the plan of merger, which our board of directors has adopted but may not implement unless the Minimum Tender Condition is satisfied, is attached as Schedule B to this Offer to Purchase. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule B for more information regarding the Merger.

         o This is a "going private" transaction. As a result of the Offer and, if necessary, the Merger:

                o Purchaser would own directly all of the equity interests in Elmer's;

                o Elmer's current shareholders would no longer have any interest in Elmer's future earnings or growth except for the Continuing Shareholders who would thus maintain an interest in Elmer's future earnings and growth;

                o Elmer's would no longer be a public company, and its financial statements and periodic reports would no longer be publicly available;

                o The Shares would no longer trade on the Nasdaq SmallCap Market; and

                o Elmer's will be highly leveraged with debt incurred to finance the Offer and Merger.

              See "Special Factors--Section 5. Purchaser's Plan for the Company" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information on the effects of the Offer and the Merger.

         o The principal advantages of the Offer and the Merger to Elmer's shareholders and Elmer's are:

                o  Shareholders  will have immediate  liquidity for their Shares
                   at  a  premium  to  trading   prices   prior  to  the  public
                   announcement of our interest in taking Elmer's private;

                o Shareholders would not have to bear the risk of any decline in the value of Elmer's;

                o The elimination of the additional costs and expenses, as well as the burdens on management associated with public reporting and other tasks, resulting from Elmer's public company status, including, for example, elimination of independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the Securities and Exchange Commission ("SEC"), the expense of publishing and distributing annual reports and proxy statements to shareholders, the increased costs anticipated as a result of the enactment of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the SEC thereunder, and the dedication of time and resources by Elmer's management and board of directors necessary to prepare required securities filings, respond to shareholder and analyst inquiries, and maintain investor relations.

              See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information regarding the effect of the Offer and the Merger.

         o The principal disadvantages of the Offer and the Merger to Elmer's shareholders and Elmer's are:

                o Shareholders will no longer have the opportunity to participate in any future earnings, profits and growth of Elmer's and will not have the right to vote on corporate matters relating to Elmer's;

                o Elmer's common stock will cease to be quoted on the Nasdaq SmallCap Market, which could adversely affect the market for the Shares;

                o Elmer's will cause the Shares to be terminated from registration under the Exchange Act, which could adversely affect the market for the Shares, would reduce the amount of public information available concerning Elmer's, and the Shares would no longer be eligible for quotation on Nasdaq or for continued inclusion on the Federal Reserve Board's list of "margin securities;"

                o  Elmer's may lose access to future capital; and

                o Elmer's may not be able to use its securities as acquisition consideration.

              See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "The Offer--Section 14. Certain Effects of the Offer and the Merger" for more information regarding the effect of the Offer and the Merger.

         o    Our interests in the Offer and the Merger are:

                o If the Offer and the Merger are completed, we will own 100% of the Shares, a 100% interest in the net book value and net earnings of Elmer's and will benefit from any increase in the value of Elmer's as well as bear the burden of any decrease in the value of Elmer's;

                o  We will have the complete power to control Elmer's;

                o If the Merger occurs, the Continuing Shareholders will have the choice: (a) to receive for Shares underlying their options cash in an amount up to $799,515 in the aggregate representing the difference between the Offer Price and the respective exercise prices of the options held by the Continuing Shareholders, (b) to retain the existing options to acquire up to 291,064 shares of common stock in the surviving corporation in the Merger, or (c) to receive some cash and to retain some options, in such combination as may be determined by each of the Continuing Shareholders with respect to their options; and

                o The current directors and officers of Elmer's will remain the directors and officers of Elmer's following completion of the Offer and the Merger.

              See "Special Factors--Section 6. Conflicts of Interest" and "The Offer--Section 14. Certain Effects of the Offer and the Merger."

         o We commenced the Offer without obtaining the prior approval of the Offer from Elmer's board of directors or shareholders, and neither of such approvals is required for the commencement and consummation of the Offer. See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered."

         o Shareholders who tender their Shares in the Offer will, if the Offer is completed, receive cash for their Shares sooner than shareholders who wait for the Merger, if any, but shareholders who tender will not be entitled to a judicial proceeding to determine the fair value of their Shares under the OR Business Act as will be available to those shareholders who elect to dissent to the Merger. Should the Offer be completed, any shareholders who do not tender their Shares may exercise their dissenters' rights in accordance with Section 60.551 through Section 60.591 of the OR Business Act following notice of the Merger. See "The Offer--Section 8. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A (containing the relevant statutory provisions) for more information on dissenters' rights.

         In this document, references to "dollars" or "$" are to United States dollars unless noted otherwise.

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER

Who is offering to buy my Shares?

         Our name is ERI Acquisition Corp., an Oregon corporation formed for the purpose of acquiring all of the Shares that the Continuing Shareholders do not already own. After the closing of the Offer, this corporation will be wholly owned by the Continuing Shareholders. As of December 8, 2004, we owned approximately 59% of the Company's outstanding Shares. All of these Shares will be contributed to Purchaser upon the satisfaction or waiver of all the conditions to the Offer. See "Introduction" and "The Offer--Section 8. Certain Information Concerning Purchaser and the Continuing Shareholders" for additional information about Purchaser and the Continuing Shareholders.

Why are you making the Offer?

         We are making this Offer to acquire all of the outstanding Shares that we do not already own. We believe that it is in the best long-term interest of the Company to consummate the Offer because, among other reasons, being a private company will allow the Company's management to focus on long-term business goals and eliminate increased disclosure burdens and increased costs associated with being a public company subject to applicable federal securities laws and regulations. See "Special Factors--Section 2. Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger; Alternatives Considered" and "Special Factors--Section 5. Purchaser's Plans for the Company."

What Shares are being sought in the Offer?

         We are seeking to purchase all of the outstanding shares of the Company's no par value common stock that we do not currently own. As of December 8, 2004, 1,842,945 Shares were outstanding, of which we beneficially owned 1,086,344 Shares. In addition, as of December 8, 2004, options held by individuals other than the Continuing Shareholders to acquire up to 128,098 Shares were outstanding and had an exercise price less than the Offer Price. Shares issued upon exercise of such options will also be subject to the Offer. The Company's common stock is the only class of its capital stock outstanding. See "Introduction" and "The Offer--Section 1. Terms of the Offer; Expiration Date."

How much are you offering to pay for my Shares?  What is the form of payment?

         We are offering to pay $7.50 per Share in cash, without interest and less any required withholding taxes. See "Introduction" and "The Offer--Section
1. Terms of the Offer; Expiration Date."

Will I have to pay any fees or commissions?

         If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee and your broker or nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See "The Offer--Section 3. Procedures for Tendering Shares."

Do you have the financial resources to make payment?

         We will need approximately $6.95 million to purchase all of the Shares that we do not already own pursuant to the Offer and to provide funding for the Merger which may be necessary following the successful completion of the Offer, exclusive of any related transaction fees and expenses. The $6.95 million amount includes monies that may be necessary to purchase in the Merger vested but unexercised options to acquire Shares held by individuals (including the Continuing Shareholders, at their discretion). We expect to obtain nearly all of these funds from the $6.5 million financing commitment discussed below for this purpose. Although we do not have financing arrangements for the remaining $450,000 required to purchase all of the Shares in the Offer, the Offer is not conditioned upon a financing condition. To the extent any amounts are due or may be paid by Purchaser or the surviving corporation in the Merger after consummation of the Merger (for example, funds necessary to consummate the Merger--including amounts necessary to cash out vested but unexercised options held by individuals, including the Continuing Shareholders, at their discretion--and certain transaction fees and expenses), such amounts may be paid from generally available working capital of the surviving corporation in the Merger. See "Special Factors--Section 6. Conflicts of Interest" and "The Offer--Section 10. Source and Amount of Funds."

         Subject to certain conditions, Purchaser has obtained a $6.5 million financing commitment from General Electric Capital Franchise Finance Corporation ("GE Capital") to provide funds for the Offer and the Merger. The loans from GE Capital will initially be secured by a pledge of the Continuing Shareholders' Shares and $2 million in cash collateral to be provided by the Continuing Shareholders. Should the Majority of the Minority Condition and the Minimum Tender Condition be satisfied, and the Merger occurs, the financing will be secured by the assets of the Company upon completion of the Offer and the Merger. Although we do not have alternative financing plans in place should the loans from GE Capital be unavailable for any reason, we believe we could obtain replacement financing on commercially reasonable terms. See "The Offer--Section
10. Source and Amount of Funds."

Is your financial condition relevant to my decision to tender shares?

         We do not think our financial condition is material to your decision whether to tender Shares in the Offer because:

     o   The Offer is being made for all of the Shares solely for cash;

     o   The Offer is not subject to any financing condition; and

     o If we consummate the Offer and not all Shares are tendered and accepted for payment, in the Merger we will acquire all Shares not tendered in the Offer for the same purchase price paid in the Offer.

See "The Offer--Section 10. Source and Amount of Funds."

What are the most significant conditions to the Offer?

         The Offer is conditioned, among other things, on (i) satisfaction of the Majority of the Minority Condition, which requires the tender of at least a majority of the outstanding Shares that are not beneficially owned by the Continuing Stockholders and the executive officers of the Company who are not Continuing Stockholders, and (ii) the satisfaction of the Minimum Tender Condition, which requires the tender of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, we would own at least 90% of the outstanding Shares, which would also mean that the Majority of the Minority Condition had been satisfied. In no event may the Majority of the Minority Condition be waived. However, we have reserved the right, in our sole discretion, to waive the Minimum Tender Condition. See "Introduction" and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of all of the conditions to which the Offer is subject.

How long do I have to decide whether to tender my Shares in the initial offering period?

         You may tender your Shares under the Offer until 12:00 midnight, Eastern Standard Time, on February 2, 2005, which is the scheduled expiration date of the offering period, unless we decide to extend the offering period. See "The Offer--Section 3. Procedures for Tendering Shares" for information about tendering your Shares.

Can the Offer be extended? How will I be notified if the Offer is extended?

         Yes. We may elect to extend the Offer. We can do so by issuing a press release no later than 9:00 a.m., Eastern Standard Time, on the business day following the scheduled expiration date of the Offer, stating the extended expiration date and the approximate number of Shares tendered to date. See "The Offer--Section 1. Terms of the Offer; Expiration Date" for information about extension of the expiration date of the Offer.

Will there be a subsequent offering period?

         Following the satisfaction or waiver of all the waivable conditions to the Offer and the acceptance of and payment for all the tendered Shares during the initial offering period, we may elect to provide a subsequent offering period of at least three (3) business days, during which time shareholders whose Shares have not previously been tendered and accepted for payment may tender, but not withdraw, their Shares and receive the Offer consideration. Under federal securities laws, we are not allowed to provide a subsequent offering period of more than twenty (20) business days. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 4. Rights of Withdrawal" for more information concerning any subsequent offering period.

How do I tender my Shares?

         If you hold the certificates for your Shares, you should complete the enclosed Letter of Transmittal and enclose all the documents required by it, including your stock certificates, and send them to the Depositary at the address listed in this Offer to Purchase. If your broker holds your Shares for you in "street name," (i.e. with a brokerage such as Merrill Lynch, Charles Schwab, or Ameritrade) you must inform your broker of your decision to tender your Shares and instruct your broker to tender your Shares on your behalf. In any case, the Depositary must receive all required documents before the expiration date of the Offer, which is February 2, 2005, unless extended. If you cannot comply with any of these procedures, you still may be able to tender your Shares by using the guaranteed delivery procedures described in this document. See "The Offer--Section 3. Procedures for Tendering Shares" for more information on the procedures for tendering your Shares.

Until when can I withdraw previously tendered Shares?

         You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by 12:00 midnight, Eastern Standard Time, on February 2, 2005, you can withdraw them at any time after such date until we do accept your Shares for payment. This right to withdraw will not apply to any subsequent offering period if we elect to establish one. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 4. Rights of Withdrawal."

How do I withdraw previously tendered Shares?

         You (or your broker, if your Shares are held in "street name") may withdraw any Shares that you have tendered by sending a written or facsimile transmission notice of withdrawal to the Depositary at the address or facsimile number listed in this Offer to Purchase at any time before 12:00 midnight, Eastern Standard Time, on February 2, 2005 or, if the Offer is extended, the extended expiration date. The notice must include the name of the shareholder that tendered the Shares, the number of Shares to be withdrawn and, if certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name in which the tendered Shares are registered if different from that of the person who tendered the Shares. For complete information about the procedures for withdrawing your previously tendered Shares, see "The Offer--Section 4. Rights of Withdrawal."

Will the Company's board of directors make a recommendation concerning the Offer?

         Under SEC rules,  the Company's  board of directors will be required to
(i) make a recommendation, (ii) state that it is neutral, or (iii) state that it is unable to take a position with respect to the Offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters, no later than ten (10) business days from the date of this Offer to Purchase. The Company is also required to send to you a copy of its Schedule 14D-9. In evaluating the Offer and the Merger, you should be aware that all of the members of the Company's board of directors and its President and Chief Executive Officer are Continuing Shareholders. They therefore have conflicts of interest with respect to the Offer and the Merger. For these reasons, we believe the Company's board of directors will be unable to take a position with respect to the Offer and the Merger. For additional information on interests that the Company's board members and executive officers may have in the Offer and the Merger, see "Special Factors--Section 6. Conflicts of Interest."

         We urge you to make your own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of your own investment objectives, your views as to the Company's prospects and outlook and any other factors that you deem relevant to your investment decision. See "Special Factors--Background of the Offer" and "Special Factors--Section 4. Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger" for more detailed information.

Have you negotiated or sought the approval of the terms of the Offer or the Merger with the Company?

         No. We have not negotiated the terms of the Offer or the Merger with the Company, its board of directors or any special committee of its board of directors.

Has the Company's board of directors formed a special committee of independent directors to evaluate the Offer?

         No. All of the members of the Company's board of directors are Continuing Shareholders. Accordingly, there are currently no independent directors of the Company who could serve as a special committee of independent directors of its board to evaluate the Offer. See "Special Factors--Section 6. Conflicts of Interests."

Have you received a financial analysis regarding the fairness of the Offer and the Merger?

         Although we have received a valuation analysis from our financial advisor, Veber Partners, LLC, neither we nor the Company obtained a fairness opinion regarding the fairness of the Offer Price, from a financial point of view, to shareholders of Elmer's unaffiliated with us. Our financial advisor has delivered to us an analysis concluding that, as of August 5, 2004, $6.57 per Share constitutes fair value for such Shares from a financial point of view. You should be aware, however, that Veber Partners' conclusion was based on and subject to important assumptions, limitations and qualifications. See "Special Factors--Section 3. Analysis of Veber Partners, LLC" for more information regarding the analysis and Exhibit (c) to Schedule TO for a full copy of the analysis.

If I decide not to tender, how will the Offer affect my Shares?

         If you do not tender your Shares, the Offer might not be consummated if the Majority of the Minority Condition and/or the Minimum Tender Condition are not be satisfied. We will not acquire any Shares through this Offer if (i) the Majority of the Minority Condition is not satisfied, or (ii) the Minimum Tender Condition is not satisfied and we do not waive this condition. See "The Offer--Section 10. Certain Conditions to the Offer." If the Offer is not consummated, you will remain a shareholder of the Company. If you do not tender your Shares and we consummate the Offer and, as a result we own at least 90% of the outstanding Shares of the Company, we will effect the Merger without the vote or approval of the Company's board of directors or shareholders. In the Merger, you will be entitled to receive $7.50 per Share in cash or to seek dissenters' rights in accordance with the OR Business Act. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A.

         Even if we do not own at least 90% of the outstanding Shares after consummating the Offer, shareholders who did not tender their Shares will remain shareholders of the Company. There can be no assurances that we will be able to consummate an alternative transaction to the Merger to acquire the remaining Shares and it might take considerably longer for the shareholders of the Company to receive any consideration for their Shares than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the remaining shareholders of the Company that are more or less than, or the same as, the Offer Price. See "Questions and Answers About the Tender Offer--If Purchaser Consummates the Tender Offer, What are Its Plans with Respect to All of the Shares that are Not Tendered in the Offer?" and "Special Factors--Section
7. Conduct of the Company's Business if the Offer is Not Completed or if Purchaser Waives the Minimum Tender Condition."

How will U.S. taxpayers be taxed for U.S. federal income tax purposes?

         If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (i) the cash you receive in the Offer and (ii) your adjusted tax basis in the Shares you sell in the Offer or the Merger. That gain or loss will be a capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held by you for more than one year at the time the Offer or the Merger is completed. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer or the Merger to you. See "The Offer--Section 5. Material Federal Income Tax Consequences of the Offer."

If my tendered Shares are accepted in the Offer, when will I get paid?

         If the conditions to the Offer are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check for an amount equal to the product of the number of Shares you have tendered in the Offer multiplied by $7.50 per Share, without interest and less any required withholding taxes. The checks will be mailed out promptly following our acceptance of Shares in the Offer but in any event no earlier than the Expiration Date. See "The Offer--Section 2. Acceptance for Payment and Payment for Shares." Generally, taxes will be withheld from any amounts payable to you as a result of the Offer only if you do not complete and remit to the Depositary Substitute Form W-9.

         In all cases, payment for tendered Shares will be made only after timely receipt by us of certificates for such Shares, a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares.

What are your plans with respect to the Company's employees?

         We believe the Company's employees are important to the success of the Company's business and operations and do not currently anticipate that the Offer and the Merger would be disruptive to the Company's current ongoing operations or would result in the need to terminate any of the Company's employees.

What are your plans with respect to the business of the Company?

         We do not contemplate any changes in the day-to-day management and operation of the business of the Company. However, if the Offer and the Merger are consummated, the Continuing Shareholders intend to make an election (the "S Election") to be treated as an electing small business corporation within the meaning of Section 1361 of the Internal Revenue Code of 1986, as amended. We retain the right to change the business plan of the Company based on future developments. Nonetheless, aside from the S Election, we have no current plans that would involve a material change in the corporate structure, management or business of the Company. See "Special Factors--Section 5. Purchaser's Plans for the Company."

Is this the first step in a going-private transaction?

         Yes. Assuming that the Minimum Tender Condition is satisfied, we will acquire the Shares that were not tendered in the Offer pursuant to the Merger between Purchaser and the Company. Following the Merger, the Company will cease to be a public company. See "Special Factors--Section 5. Purchaser's Plans for the Company" and "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3."

Will the Offer be followed by the Merger if not all of the publicly traded Shares of the Company are tendered in the Offer?

         Assuming that the Minimum Tender Condition is satisfied, we will effect the Merger and acquire all of the Shares that were not tendered in the Offer at a price equal to that paid in the Offer. Section 60.491 of the OR Business Act provides that if we own at least 90% of the outstanding shares of the Company, we may merge with and into the Company without the approval or any other action on the part of the shareholders of either Purchaser or the Company or the board of directors of Elmer's. If the Offer and Merger are consummated as intended, all of the remaining shareholders (other than the Continuing Shareholders) of the Company who did not tender their Shares in the Offer will receive either the Offer Price or, if they exercise their dissenters' rights pursuant to Section
60.551 through 60.591 of the OR Business Act, the fair value of their Shares. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A.

If you consummate the Offer, what are your plans with respect to Shares that are not tendered in the Offer?

         If the Majority of the Minority Condition and the Minimum Tender Condition are satisfied, we will cause Purchaser to merge with and into the Company and pay to the Company's shareholders who have not tendered their Shares or exercised dissenters' rights the same consideration we paid for Shares in the Offer. Shareholders of the Company who do not tender their Shares in the Offer will have a right to demand payment of the fair value of their Shares under the OR Business Act. In no event will we complete the Offer unless the Majority of the Minority Condition is satisfied.

         If only the Majority of the Minority Condition is satisfied, we may still consummate the Offer if we waive the Minimum Tender Condition, subject to our determination that such purchase is financially prudent. Whether we determine that such a purchase would be financially prudent will be based on our consideration of:

           o  The number and percentage of Shares actually tendered;
           o Our perception of the costs and burdens of there being a minority stock ownership in the Company; and
           o  The  financial   resources   and   liquidity  of  the   Continuing
              Shareholders to support the ability to make such a purchase.

In such event, we may, among other things: (a) engage in open market or privately negotiated purchases of Shares to increase our aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effect a short-form merger; (b) cause the Continuing Shareholders to exercise options held by the Continuing Shareholders to acquire the Company's common stock, which are vested and exercisable, to increase Purchaser's aggregate ownership of the Shares to at least 90% of the then outstanding Shares and then effecting a short-form merger; or (c) propose that Purchaser and the Company enter into a merger agreement to effect a long-form merger, which would require the approval of the Company's board of directors and the vote of the Company's shareholders in favor of the long-form merger. In addition, if there are fewer than 300 shareholders who own at least 100 Shares, or if the Company is unable to comply with another requirement for continued listing on the Nasdaq SmallCap Market as a result of the purchase of such tendered Shares, the Company's common stock may be delisted from the Nasdaq SmallCap Market. The Company's common stock may also be deregistered from the reporting requirements of the Exchange Act if there are less than 300 remaining shareholders. In any event, any Shares not tendered would remain outstanding. We currently do not know whether a second-step transaction, such as a long-form merger, or open market or privately negotiated purchases of Shares would be viable in the event we were to waive the Minimum Tender Condition. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" and Schedule A for more information concerning the Merger and exercising dissenters' rights and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of all of the conditions to which the Offer is subject. See "Special Factors--Section 5. Purchaser's Plan for the Company," "Special Factors--Section 7. Conduct of the Company's Business if the Offer is Not Completed or if Purchaser Waives the Minimum Tender Condition," and "The Offer--Section 11. Certain Conditions of the Offer" for a complete description of our plans if the Minimum Tender Condition is waived.

What affect does the Offer have on outstanding options to purchase Shares?

         Option holders (other than the Continuing Shareholders who are option holders) who exercise their options and tender the Shares issued upon such exercise will receive the Offer Price for such Shares. With respect to the Continuing Shareholders who are also option holders, any options exercised prior to the Merger will be contributed to Purchaser. Pursuant to the terms of the Company's stock option plan, the vesting schedules of options have been accelerated to permit their exercise prior to the Offer and the Merger. The vesting schedules of options held by the Continuing Shareholders have been accelerated (consisting of currently unvested options to purchase up to an addition 36,400 Shares), but the Continuing Shareholders are waiving their rights to exercise such accelerated options in connection with the Offer. Option holders (other than the Continuing Shareholders) whose options are not exercised prior to the Merger will receive the amount by which the Offer Price exceeds the exercise price in cash in the Merger in exchange for the cancellation of their options. See "The Offer--Section 1. Terms of the Offer; Expiration Date," and "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3" for more information on the treatment of options in the Offer and the Merger.

         Certain of the Continuing Shareholders hold options to purchase up to 291,064 Shares with exercise prices below $7.50. These individuals will have the choice: (a) to receive for each Share issuable upon exercise of such option the amount by which the Offer Price exceeds the exercise price in cash in the Merger; (b) to retain the option, on the same terms and conditions, to purchase shares of the surviving corporation's common stock; or (c) to receive some cash and to retain some options, in such combination as may be determined by each of the Continuing Shareholders with respect to their options. As a result, in the event the Merger occurs, the Continuing Shareholders may elect to receive cash in an amount up to $799,515 in the aggregate for the Shares underlying the options if all of the Continuing Shareholder opt to cash out all of their options. See "Special Factors--Section 6. Conflicts of Interest" for more information on the treatment of the Continuing Shareholders' options in the Offer and the Merger.

When do you expect to complete the Offer and the Merger?

         We hope to complete the Offer on midnight, Eastern Standard Time, February 2, 2005, the initial scheduled expiration date. However, we may extend the Offer if the conditions to the Offer have not been satisfied at the scheduled expiration date or if we are required to extend the Offer by the rules of the SEC. If the Minimum Tender Condition is satisfied, we expect to complete the Merger as soon as reasonably practicable following the completion of the Offer. See "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3."

Will I have the ability to assert dissenters' rights for my Shares?

         If you do not tender your Shares in the Offer and the Merger is consummated, you will have a statutory right to demand payment of the fair value of your Shares plus accrued interest, if any, from the date of the Merger in accordance with the OR Business Act. If you tender your

Shares in the Offer and we purchase them, you will not be entitled to exercise statutory dissenters' rights and demand payment of the fair value for your
Shares  under  the  OR  Business  Act.  The  value  received  upon  exercise  of dissenters' rights may be more than, less than or the same as the cash consideration paid in the Offer and the Merger. The costs of the appraisal proceeding may be determined by Oregon courts and assessed against the parties as the Oregon courts deems equitable in the circumstances. See "The Offer--Section 9. Merger; Appraisal Rights; Rule 13e-3" and Schedule A.

What is the market value of my Shares as of a recent date?

         On August 5, 2004, the last full trading day prior to the public announcement of the Continuing Shareholders' expression of interest to take Elmer's private, the reported closing price on the Nasdaq SmallCap Market was $6.25 per share of Elmer's common stock. On December 17, 2004, the last full trading day prior to this Offer, the reported closing price on the Nasdaq SmallCap Market was $7.50 per share of Elmer's common stock. The weighted average closing price on the Nasdaq SmallCap Market between January 1, 2004 and August 5, 2004 was $6.58 per share of Elmer's common stock. The weighted average closing price for the twelve-month period ended August 5, 2004 was $6.46 per share of Elmer's common stock. You should obtain a recent market quotation for the common stock of Elmer's in deciding whether to tender your Shares. See "The Offer--Section 6. Price Range of Shares; Dividends; Ownership of and Transactions in Shares" for recent high and low sales prices for the Shares.

Who can I talk to if I have questions about the Offer?

         If you have questions or you need assistance, you should contact OTR, Inc., who is acting as the Information Agent for the Offer, at the following address and telephone number:

                                    OTR, Inc.
                               Attn: Robert Roach
                           1000 SW Broadway, Suite 920
                             Portland, Oregon 97205
                            Telephone (503) 225-0375
                               Fax (503) 273-9168

          TO THE HOLDERS OF COMMON STOCK OF ELMER'S RESTAURANTS, INC.:

                                  INTRODUCTION

         ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser") currently controlled by Bruce N. Davis, Chairman of the Board, President and Chief Executive Officer of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's" or the "Company"), hereby offers to purchase (the "Offer"), at a price of $7.50 per share (the "Offer Price"), in cash, all outstanding shares of the Company's no par value common stock (the "Shares") not currently owned by the Continuing Shareholders (as defined below), on the terms and subject to the conditions specified in this Offer to Purchase and the related Letter of Transmittal. Upon the closing of the Offer, Purchaser will be owned by Bruce N. Davis, William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams, and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (each referred to herein as a "Continuing Shareholder" and collectively, the "Continuing Shareholders"). Together, the Continuing Shareholders currently own approximately 59% of the outstanding common stock of Elmer's. As of December 8, 2004, 756,601 Shares are being sought in the Offer. In addition, as of December 8, 2004 there were a total of 419,162 outstanding options to acquire Shares that had an exercise price less than the Offer Price, of which outstanding options to acquire 128,098 Shares were held by individuals other than the Continuing Shareholders. Shares issued upon exercise of such options and prior to the expiration of the Offer will also be subject to this Offer. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Continuing Shareholders."

         The Offer represents a 20% premium over the closing price of Elmer's common stock on August 5, 2004, the last full trading day before the public announcement of the Continuing Shareholders' interest to take Elmer's private. The following table reflects the premium relative to the Offer Price measured over the period(s) indicated (all of which are for periods ending as of the close of trading on August 5, 2004):

                   Period(s)                         Price              Premium
                   ---------                         -----              -------
Prior Day Closing (August 5, 2004)                   $6.25                20.0%
5-Day Weighted Average                               $6.39                17.5%
30-Day Weighted Average                              $6.38                17.3%
13-Week Weighted Average                             $6.49                15.5%
52 Week High                                         $7.00                 7.1%
52 Week Low                                          $5.94                26.3%

         If you are a record owner of Shares, you will not be required to pay brokerage fees or commissions or, except as described in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares in the Offer. Shareholders who hold their Shares through bankers or brokers should check with such institutions as to whether they charge any service fee.

However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup U.S. federal income tax withholding at applicable rates (currently 28%) of the gross proceeds payable to you. Purchaser will pay all charges and expenses of OTR, Inc., who will act as both the Depositary and the Information Agent for the Offer, incurred in connection with the Offer.

         THE OFFER IS CONDITIONED ON, AMONG OTHER THINGS, (1) THE TENDER OF AT LEAST A MAJORITY OF THE TOTAL OUTSTANDING SHARES OF ELMER'S, EXCLUDING SHARES BENEFICIALLY OWNED BY THE CONTINUING SHAREHOLDERS AND THE EXECUTIVE OFFICERS OF ELMER'S WHO ARE NOT CONTINUING SHAREHOLDERS (THE "MAJORITY OF THE MINORITY CONDITION"); AND (2) THE TENDER OF A SUFFICIENT NUMBER OF SHARES PURSUANT TO THIS OFFER SUCH THAT, AFTER THE SHARES ARE PURCHASED PURSUANT TO THIS OFFER, PURCHASER WOULD OWN AT LEAST 90% OF THE THEN OUTSTANDING ELMER'S COMMON STOCK (THE "MINIMUM TENDER CONDITION"). IN NO EVENT MAY THE MAJORITY OF THE MINORITY CONDITION BE WAIVED. HOWEVER, PURCHASER RESERVES THE RIGHT TO WAIVE THE MINIMUM TENDER CONDITION.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         This Offer is also subject to certain other conditions described in "The Offer--Section 11. Certain Conditions to the Offer."

         Together, the Continuing Shareholders currently own approximately 59% of the Company's outstanding common stock. According to information provided by Elmer's to Purchaser, as of December 8, 2004, there were 1,842,945 Shares outstanding, of which 756,601 Shares were held by persons other than the Continuing Shareholders and executive officers of the Company who are not Continuing Shareholders. Based on the foregoing, if Purchaser were to purchase 572,307 Shares pursuant to the Offer, both the Minimum Tender Condition and the Majority of the Minority Condition would be met. Based on information provided by Elmer's to Purchaser, as of December 8, 2004, the executive officers of Elmer's (other than the Continuing Shareholders), as a group held options to purchase up to 9,100 Shares. As of the date hereof, Purchaser is not aware whether these executive officers will exercise their options to purchase Shares and, if they do, whether they intend to tender their Shares in the Offer.

         The purpose of the Offer is to acquire as many outstanding Shares as possible as a first step in the acquisition of the entire equity interest in Elmer's. If the Majority of the Minority Condition and the Minimum Tender Condition are satisfied, Purchaser will merge with and into the Company in a short-form merger (the "Merger"), and the Company will be the surviving corporation in the Merger. In the Merger, each outstanding Share (other than Shares held by shareholders of the Company who perfect their dissenters' rights under the OR Business Act) will be converted into the right to receive in cash an amount equal to the Offer Price, without interest and less any required withholding tax.

Under the OR Business Act, if Purchaser owns at least 90% of the outstanding Shares, Purchaser can consummate the Merger without any action or vote by the Company's Board of Directors or shareholders. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3." As a result of the Offer and the Merger, the Continuing Shareholders will wholly own the Company, the common stock of the Company will be de-listed from the Nasdaq SmallCap Market, and the Company will de-register from, and will no longer be subject to, the reporting obligations under the Exchange Act.

         Under SEC rules, Elmer's board of directors will be required to (i) make a recommendation, (ii) state that it is neutral, or (iii) state that it is unable to take a position with respect to the Offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters, no later than ten (10) business days from the date of this Offer to Purchase. Elmer's is also required to send to you a copy of its
Schedule 14D-9. In evaluating the Offer and the Merger, you should be aware that all of the members of the Company's board of directors and its President and Chief Executive Officer are Continuing Shareholders. They therefore have conflicts of interest with respect to the Offer and the Merger. For these reasons, we believe the Company's board of directors will be unable to take a position with respect to the Offer and the Merger. See "Special Factors--Section
6. Conflicts of Interest."

         We urge you to make your own decision as to the acceptability of the Offer, including the adequacy of the Offer Price, in light of your investment objectives, your views as to the Company's prospects and outlook and any other factors that you deem relevant to your investment decision. See "Special Factors--Section 1. Background of the Offer" and "Special Factors--Section 4. Position of Purchaser and the Continuing Shareholders Regarding the Fairness of the Offer and the Merger" for more detailed information. We also encourage you to review carefully the Schedule 14D-9.

         This Offer to Purchase and the documents incorporated by reference in this Offer to Purchase include certain forward-looking statements. These statements appear throughout this Offer to Purchase and include statements regarding the intent, belief or current expectations of Purchaser and the Continuing Shareholders, including the information under the caption "The Offer--Section 7. Certain Information Concerning the Company." Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things:

    o    Competitive factors in the industries in which Elmer's operates;
    o The ability to execute fully Purchaser's business strategy after taking Elmer's private;
    o    The ability to realize estimated expense savings;
    o The ability to repay the debt financing incurred to complete the Offer and the Merger and to operate the business in compliance with the operating covenants of the bank loan agreements;
    o    The ability to attract and retain qualified employees;
    o The ability to implement the controls necessary to reduce costs and improve revenues;

    o    General economic, capital market and business conditions;
    o    War and acts of terrorism;
    o    Changes in government regulation;
    o    Changes in Nasdaq listing requirements;
    o Changes in tax law requirements, include tax rate changes, new tax laws and revised tax law interpretations; and
    o    The risks and uncertainties described in Elmer's SEC filings.

         There may also be other factors that are currently not identifiable or quantifiable, but may arise or become known in the future. Forward-looking statements speak only as of the date the statement was made. Purchaser is not obligated to publicly update or revise any forward-looking statement, whether as a result of new information, future results, or for any other reason, except as may be required by federal securities laws.

         The information contained in this Offer to Purchase concerning Elmer's was obtained from publicly available sources or made available by Elmer's to Purchaser and the Continuing Shareholders. Neither Purchaser nor the Continuing Shareholder takes any responsibility for the accuracy of such information.

         THE  OFFER  IS  CONDITIONED  UPON THE  SATISFACTION  OR  WAIVER  OF THE
CONDITIONS DESCRIBED IN "THE OFFER--SECTION 11. CERTAIN CONDITIONS OF THE OFFER." THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005, UNLESS PURCHASER EXTENDS IT.

         THIS OFFER TO PURCHASE AND THE RELATED  LETTER OF  TRANSMITTAL  CONTAIN
IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

1. BACKGROUND OF THE OFFER

         At various times in recent years, Bruce N. Davis and William W. Service have discussed informally between among themselves, and with other directors and certain members of Company management, the merits of a going private transaction involving the Company. The factors that prompted these discussions were:

    o    The small market capitalization of the Company;

    o The small size of the "public float" and limited institutional following of the Company's common stock;

    o    The low trading volume of the Company's common stock;

    o The lack of research attention being given to Elmer's from market analysts;

    o The lack of liquidity and the Continuing Shareholders' perception that the liquidity of the Company's common stock would not improve in the future;

    o    The significant and increasing cost of being a public company; and

    o The Company's focus on growth through franchising, which does not require additional capital.

         These discussions intensified commencing in late 2002 as certain of the Continuing Shareholders became aware of the additional expenses that would be associated with continuing to be a publicly traded company and the additional burdens that would be placed on management and the board of directors as a result of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley") and various rules promulgated by the SEC thereunder. The Continuing Shareholders ultimately concluded that such a transaction would be appropriate at this time. Following is a more detailed discussion of events leading up to the Offer.

         The Company, located in Portland, Oregon, is a franchisor and operator of full-service, family oriented restaurants under the names "Elmer's" and "Mitzel's American Kitchen," and operates delicatessen restaurants under the names "Ashley's Cafe," "Richard's Deli and Pub" and "Cooper's Deli and Pub." The Company is an Oregon corporation and was incorporated in 1983. Walter Elmer opened the first Elmer's restaurant in Portland, Oregon in 1960, and the first franchised restaurant opened in 1966. The Company acquired the Elmer's franchising operation in January 1984 from the Elmer family. The Company now owns and operates 10 Elmer's restaurants, five Mitzel's American Kitchen restaurants, and 13 Delis, and franchises 23 Elmer's restaurants in five western states. The Company reports on a fiscal year, which ends on the Monday nearest March 31st.

         The Company's initial public offering, completed in 1985, involved the issuance by the Company of 441,004 shares of its common stock representing approximately 18% of its capital stock at such time. The Company received net proceeds of $1,187,684.

         On August 25, 1998, CBW Inc. ("CBW") acquired 705,000 shares of the Company's common stock, representing a controlling interest in the Company (approximately 53.8% of its then outstanding common stock) in a transaction with Anita Goldberg and Rudolph Maurosky (Ms. Goldberg's brother). CBW was owned by Ms. Linda Ellis-Bolton, Ms. Karen K. Brooks, Mr. Thomas C. Connor, Mr. Bruce N. Davis, Mr. Corydon H. Jensen, Jr., Ms. Sheila J. Schwartz, Mr. William W. Service, Mr. Gregory W. Wendt and, Mr. Donald W. Woolley, all of whom are Continuing Shareholders. CBW's purpose in acquiring the shares was to build on the Company's strong product and reputation and pursue both internal and external growth opportunities, with an initial focus on improving the growth of Company-owned restaurants.

         On February 18, 1999, CBW merged with and into the Company in exchange for shares of the Company's common stock (along with contribution and cancellation of the shares of the Company's common stock then owned by CBW). Through the merger, the Company became the owner and operator of five Ashley's delis, all of which were owned by CBW prior to the merger. In addition, the Company acquired an option (the "GVL Option") held by CBW to purchase four Richard's Deli and Pub's that, at the time, were owned and operated by Grass Valley Limited, Inc., an Oregon corporation ("GVL") which was owned by Mr. Richard P. Buckley and Mr. Gary N. Weeks, each of whom are Continuing Shareholders.

         On March 31, 1999, the Company exercised the GVL Option and purchased all of its issued and outstanding capital stock in exchange for a cash payment in the amount of $110,000 and the Company's issuance of 209,620 shares of the Company's common stock to the two shareholders of GVL, Mr. Buckley and Mr. Weeks.

         Over the past several years, a number of circumstances both inside the Company and external to the Company, discussed further under "Special Factors--Section 2. Purpose and Structure of the Offer and Merger; Reasons of Purchaser and the Continuing Shareholders for the Offer and the Merger; Alternatives Considered," have occurred that have caused Purchaser and the Continuing Shareholders to undertake the Offer and the Merger at this time.

         In 2001, the Company's management and board of directors believed that the future growth of the Company would result primarily through franchising of Elmer's restaurants, rather than increasing growth through Company-owned restaurants (which require significant capital investments on a per restaurant basis). Conversely, growth through franchising required significantly less capital while providing additional revenue, which can be accretive to earnings. Accordingly, the Company decided to focus efforts on new and existing franchisees, with an emphasis on experienced single and multi-unit operators and locations in the Western United States where the Company has an established presence. In 2001, the board of directors approved the re-franchising of the Company-owned Elmer's restaurants in Southern Oregon to an experienced restaurant group, which agreed to open two additional Elmer's restaurants. The transaction was part of a strategy to concentrate Company operated restaurants along Interstate 5 between Eugene, Oregon and Seattle, Washington. In 2004, the Company refranchised the Elmer's Restaurant in Palm Springs, California.

         With the passage of Sarbanes-Oxley, the Company encountered significant and continuing increases in the cost of maintaining its status as a public company, both through increased hard-dollar compliance costs as well as the soft-dollar costs of management time, energy and resources for compliance. For many years, the Company's stock has suffered from low trading volume, limited interest from institutional buyers, and a lack of research coverage. The average trading volume (i) for the year ending August 5, 2004 is 1,620 Shares per day (the last full trading day before the original announcement of the going private proposal); (ii) for the year ending December 8, 2004 is 1,808 Shares per day; and (iii) for the four years ended December 8, 2004 is 1,504 Shares per day. The median number of trades per day in the same period is one. Throughout this period, the Company has had only one significant institutional investor holding slightly less than 5% of the Company's outstanding stock. The Company is not aware of any meaningful analyst coverage of the Company since the current management team arrived in August 1998. From time to time, however, there have been quantitative reports on the Company available from third parties (e.g., Value Line), but these reports have not, to the best of the Continuing Shareholders' knowledge, provided the earnings estimates, buy/sell recommendations or significant narrative commonly associated with analyst coverage.

         From time to time, the Company has explored various means of maximizing the shareholder value both informally and formally. In addition, several of the Company's shareholders, including Mr. David C. Mann (one of the Continuing Shareholders), periodically suggested that a going private transaction was a logical response to the Company's situation.

         In June 2003, Mr. Davis and Mr. Service, on behalf of the Company, began to consider strategic alternatives for the Company, including going private, because they believed that public ownership made the Company less efficient and added to its costs without providing corresponding benefits often available to public companies. In particular, they recognized that the Shares were thinly traded and that the Company had not had the opportunity usually available to publicly held corporations to take advantage of the capital markets. Mr. Davis and Mr. Service concluded that a strategic transaction (such as a sale or a going private transaction) would eliminate both the need for management to focus on the requirements imposed on public companies and the costs attendant to those requirements.

         In June 2003, Mr. Davis and Mr. Service, on behalf of the Company, contacted Mr. Gary Cole, who previously served as the Company's principal outside counsel from 1998 through the summer of 2001 as a partner at the law firm of Ball Janik LLP. Although Mr. Cole no longer provided legal counsel to the Company (and had since left Ball Janik), he had gained knowledge of both the Company and its strategic planning objectives and had substantial experience in arranging business combinations. On June 24, 2003, Mr. Davis and Mr. Mike Chamberlin, Finance Manager of the Company, met with Mr. Cole and informally discussed the concept of a going private transaction. Subsequently, Mr. Davis and Mr. Service concluded that the interests of the Company and its shareholders would be best served through a sale of the Company to a strategic buyer and, if they could maximize shareholder value through an acquisition transaction in the near term, such a course of action would be desirable. Alternatively, if an acquisition on financially attractive terms was not a likely alternative, they believed a going private transaction would provide an opportunity to maximize shareholder value before increasing public company costs adversely impacted the Company's financial performance and, in turn, the value of its stock.

         Based on these discussions, on June 26, 2003, the Company engaged Mr. Cole to assist the Company in exploring available strategic alternatives, including the sale of the Company. Mr. Davis and Mr. Service, in consultation with Mr. Peter Sirkin (a restaurant consultant who has consulted with the Company for the past several years advising on strategic positioning) and based on their extensive knowledge of the Company's industry, identified potential candidates to purchase the Company. The criteria used in determining potential candidates included, among other things, experience in the family restaurant category, a demonstrated record of successful acquisitions, and the likelihood of a strong strategic and operational fit with the Company's profile. The Company identified existing family restaurant chains as well as three private equity firms with experience in the family restaurant business as potential acquirers.

         From July 2003  through  October  1,  2003,  Mr.  Cole and the  Company engaged in preliminary discussions and meetings with a number of parties to determine the level of interest in acquiring the Company. Four family restaurant chains were contacted in conjunction with private equity firms with interests in these chains. Several potential candidates expressed an interest in learning more about the Company and the Company, after entering into various confidentiality agreements, provided information to these parties. However, none of the potential candidates conducted meaningful due diligence of, or submitted a formal proposal to, the Company. Several candidates indicated that based on the then-current market price of the Shares, and allowing for the Company's deferred tax and stock option liabilities, they would be unable to make an offer in excess of the then-current market price of the Shares. By October 1, 2003, it became evident that the options for strategic transactions involving the sale of the Company to maximize shareholder value were limited. Between June 26, 2003 and October 1, 2003, the closing price of the Shares fluctuated between $5.50 and $6.50 per Share, with an average closing price of $6.15 per Share. From time to time during the engagement, Mr. Davis informally updated various board members, including Mr. Connor, Mr. Service, and Mr. Woolley, on the progress of Mr. Cole's efforts. By the October 22, 2003 board meeting, Mr. Davis, Mr. Service and Mr. Cole had concluded that unless there was a significant decline in the Share price, or a meaningful increase in the appetite of private equity buyers, a third party acquisition was unlikely.

         On January 16, 2004, the Company completed an issuer self-tender for 204,205 Shares at a price of $6.43 per share. The purpose of the self-tender was the board of directors' conclusion that, in light of the Company's available cash, anticipated cash needs and possible alternative uses of its cash, investing in the Company's shares was an efficient and prudent means of providing value to the Company's shareholders. The issuer self-tender offer was over-subscribed by approximately 300,000 shares, which suggested to Mr. Service that some of the Company's shareholders were interested in additional liquidity.

         In February 2004, Mr. Chamberlin, Mr. Davis and Mr. Dennis Miller, the Company's Controller, met with representatives from the Company's independent auditor, Moss Adams, LLP to discuss recent changes in the audit requirements as a result of Sarbanes-Oxley (and various SEC rules promulgated in its wake) and Moss Adams' expectations for substantially increased audit fees going forward. After that meeting, the Company solicited bids from two other accounting firms and found no meaningful savings. Mr. Davis directed Mr. Chamberlin and Mr. Miller to prepare a presentation for the May board meeting on public company costs.

         As a result of these circumstances, between March 2004 and April 2004, Mr. Davis and Mr. Service began to consider seriously the possibility of a transaction in which they, with other directors, officers and shareholders with whom they had relationships, would purchase all of the outstanding equity securities of the Company.

         On April 22, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin met with representatives of the law firm of Lane Powell Spears Lubersky LLP ("Lane Powell") to further their understanding of going private alternatives, explored with Lane Powell the various legal issues associated with a going private transaction and considered the costs and desirability of such a transaction.

         After meeting with Lane Powell, Mr. Davis and Mr. Chamberlin had a preliminary meeting with representatives of Veber Partners, LLC ("Veber Partners"), a Portland, Oregon based investment banking firm, to discuss the financial analysis that may be involved as part of a going private transaction.

         At the May 27, 2004, meeting of the Company's Board of Directors, the directors discussed the costs and other challenges of being a public company. Mr. Chamberlin and Mr. Miller presented information on the Company's current and prospective public company costs. The Company's external costs for FY2004 totaled $190,803. Mr. Chamberlin and Mr. Miller estimated internal staff costs of $75,150, for total public company costs of approximately $266,000, which represents approximately 14% of the Company's FY 2004 pre-tax income. Mr. Chamberlin and Mr. Miller presented a forecast of FY 2005 public company costs based on their discussions with Moss Adams and the two other prospective accounting firms. External public company costs were expected to increase from $170,000 to $363,050, principally due to increases in the cost of the Company's financial audit and the Sarbanes-Oxely requirement for an additional audit of internal controls. Internal costs were estimated to rise $30,000 due to additional staff time required to support the audit of internal controls. The total estimated public company costs for FY 2005 were approximately $468,200, which represents approximately 25% of the Company's FY2004 pre-tax income.

         The board of directors then discussed the Company's strategic situation, including: (i) lack of liquidity for the shareholders due to the small size of the "public float," lack of significant institutional shareholders and absence of analyst coverage; (ii) significant legal, accounting and insurance costs; (iii) significant administrative and reporting burdens; (iv) the increase in such burdens following enactment of Sarbanes-Oxley; and (v) lack of any material business benefit to the Company resulting from its public company status. The board of directors then discussed three broad strategic options:

    o    Maintaining the status quo;

    o    De-registration/de-listing; or

    o A sale of the Company, either to an independent third party or in a going private transaction.

The board of directors concluded that maintaining the status quo would ultimately be harmful to the Company's shareholders as rising public company costs would adversely effect operating margins and revenues and, ultimately, its stock price. They further concluded that de-registration or de-listing was likely to be harmful to the Company's shareholders. While de-registration would substantially alleviate the cost concerns resulting from public company status, it would severely restrict or eliminate altogether the liquidity of its stock and the ability of its shareholders to liquidate their investments. To become eligible for de-registration would require a transaction (a reverse stock split for example) to reduce the number of shareholders by approximately one third. Simply de-listing the stock from the Nasdaq SmallCap Market would not significantly reduce public company costs. It would, however, further reduce the liquidity of the Company's stock. Finally, given the clear lack of interest from potential buyers on the market as a result of the Company's efforts to explore interest in selling the Company during the prior 12 month period, the board of directors reluctantly viewed a going private transaction as the most realistic alternative available.

         From May 5, 2004 through July 20, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin participated in eleven substantive conference calls with Lane Powell in which they continued discussions regarding various legal issues in connection with the structuring and implementation of a going private transaction.

         On June 24, 2004, Mike Chamberlin met with a representative of GE Electric Capital Franchise Finance Corporation ("GE Capital") to discuss the debt capacity available to support financing a going private transaction. Mr. Chamberlin provided GE Capital with publicly available financial information, and discussed expected changes to the Company's cash flows. These expected changes are the basis for the earnings before income taxes, depreciation and amortization ("EBITDA") "run-rate" analysis provided to GE Capital and Veber Partners. See "The Offer--Section 3. Analysis of Veber Partners, LLC." GE Capital indicated several days later that they may be prepared to lend approximately $6.3 million in additional debt, with the proceeds used to support the purchase of Company stock.

         On July 13, 2004, Mr. Davis met informally with Thomas C. Connor and Donald W. Woolley, principals in Franklin Holdings, LLC. In response to a question from Mr. Davis, Messrs. Connor and Woolley indicated that they were inclined to support an effort to take the Company private, and would be interested in exploring whether there was sufficient interest. Based this discussion, Mr. Davis and Mr. Service considered a variety of factors in determining individuals suitable to participate in any possible transaction including, but not limited to, past business relationships, financial wherewithal to provide equity financing (if necessary) on a going-forward basis, status as an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended, business or operational expertise regarding the Company's business and industry, and the ability to satisfy the regulatory requirements imposed by the Oregon Lottery Commission on the owners of private corporations providing Oregon Lottery products.

         From July 14, 2004 through August 5, 2004, Mr. Davis obtained informal expressions of interest from the remaining Continuing Shareholders, all of whom satisfied at least a majority of the above described criteria. A number of the Continuing Shareholders, including Mssrs. Service, Connor and Woolley, conditioned their interest on including shareholders owning enough Shares (thereby reducing the number of Shares that needed to be purchased in the Offer) to allow funding of the transaction with third party debt that could be serviced with the Company's cash flow. The final contact was a phone call Mr. Davis made to Mr. Mann on August 5, 2004. Mr. Mann owns 89,062 Shares or approximately 4.9% of the outstanding Shares. With Mr. Mann's expression of interest, Mr. Davis concluded that the group was substantially complete.

         From July 27, 2004 through August 5, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin participated in four substantive conference calls with representatives of Lane Powell in which they continued discussions regarding various legal issues in connection with the structuring and implementation of a going private transaction.

         On August 4, 2004, Mr. Davis, on behalf of the Continuing Shareholders, engaged Veber Partners to undertake a financial analysis of the Offer. Between August 2 and September 17, 2004, Gayle Veber and Roger Adams of Veber Partners had several telephone conversations with Mr. Chamberlin to discuss various aspects of the Company's financial situation. These included discussion of the EBITDA "run rate" analysis prepared by Mr. Chamberlin. On September 17, 2004, Mr. Veber and Mr. Adams interviewed Mr. Davis and Mr. Chamberlin regarding the existence any material non-public information. Mr. Davis and Mr. Chamberlin responded that they were unaware of any material undisclosed information.

         On August 5, 2004, Mr. Davis, on behalf of the Continuing Shareholders, sent a non-binding proposal to the Board of Directors indicating an interest in pursuing a going private transaction through a tender offer and short-form
merger  to  acquire  the   outstanding   Shares  not  owned  by  the  Continuing
Shareholders at a price of $7.50 per Share, subject to certain conditions (including the Majority of the Minority Condition and the Minimum Tender Condition). The Continuing Shareholders considered a variety of factors in determining the Offer Price, including the Company's operating performance, current and past market prices of the Shares, their views on the prospects of the Company in light of various risk factors, uncertainties and trends identified in the Company's Exchange Act reports, the ability to finance the Offer and the Merger based on the Company's anticipated cash flow, and the maximum consideration they were willing to pay for the Shares in light of the foregoing factors.

         On August 6, 2004,  Purchaser and the Continuing  Shareholders  filed a
Schedule 13D regarding their interest as a group in pursuing a tender offer/short form merger transaction to acquire the outstanding Shares not owned by the Continuing Shareholders. Also on August 6, 2004, the Company issued a press release, which was filed with the SEC on Form 8-K, disclosing receipt of the proposal. On August 10, 2004, Purchaser and the Continuing Shareholders filed an amended Schedule 13D that included certain signatures omitted from the initial filing, but which in all other material respects was identical to the original filing.

         On October 13, 2004, the Company's outside counsel advised the Company's board of directors regarding the anti-takeover provisions of OR Business Act, specifically the loss of voting rights with respect to the Shares owned by the Continuing Shareholders under the Oregon Control Share Act and the prohibition against consummating the Merger, if necessary, for a period of three years following the acquisition of Shares in the Offer under Business Combination Act. See "The Offer--Section 13. Certain Legal Matters" for a more detailed explanation of the Oregon Control Share Act and the Business Combination Act.

         Under general corporate law, the board of directors has fiduciary obligations to act in the best interest of the Company and all of its shareholders. Because of the relationship between the Continuing Shareholders and the board of directors, however, any action taken (or required to be taken) by the board of directors relating to the Offer and the Merger presented inherent conflicts of interest. Given the structure of the Offer and the Merger, particularly the Majority of the Minority Condition (which, if satisfied, meant a majority of the Company's shareholders unaffiliated with Purchaser and the Continuing Shareholder approved of the Offer and that would result in taking the Company private), any action by the board of directors regarding the anti-takeover provisions that was predicated on satisfaction of this condition would merely be in furtherance of the shareholder's approval of the Offer by the Continuing Shareholders and Purchaser to take the Company private.

         On October 25, 2004, the Company's board of directors met via teleconference to discuss the anti-takeover provisions with its outside counsel and among themselves. After careful consideration and deliberation, the board adopted resolutions authorizing the formation of Purchaser by the Continuing Shareholders. This action eliminated application of the Business Combination Act provision which would permit the Purchaser and Continuing Shareholders to go forward with the Merger and complete the going private transaction in the event the Majority of the Minority Condition was satisfied. See "The Offer--Section 9. Merger; Dissenters' Rights; Rule 13e-3 " for more information regarding the Merger and "The Offer--Section 13. Certain Legal Matters" for more information regarding the Oregon Control Share Act and Purchaser's plans with respect thereto if the Minimum Tender Condition is not satisfied. In adopting the resolutions described above, the board of directors specifically disclaimed any approval of, or recommendation to, the Company's shareholders with respect to the merits of the Offer and the Merger.

         Meanwhile, since June 24, 2004, Mr. Chamberlin had been engaged in discussions with GE Capital, in an effort to secure financing for the proposed going private transaction. GE Capital is the primary lender for the Company's existing term debt. Mr. Chamberlin responded to multiple requests from GE credit review personnel for standard due diligence items. These items included the EBITDA "run rate" analysis provided to Veber Partners. On October 5, 2004, GE Capital provided a proposal letter to the Continuing Shareholder outlining basic loan terms. The group discussed with GE Capital the requirement for a separate business valuation analysis and a continuing stock pledge after the proposed merger with Elmer's. In October, Mr. Chamberlin reached an agreement with Wells Fargo Bank, which holds mortgages on three of the Company's four pieces of real estate. Upon completion of the proposed Merger, Wells Fargo would relax the existing debt covenants to conform to the GE Capital agreement, extend the term of one of the Company's real estate mortgages to ten (10) years and permit the Company to draw an additional $500,000 on such mortgage. On December 3, 2004, GE Capital issued a loan commitment for up to $6.5 million dollars. See "The Offer--Section 10. Source and Amount of Funds" for additional information regarding the financing arrangements.

         On November 19, 2004, Purchaser and the Continuing Shareholders filed an amended Schedule 13D that disclosed certain changes in ownership of the Shares, certain changes in the composition of the Continuing Shareholders (Daniel A. Woolley withdrew from the proposed transaction after considering the terms and conditions of participation, such as the shareholder agreement all of the Continuing Shareholders would be expected to sign as part of the transaction, and the regulatory requirements that would be imposed on each of the Continuing Shareholders by the Oregon Lottery Commission following the Offer and the Merger), and revisions to Item 4 regarding source of funds.

         Between August 10, 2004 and December 3, 2004, the Continuing Shareholders finalized negotiations regarding the loans from GE Capital in contemplation of the Offer and the Merger, and retained OTR, Inc. as the Information Agent and Depositary. From December 3, 2004 through December 19, 2004, the Continuing Shareholders prepared the appropriate documents required by the SEC in order for Purchaser and the Continuing Shareholder to make the Offer.

         On December 20, 2004, Purchaser commenced the Offer.

2. PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS FOR THE OFFER AND THE MERGER; ALTERNATIVES CONSIDERED

         PURPOSE AND STRUCTURE. The purpose of the Offer and the Merger is for Purchaser and the Continuing Shareholders to increase their beneficial ownership of the outstanding Shares from their current level of 59% to 100%. The Continuing Shareholders formed Purchaser for the purpose of acquiring the Shares not already owned by the Continuing Shareholders. No cash consideration will be paid for Shares beneficially owned by the Continuing Shareholders, but the Continuing Shareholders receive one share of Purchaser's common stock in exchange for each of the Shares contributed to Purchaser. Upon successful completion of the Offer (including satisfaction of the Minimum Tender Condition, unless waived by Purchaser), each of the Continuing Shareholders will transfer his or her Shares to Purchaser in order to permit Purchaser to effect the Merger. Upon consummation of the Merger, Purchaser will merge into Elmer's with Elmer's being the surviving corporation. The acquisition of Shares not owned by the Continuing Shareholders has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of Elmer's from the public shareholders to Purchaser and provide shareholders with cash for all of their Shares as quickly as possible.

         REASONS FOR THE OFFER AND THE MERGER. Purchaser and the Continuing Shareholders decided to pursue the Offer and the Merger at this time because, as owners of 59% of the Company's common stock, they believe that the anticipated costs of remaining a public company far exceed any resulting benefits. The Company's business is characterized by relatively narrow profit margins in its core business and its earnings depend significantly on its abilities to minimize costs and increase revenues through adding new franchises and generating income from business activities other than profits generated from restaurant sales and franchising revenues, particularly revenue generated from the sale of Oregon Lottery products. As a result, any condition that causes an increase in the costs of operations may materially and adversely affect the Company's financial performance. The Continuing Shareholders pro rata share of the expected public company costs for FY 2005 is approximately $276,000, reflecting an estimated total cost of approximately $468,000. These are ongoing expenses as long as the Company remains public. In the view of the Continuing Shareholders, this is the equivalent of paying $0.25 per share per year as a (pretax) fee to remain public (which is determined by dividing $468,200 in estimated annual public company costs by 1,842,945 Shares outstanding). $468,200 represents approximately 25% of the Company's FY2004 pre-tax income. Accordingly, in light of the Company's need to focus on public company costs, the ultimate impact of such costs on the Company's market performance and the limited benefits to the Company and its shareholders of being a public company, Purchaser and the Continuing Shareholders considered the following factors:

    o The elimination of costs associated with being a public company (such as independent accounting firm fees for audit services and legal fees associated with filing quarterly, annual or other periodic reports with the SEC, the expense of publishing and distributing annual reports and proxy statements to shareholders, and the increased costs anticipated as a result of the enactment of Sarbanes-Oxley and the rules promulgated by the SEC thereunder);

    o The elimination of the additional burdens on management associated with public reporting and other tasks resulting from Elmer's public company status, including, for example, the dedication of time and resources by Elmer's management and board of directors necessary to prepare periodic reports under the Exchange Act and maintain investor and public relations;

    o The relatively low volume of trading in the Elmer's common stock (the average daily trading volume for 2004 year-to-date ending August 5, 2004, the last full trading day before the original announcement of the going-private proposal, was 1,620 shares), and the determination that the consummation of the Offer and the Merger would result in immediate liquidity at a premium to recent trading prices for Elmer's shareholders that are unaffiliated with Purchaser and the Continuing Shareholders;

    o Public capital market trends adversely affecting companies of similar size to the Company, including Purchaser's belief that the trends indicate that: (i) small companies with small amounts of publicly owned shares have been unable to issue additional stock as a means of raising capital; and (ii) the common stock of many smaller companies has struggled to gain greater market acceptance and analyst coverage; and

    o The ineffectiveness of Elmer's common stock as a form of currency for acquisitions.

         Purchaser and the Continuing Shareholders considered the potential benefits in the form of costs savings and reduction of management time that could be immediately realized upon ceasing to be a publicly held company and that the longer the Company remained a public reporting company, incremental accounting and related costs would be incurred in order to comply with the requirements of Sarbanes-Oxley and various rules promulgated by the SEC thereunder. In light of the Company's operating performance, eliminating or avoiding such costs would be of immediate value. Purchaser and the Continuing Shareholders also considered that the limited trading volume was unlikely to improve significantly in the future because of the lack of "public float" and analyst coverage and believed the consummation of the Offer and the Merger would result in immediate liquidity for shareholders that are unaffiliated with the Continuing Shareholders at a premium to trading prices of the Share prior to the announcement of Purchaser's and the Continuing Shareholders' interest in pursuing a "going private" transaction. In light of these factors, Purchaser and the Continuing Shareholders believe that it is in the best interest of the Company and its shareholders to effect the Offer and the Merger at this time.

         Purchaser and the Continuing Shareholders also considered the following factors, each of which they considered to be negative, in their deliberations concerning whether to effect the Offer and the Merger at this time:

    o Following the successful completion of the Offer and the Merger, Elmer's shareholders (other than the Continuing Shareholders) would cease to have the opportunity to participate in the future earnings or growth, if any, of Elmer's or to benefit from increases, if any, in the value of their holdings in Elmer's.

    o The financial interests of Purchaser and the Continuing Shareholders with regard to the Offer Price are adverse to the financial interests of the shareholders being asked to tender their Shares.

         ALTERNATIVE STRUCTURE CONSIDERED. Purchaser and the Continuing Shareholders considered alternatives to the proposed structure of the transaction as a tender offer followed by a short-form merger, including a long-form merger that would require the solicitation of proxies pursuant to the provisions of the Exchange Act and the vote of the majority of the Shares. The approval of the Continuing Shareholders, who own in excess of a majority of the then outstanding shares of Elmer's common stock, would constitute sufficient approval to effect a long-form merger under the OR Business Act (absent a majority of the minority condition). In determining to structure the transaction as a tender offer followed by a short-form merger, as opposed to a long-form merger, the Continuing Shareholders considered the following:

    o    In  the  Offer,  each  unaffiliated   shareholder  would   individually
         determine whether to accept cash in exchange for his, her or its Shares;

    o Unless a majority of the outstanding Shares, excluding the Shares beneficially owned by the Continuing Shareholders and the executive officers of Elmer's who are not Continuing Shareholders, are validly tendered and not withdrawn, Purchaser would not purchase any Shares in the Offer;

    o Unless the number of Shares are validly tendered and not withdrawn necessary to satisfy the Minimum Tender Condition, Purchaser would not purchase any Shares in the Offer (unless Purchaser waives such condition);

    o Purchaser's promise to effect the Merger, providing to shareholders the same consideration as in the Offer, promptly if the Minimum Tender Condition is satisfied;

    o The lack of any independent directors (and, thus, the absence of a special committee) and the lack of any individual to negotiate a long-form merger on behalf of the shareholders unaffiliated with the Continuing Shareholders;

    o A tender offer followed by a short-form merger would permit Purchaser to acquire the remaining minority interest in Elmer's on an expeditious basis and provide the shareholders that are unaffiliated with the Continuing Shareholders with a prompt opportunity to receive cash in exchange for their Shares; and

    o Unaffiliated shareholders who do not tender their Shares in the Offer could preserve their dissenters' rights in the Merger under Section
         60.551 through Section 60.591 of the OR Business Act.

         After reviewing the various structures for acquiring the minority shareholder interest in the Company, including the alternative method of acquiring such interest through a long-form merger, Purchaser and the Continuing Shareholders decided to structure the transaction as a tender offer for all of the shares of the Company not already owned by the Continuing

Shareholders, to be followed by a short-form merger, subject to, amongst other conditions, the Minimum Tender Condition and the Majority of the Minority Condition.

3. ANALYSIS OF VEBER PARTNERS, LLC

         Bruce Davis retained Veber Partners on behalf of Purchaser and the Continuing Shareholders to perform a financial analysis of the value of a single share of common stock held by the public shareholders of Elmer's (the "Analysis"). Veber Partners is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, and private placements. Purchaser selected Veber Partners based on its reputation and experience as well as prior experiences of some of the Continuing Shareholders with Veber Partners. In 1998, Veber Partners was engaged by CBW to assist in its purchase of 705,000 Shares from Anita Goldberg. In 1999, Veber Partners was engaged by a special committee of the Company's board of directors to provide a fairness opinion as to the fairness, from a financial point of view, to the Company's shareholders of the consideration to be paid by the Company in connection with the merger of CBW with and into the Company.

         On September 17, 2004, Veber Partners delivered its Analysis setting forth its financial analysis with supporting assumptions and which concluded that, as of August 5, 2004 (the day prior to the public announcement of the Continuing Shareholders' interest in a "going private" transaction), a fair value for each Share would be $6.57, which is an average of the values set forth in the Analysis.

         The Analysis was prepared solely for the use and benefit of Purchaser and the Continuing Shareholders and is not intended to be and does not constitute a recommendation to any Elmer's shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any Shares, in connection with the Offer or any other potential transaction. Veber Partners was not requested to opine as to, and its Analysis does not address, Purchaser's underlying business decision to proceed with or effect the Offer. Veber Partners does not express any opinion as to the future performance of Elmer's or the price at which the Shares would trade at any time in the future.

         Veber Partners took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally. Veber Partners was not asked to consider, and the Analysis does not address, the relative merits of the Offer as compared to any alternative business strategy that might exist for the Company. In arriving at its conclusions, Veber Partners, among other things: (i) reviewed publicly available financial information and other data with respect to Elmer's, including a Form 10-K for the year ended March 29, 2004, a 10-Q for the sixteen weeks ended July 19, 2004, and certain other relevant financial and operating data relating to Elmer's; (ii) reviewed and analyzed the financial terms of certain transactions that Veber Partners deemed significant involving companies comparable to Elmer's; (iii) reviewed and analyzed certain financial characteristics of companies that Veber Partners deemed comparable to Elmer's;
(iv) interviewed the Company's CEO and Finance Manager; (vi) requested the Company provide any current financial projections (the Company responded that there were no current projections other than the "run-rate" analysis discussed below); (vi) reviewed Purchaser's recasting of results for the year ended March 29, 2004 that reflect Purchaser's impression of the Company's current financial "run-rate" (which Purchaser has defined as the fiscal year 2004 EBITDA results, modified based on expected changes to these results from certain events which have occurred or are expected to occur in fiscal year 2005); (vii) considered the historical financial results and present financial condition of Elmer's; (viii) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of Elmer's; (ix) inquired about and discussed the Offer and other matters related thereto with Purchaser's legal counsel; and (x) performed such other analyses and examinations as Veber Partners deemed appropriate. Purchaser imposed no limitations on the scope of Veber Partners' investigation or the procedures to be followed by Veber Partners in performing the Analysis.

         In arriving at its conclusions, Veber Partners relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of the Continuing Shareholders that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to Purchaser's recasting of 2004 results to reflect a current "run-rate," Veber Partners assumed that such recasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments, and those recasts provide a reasonable basis upon which it could form a conclusion in its discounted cash flow analysis. In arriving at its conclusion, Veber Partners did not make a physical inspection of the properties and facilities of Elmer's, and had not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of Elmer's. Veber Partners assumed that a transaction arising from the Offer will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act and all other applicable federal and state statues, rules and regulations. The Analysis was necessarily based upon market, economic and other conditions as they exist on, and could be evaluated as of, August 5, 2004. Although subsequent developments may affect the Analysis, Veber Partners has not assumed any obligation to update, review or reaffirm the Analysis.

         Veber Partners prepared the Analysis using the following methodologies:
(a) selected comparable company analysis; (b) selected comparable transaction analysis; and (c) discounted cash flow analysis. These methodologies represent a market-based and income-based approach to valuation. Veber Partners did not perform individual analyses of liquidation value or net book value as these are usually inappropriate methodologies for valuing an ongoing business enterprise that is dependent upon the future earnings of the enterprise. Each of the analyses conducted by Veber Partners was carried out independently in order to provide a different perspective on, and to enhance the quality of, the Analysis. Veber Partners did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support the Analysis. Veber Partners did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, Veber Partners believes that the Analysis must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by Veber Partners in connection with the preparation of the Analysis.

         SELECTED COMPARABLE COMPANY ANALYSIS. The selected comparable company analysis involves the review of 34 publicly traded companies deemed comparable to Elmer's (the "Comparable Companies"). Veber Partners reviewed certain financial information relating to Elmer's in the context of the corresponding financial information, ratios and public market multiples for the Comparable Companies. No company used in Veber Partners' analysis was deemed to be identical to Elmer's; accordingly, Veber Partners considered the multiples derived from the Comparable Companies to be more relevant than the multiples of any single company.

         Out of 73 public companies with the SIC code 5812 (Eating Places) that Veber Partners identified as relevant, certain companies were partially or completely eliminated based on the following criteria to yield the Comparable Companies.

         o    Companies with Revenues over $600 million were excluded;
         o    Companies with revenue growth in excess of 15% were excluded;
         o Companies with EBITDA (as defined below) margins less than 4.0% were not used for EBITDA comparables;
         o Companies with EBIT (as defined below) margins less than 3.0% were not used for EBIT comparables.

Based  on  publicly  available  information,  Veber  Partners  reviewed  various financial information for each of the Comparable Companies including, among other things, market capitalization, revenue, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), and appropriate balance sheet information. Subsequent to such review and based on the respective market value or enterprise value as of August 5, 2004, Veber Partners calculated and compared the following multiples for each of the Comparable Companies grouped into two categories: (i) Comparable Companies with an enterprise value below $100 million were applied directly as a comparable to Elmer's; (ii) Comparable Companies with enterprise values from $100 million to $600 million were used after applying a 25% discount to the multiples to account for a size premium relative to Elmer's. The Comparable Company Analysis yielded the following results:

All Comparable Companies
------------------------                     Mean           High           Low
                                             ----           ----           ---

    LTM (Last Twelve Months) Revenues        0.54 X         1.01 X        0.23 X
    LTM EBITDA                               6.34 X        11.30 X        4.08 X
    LTM EBIT                                11.05 X        18.17 X        6.78 X
    Book Value                               2.02 X         4.67 X        0.50 X

For each of the groups set forth above, utilizing Elmer's' historical financial data, Veber Partners derived Elmer's implied enterprise value, with respect to the mean values for the selected multiples noted above.

Elmer's  Implied  Enterprise  Value as of  August  5,  2004  (based  on  Elmer's
--------------------------------------------------------------------------------
Financial Statement as of March 29, 2004):
-----------------------------------------

(000's)

         LTM Revenue:       $ 33,490 times a multiple of 0.54   =      $18,201
         LTM EBITDA:        $  3,150 times a multiple of 6.34   =      $19,942
         LTM EBIT:          $  2,310 times a multiple of 11.05  =      $25,513
         Book Value:        $  9,620 times a multiple of 2.02   =      $19,457

A weighted average of the above values yielded a Company implied enterprise value of $20,128,000. For purposes of determining the weighted average, Veber Partners attributed an equal weight to three measures: (i) LTM Revenue, (ii) the average of LTM EBITDA and LTM EBIT, and (iii) Book Value.

         In order to derive the implied market value of the common stock from the implied enterprise value, Veber Partners subtracted the Company's outside bank debt as of March 29, 2004, subtracted the deferred income tax liability as of March 29, 2004, and deducted the cost of cashing out all outstanding stock options.

         The following table set forth the implied market value share value of Elmer's.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
-------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value            $  20,128
         Less:    Total Outside Debt                    (5,332)
         Deferred Income Tax Liability                  (1,396)
         Cost of Option Exercise                        (1,221)
                                                        -------
         Elmer's Implied Value of Common Stock       $  12,179

The implied market value of Elmer's common stock is $12,179,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Companies is $6.69.

         Veber Partners made no adjustments to the implied market value to account for Elmer's real estate assets. Real estate values are assumed to be subsumed in the going-concern value of the Comparable Companies, in that as a whole, the Comparable Companies are assumed to be optimizing the value of their real estate assets. In addition, Comparable Companies are assumed to be optimizing their working capital assets, including receivables, cash, inventory, payables and accruals. Specifically with respect to cash, the Comparable Companies have, on average, 17 turn-days of cash at the latest balance sheet date prior to the Valuation Date. Elmer's has 21 turn-days of cash on its March 29, 2004 balance sheet, based on normalized revenues of $42.9 million. Normalized revenues are $9.4 million higher than actual revenues, because the effective cash turnover from lottery sales is $13.6 million rather than the revenue recognition of $4.2 million based on lottery revenues net of prizes and the State of Oregon's share of proceeds. The difference between the cash turn-days of Elmer's and the cash turn-days of the Comparable Companies is not considered to be significant, especially in the context of the assumption made with respect to the entire working capital positions of Elmer's and the Comparable Companies. It should also be noted that since a portion of Elmer's revenues are lottery revenues, the resulting risk that comes from regulatory and lottery contract uncertainties changes Elmer's risk profile relative to the Comparable Companies.

         None of the Comparable Companies, or any of the sets of Comparable Companies noted above, is identical to Elmer's. Accordingly, Veber Partners considered the multiples for such companies to be more relevant than the multiples of any single company. Further, an analysis of publicly-traded comparable companies is not entirely mathematical, rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

         SELECTED COMPARABLE TRANSACTION ANALYSIS. The comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving companies that are in related industries to Elmer's (the "Comparable Transactions"). Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be "material" for the acquirer. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

         Veber Partners located 4 transactions over the past three years involving companies in a business similar to Elmer's, where financial data of the acquired company and the terms of the transaction were disclosed. The Comparable Transactions are as follows:

                ACQUIRER                           TARGET
                --------                           ------
           Castle Harlan Inc                  Morton's Restaurant
           CKE Restaurants                    Santa Barbara Restaurant Group
           Interfoods Acquisition Group       Interfoods of America
           Investor Group                     Blimpie International

Based on the information disclosed in the each of the Comparable Transactions, Veber Partners calculated and compared multiples for each of the Comparable Transactions based on Revenue, and EBITDA. The multiples were derived by dividing price paid for equity plus interest bearing debt assumed by Revenue or EBITDA. The multiples derived from EBIT and Book Value were not sufficiently meaningful to include as measures.

All Comparable Transactions
---------------------------
                                      Mean              High             Low
         LTM Revenues                0.60 X            0.86 X          0.46 X
         LTM EBITDA                  6.42 X            7.47 X          4.82 X

         Following the calculation of such multiples with respect to each of the Comparable Transactions, and utilizing Elmer's historical financial data, Veber Partners derived Elmer's implied enterprise value, implied market value, and implied market value per share with respect to the mean values for the multiples relating to LTM Revenue and LTM EBITDA. The following tables set forth the implied per share value of Elmer's based upon such multiples.

Elmer's  Implied  Enterprise  Value as of  August  5,  2004  (based  on  Elmer's
--------------------------------------------------------------------------------
Financial Statement as of March 29, 2004):
------------------------------------------

(000's)

         LTM Revenue:        $ 33,490 times a multiple of .60    =      $20,070
         LTM EBITDA:         $  3,150 times a multiple of 6.42   =      $20,226

A weighted average of the above values yields a Company implied enterprise value of $20,148,000.

         In order to derive the implied market value of the common stock from the implied enterprise value, Veber Partners subtracted the Company's outside bank debt as of March 29, 2004, subtracted the deferred income tax liability as of March 29, 2004, and deducted the cost of exercising all outstanding stock options.

         The following table sets forth the implied market value share value of Elmer's.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
--------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value             $ 20,148
         Less:    Total Outside Debt                    (5,332)
         Deferred Income Tax Liability                  (1,396)
         Cost of Option Exercise                        (1,221)
                                                      ---------
         Elmer's Implied Value of Common Stock        $ 12,199

The implied market value of Elmer's common stock using this method is $12,199,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Transactions is $6.70.

         Veber Partners made the same assumptions with respect to real estate and working capital assets for Comparable Transactions as it did for Comparable Companies.

         None of the Comparable Transactions are identical to the Offer. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the respective acquisition values.

         DISCOUNTED CASH FLOW ANALYSIS. Veber Partners was advised that Elmer's does not have any current financial projections and accordingly, it cannot perform a traditional Discounted Cash Flow analysis of the Company. The Continuing Shareholders have provided to Veber Partners a recast statement of cash flows that updates the "run rate" as of fiscal year 2004, with expected changes for fiscal year 2005. The recast EBITDA run-rate is expected to be $3,048,000 (which does not include $266,000 in reduced public company expenses as set forth in the recast EBITDA run rate provided by Purchaser to Veber
Partners). Using an EBITDA multiple of 6.38 times (the average mean multiple from the Comparable Companies and Comparable Transaction methods used above), would yield an enterprise value of $19,446,000.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
-------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value             $ 19,446
         Less:    Total Outside Debt                    (5,330)
         Deferred Income Tax Liability                  (1,400)
         Cost of Option Exercise                        (1,220)
                                                      ---------
         Elmer's Implied Value of Common Stock        $ 11,496

The implied market value of Elmer's common stock using this method is $11,496,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Transactions is $6.33.

         HISTORICAL FINANCIAL DATA ANALYSIS. Veber Partners reviewed and analyzed certain financial information for Elmer's as reported in its annual filings on Form 10-K and its quarterly filings on Form 10-Q, including audited and unaudited financial statements. Further, Veber Partners reviewed certain supportive information as provided by the Continuing Shareholders.

         SUMMARY. Based on the foregoing, Veber Partners believes that a fair value for each Share of common stock would be $6.57, which is an average of the values set forth in the Analysis.

         Veber Partners performed a variety of financial and comparative analyses for the purpose of rendering its Analysis. While the foregoing describes all material analyses and factors reviewed by Veber Partners with the Continuing Shareholders, it does not purport to be a complete description of the presentations by Veber Partners to Purchaser or the analyses performed by Veber Partners in arriving at the Analysis. The preparation of an analysis is a complex process and is not necessarily susceptible to partial analysis or summary description. Veber Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Analysis. In addition,

Veber Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Veber Partners' view of the actual value of Elmer's. In performing its analyses, Veber Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Elmer's. The analyses performed by Veber Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The Analysis was prepared solely as part of Purchaser's analysis of the fairness of the consideration, from a financial point of view, to the shareholders of the Elmer's, and was provided by Veber Partners to Purchaser in that context.

         Veber Partners is receiving a fee in connection with its financial advisory services to Purchaser and the Continuing Shareholders and its issuance of the Analysis. See "The Offer--Section 15. Fees and Expenses." In addition, Purchaser and the Continuing Shareholders have agreed to indemnify Veber Partners for certain liabilities that may arise out of the rendering of the Analysis.

         THE FULL TEXT OF THE ANALYSIS OF VEBER PARTNERS AS OF AUGUST 5, 2004, IS SUBSTANTIALLY IN THE FORM ATTACHED TO THE SCHEDULE TO, FILED ON DECEMBER 20, 2004 IN CONNECTION WITH THE OFFER AS EXHIBIT (c) AND IS INCORPORATED HEREIN BY REFERENCE. COPIES OF THE ANALYSIS MAY BE OBTAINED FROM THE SEC. SEE "THE OFFER---SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY." HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ SUCH ANALYSIS IN ITS ENTIRETY. THE ANALYSIS DOES NOT CONSTITUTE A RECOMMENDATION AS TO WHETHER ANY HOLDER OF SHARES SHOULD TENDER THEIR SHARES IN THE OFFER.

         Copies of the Analysis are also available for inspection and copying at the principal executive offices of Purchaser during regular business hours by any Elmer's shareholder or its representative who has been designated in writing, and will be provided to any such shareholder or representative upon written request at the expense of the requesting party. Shareholders interested in obtaining a copy of the Analysis should contact Purchaser at 363 High Street, Eugene, Oregon 97401, ATTN: Bruce N. Davis (telephone (541) 465-3966).

4. POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER

         Rule 13e-3 and related rules under the Exchange Act require Purchaser and the Continuing Shareholders, as affiliates of the Company, to express their reasonable belief as to the fairness of the Offer to the Company's shareholders who are not affiliated with Purchaser and the Continuing Shareholders.

         Purchaser and the Continuing Shareholders believe that the Offer and the Merger are both substantively and procedurally fair to the Company's shareholders who are not affiliated with Purchaser and the Continuing
Shareholders. Purchaser and the Continuing Shareholders base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:

    o    Each shareholder of the Company can individually  determine  whether to tender Shares in the Offer, and Purchaser and the Continuing Shareholders believe that each shareholder is capable of evaluating the fairness of the Offer, supporting the procedural fairness of the Offer.

    o The Offer represents a 20% premium over the closing price of the Company's common stock on August 5, 2004, the last full trading day before the public announcement of the Continuing Shareholders' original expression of interest in taking the Company private, a 17.5% premium over the weighted average closing price of the Company's common stock over the 5 trading days prior to August 5, 2004, a 17.3% premium over the weighted average closing price of the Company's common stock over 30 trading days prior to August 5, 2004, a 15.5% premium over the weighted average closing price of the Company's common stock over the 13 weeks prior to August 5, 2004, a 7.1% premium over the 52 week high prior to August 5, 2004, and a 26.3% premium over the 52 week low prior to August 5, 2004. The premiums over historical trading prices represented by the Offer support the substantive fairness of the Offer.

    o The Offer is conditioned, subject to waiver by Purchaser, on the tender of at least a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the Company's then outstanding common stock. In addition, in no event will Purchaser purchase Shares in the Offer if less than a majority of the outstanding Shares, excluding the Shares beneficially owned by the Continuing Shareholders and the executive officers and directors of the Company, are validly tendered and not withdrawn. Accordingly, approximately 378,301 Shares not owned by the Continuing Shareholders would need to be validly tendered and not withdrawn to satisfy the Majority of the Minority Condition. Acceptance of the Offer by the Company's unaffiliated shareholders holding such number of Shares provides meaningful procedural protection for the Company's shareholders, supporting the procedural fairness of the Offer.

         Further, if approximately 572,307 of the Shares not owned by the Continuing Shareholders are validly tendered and not withdrawn, both the Majority of the Minority Condition and the Minimum Tender Condition would be satisfied, further supporting the procedural fairness of the Offer.

    o Shareholders of the Company who elect not to tender their Shares in the Offer will receive the same consideration in the Merger that Purchaser pays in the Offer, subject to their right to assert dissenters' rights and demand payment of the fair value of their Shares pursuant to the dissenters' right provisions of OR Business Act (Section 60.551 through Section 60.594 of the OR Business Act). See Schedule A for the text of the dissenters' rights provisions. Thus, because shareholders would receive the same consideration in the Merger or have the ability to assert dissenters' rights and seek payment of the fair value of their Shares, shareholders would not be coerced to tender their Shares in the Offer, further supporting the procedural fairness of the Offer.

    o The Analysis by Veber Partners providing that a fair value was $6.57 per Share, supporting the substantive fairness of the Offer.

    o Purchaser and the Continuing Shareholders believe the Offer Price to be fair considering the Analysis and the Company's recent financial performance, profitability and uncertain growth prospects. In addition, the risk factors and uncertainties identified in the Company's Exchange Act reports represent factors that could materially limit Elmer's growth and profitability. As a result, Purchaser and the Continuing Shareholders believe the fair value of the stock to be $6.57 and therefore believe that the Offer Price, which represents a 14.2% premium, is substantively fair.

    o The Offer and the Merger would shift the risk of the future financial performance of the Company from the public shareholders, who do not have the power to control decisions made as to the Company's business, entirely to the Continuing Shareholders, who would have the power to control Company's business and have the resources to manage and bear the risks inherent in the business over the long term.

    o Purchaser and the Continuing Shareholders considered the terms of the Offer and the Merger, including the amount and form of the consideration, the tender offer structure, which would provide an expeditious means for the Company's shareholders not affiliated with Purchaser or the Continuing Shareholders to receive the Offer Price, and the Minimum Tender Condition and the Majority of the Minority Condition, as all supporting the procedural and substantive fairness of the Offer.

    o The Offer, particularly when considered in light of the average daily trading volume of (i) 1,620 Shares for the year ending August 5, 2004 (the last full trading day before the original announcement of the going private proposal) (ii) 1,808 Shares for the year ending December 8, 2004, and (iii) 1,504 Shares for the four years ending December 8, 2004, provides the opportunity for the Company's shareholders not affiliated with Purchaser or the Continuing Shareholders to sell all of their Shares without the risk of fluctuation in the sale price that may otherwise be associated with such a sale and without incurring brokerage and other costs typically associated with market sales (other than fees that may be charged by a broker or nominee for Shares held in "street name").

    o The small size of Elmer's "public float" and its small shareholder base, as indicated by the approximately 157 holders of record plus approximately 450 beneficial owners, decrease the likelihood that there will be a significant active trading market for the Shares in the foreseeable future.

    o Elmer's has never paid a cash dividend and there is no intention to do so in the foreseeable future.

    o The Offer provides Elmer's shareholders an opportunity to sell all of their Shares at a premium in a market that has consistently evidenced limited liquidity.

         The Offer price represents a 34% premium relative to the Company's net book value as reported on the Company's most recent Form 10-Q for the twenty-eight weeks ended October 11, 2004 filed with the SEC, and a 44.6% premium relative to the Company's net book value as reported on the Company's Form 10-K for the fiscal year ended March 29, 2004 filed with the SEC. However, Purchaser and the Continuing Shareholders believe, based in part on the Analysis, that net book value is not a reliable valuation methodology when the going concern value exceeds the net book value. Accordingly, Purchaser and the Continuing Shareholders did not give this factor significant weight in their determination of the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

         Purchaser and the Continuing Shareholders do not believe that Elmer's liquidation value is materially relevant to the market value of the Company's business based upon their understanding of the restaurant and restaurant franchising industries, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business, and the Analysis. Accordingly, Purchaser and the Continuing Shareholders did not undertake an analysis of liquidation value.

         The Continuing Shareholders also considered the following factors, each of which they considered negative, in their deliberations concerning the fairness of the terms of the Offer and the Merger:

    o Following the successful completion of the Offer and the Merger, shareholders of the Company (other than the Continuing Shareholders) would cease to have the opportunity to participate in the future earnings or growth, if any, of the Company or benefit from increases, if any, in the value of their holdings of the Company.

    o The structure of the transaction does not provide Company shareholders with an opportunity to approve or disapprove the Offer or the Merger by means of a shareholder vote (but does provide each shareholder an opportunity to decide whether to participate in the Offer).

    o The financial interests of the Continuing Shareholders with regard to the Offer Price are adverse to the financial interests of the shareholders being asked to tender their Shares. In addition, officers and directors of the Company have conflicts of interest in connection with the Offer and the Merger. See "Schedule 14D-9--Item 3. Past
         Contacts, Transactions, Negotiations and Agreements" to be filed by Elmer's within ten (10) days after the date of this Offer to Purchase.

    o Although Purchaser and the Continuing Shareholders have received a valuation analysis from Veber Partners supporting their views as to the fairness of the Offer to shareholders not affiliated with the Continuing Shareholders, the Offer Price may be less than what would be obtained if Elmer's was actually sold to an independent third party. However, in light of Purchaser's and the Continuing Shareholders' perception (based on their prior activities in pursuing a sale of the Company, the absence of inquiries to the Company and their significant collective experience in the restaurant industry) of a continued lack of interest from independent third parties in the market in actually acquiring Elmer's, Purchaser and the Continuing Shareholders did not give this factor much weight in their determination of the fairness of the Offer.

    o The financing for the Offer and the Merger will be secured by the assets of Elmer's.

    o The absence of any independent directors or an independent special committee to act solely on behalf of shareholders unaffiliated with Purchaser and the Continuing Shareholders and the fact no representative unaffiliated with Purchaser and the Continuing Shareholders was retained to act solely on behalf of shareholders unaffiliated with Purchaser and the Continuing Shareholders.

    o    The absence of a fairness opinion.

         The Purchaser and the Continuing Shareholders believe that the current trading prices of the Shares at or near the Offer Price should not impact the substantive fairness of the Offer Price because they believe that the price of the Shares immediately increased, and remained fairly constant following such increase, after the August 6, 2004 announcement of their interest in taking the Company private. Purchaser and the Continuing Shareholders believe the increased trading price of the Shares resulted from a relatively small number of buyers of the Company's common stock attempting to take advantage of arbitrage opportunities in the time period immediately following the August 6, 2004 announcement. In addition, Purchaser and the Continuing Shareholders believe that because the Shares are thinly traded, the price of the Shares can increase substantially in response to a small number of purchases, which is in fact what occurred shortly after such public announcement. Accordingly, Purchaser and the Continuing Shareholders believe that the price of the Shares has not accurately reflected its fair value since the announcement on August 6, 2004, and that the Offer Price remains substantively fair.

         The foregoing discussion of the information and factors considered by Purchaser and the Continuing Shareholders is not intended to be exhaustive but includes all material factors considered. In view of the variety of factors considered in connection with their evaluation of the Offer and the Merger, Purchaser and the Continuing Shareholders did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determination and recommendation. However, considering these factors as a whole and in the context of the Company's financial position, and the belief of Purchaser and the Continuing Shareholders that individual shareholders are best able to determine for themselves whether to tender their Shares and obtain cash in the Offer, Purchaser and the Continuing Shareholders believe the Offer and the Merger are in the best interests of the Company and its shareholders and are substantively and procedurally fair.

         Purchaser and the Continuing Shareholders have not requested or sought to obtain any report, opinion or appraisal from an outside party relating to the consideration or fairness of the consideration offered to the shareholders of Elmer's unaffiliated with Purchaser or the Continuing Shareholders. The decision not to seek such a report, opinion or appraisal poses certain risks to shareholders in determining whether to tender their shares. In particular, shareholders would not have the benefit of having an independent analysis of the Offer Price performed by a party that does not have conflicts of interest in the transaction, such as those described in "Special Factors--Section 6. Conflicts of Interest."

         THE VIEWS OF PURCHASER AND THE CONTINUING SHAREHOLDERS AS TO THE FAIRNESS OF THE OFFER AND THE MERGER SHOULD NOT BE CONSTRUED AS A RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES.

5. PURCHASER'S PLANS FOR THE COMPANY

         If the Minimum Tender Condition is satisfied and Purchaser purchases the Shares pursuant to the Offer, Purchaser will effect the Merger. As a result of the consummation of the Offer and the Merger, the Company will be wholly owned by the Continuing Shareholders. The Continuing Shareholders do not contemplate any material changes in the day-to-day management and operation of the business of the Company.

         Following the completion of the Offer and the consummation of the Merger, Purchaser and the Continuing Shareholders expect that the Company will promptly cause the shares to be de-listed from the Nasdaq SmallCap Market and de-registered under the Exchange Act and the Company will be a privately held corporation. Accordingly, shareholders who are not affiliated with Purchaser or the Continuing Shareholders will no longer have an equity interest in Elmer's and will not have the opportunity to participate in the future earnings and growth of Elmer's. In addition, current shareholders who are not affiliated with Purchaser or the Continuing Shareholders will not be entitled to share in any premium that might be payable by an unrelated acquirer for all of the issued and outstanding Shares in a sale transaction, if any, occurring after the consummation of the Merger. No such transactions are pending or contemplated at this time and there have been no formal discussions regarding such a transaction in recent years. Similarly, after completion of the Merger, former shareholders will not face the risk of losses resulting from Elmer's operations or from any decline in the value of Elmer's.

         The shares are currently registered under the Exchange Act. Such registration may be terminated by Elmer's upon application to the SEC if the outstanding shares of Elmer's common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of Elmer's common stock. As a result of termination of registration of the shares of Elmer's common stock under the Exchange Act, Elmer's would no longer be obligated to file reports with the SEC under the Exchange Act. Such termination of registration would reduce the information required to be furnished by Elmer's to its shareholders. The Continuing Shareholders intend to seek to cause Elmer's to apply for termination of registration of the shares as soon as possible after completion of the Offer and the Merger.

         Except for the plans of Purchaser and the Continuing Shareholders to make an election (the "S Election") to be treated as an electing small business corporation ("S corporation") within the meaning of Section 1361 of the Internal Revenue Code of 1986, as amended, Purchaser and the Continuing Shareholders have no current plans or proposals or negotiations which relate to or would result in: (i) an extraordinary corporate transaction, such as a merger (other than the Merger), reorganization or liquidation involving Elmer's or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Elmer's or any of its subsidiaries; (iii) any material change in Elmer's present dividend policy (other than distributions following the Merger to the Continuing Shareholders of amounts sufficient to cover tax liabilities result from its status as an S corporation), indebtedness (other than the debt to be incurred in connection with the financing of the Offer and the Merger, as more fully described in "The Offer--Section 10. Source and Amount of Funds") or capitalization; (iv) any change in the management of Elmer's; or (v) any other material change in Elmer's corporate structure or business. Purchaser and the Continuing Shareholders expressly reserve the right to change the business plans with respect to Elmer's based on future developments.

         As a result of the Offer and Merger, the Continuing Shareholders will be entitled to all the benefits resulting from 100% ownership of Elmer's, including all income generated by Elmer's operations and any future increase in Elmer's value. According to the Elmer's Quarterly Report on Form 10-Q for the quarterly period ended October 11, 2004, the net book value of Elmer's was $10,239,888, and its net income for the twenty eight weeks of its fiscal year ending March 28, 2005 was $523,953. As a result of the consummation of the Offer and Merger (in which the Continuing Shareholders will become the only shareholders of Elmer's), the Continuing Shareholders' interest in the net book value of Elmer's (as of October 11, 2004) will increase from 59% or $6,041,534 to 100% or $10,239,888, and its interest in Elmer's net income (as of October 11, 2004) will increase from 59% or $314,442 to 100% or $523,953. However, debt to be incurred to finance the Offer and the Merger will reduce both the net book value and the net income of the Company following the Merger. See "The Offer--Section 7. Certain Information Concerning the Company" for information on the pro forma effects of the Offer and the Merger.

         In sum, following the consummation of the Offer and Merger, the Continuing Shareholders will be solely entitled to any income generated by Elmer's operations and any future increase in Elmer's value, and will solely bear any risk of losses generated by Elmer's operations and any future decrease in Elmer's value. Upon consummation of the Merger, Elmer's will become a privately held corporation. Accordingly, former shareholders of Elmer's (other than the Continuing Shareholders) will not have the opportunity to participate in the earnings and any growth of Elmer's after the Offer and Merger and will not have any right to vote on corporate matters. Similarly, former shareholders of Elmer's (other than the Continuing Shareholders) will not face any risk of a decline in Elmer's stock value after the Offer and the Merger. Following the consummation of the Merger, Elmer's Shares will not be publicly traded on the Nasdaq SmallCap Market. As soon as possible following the Merger, the Continuing Shareholders will cause the Company to terminate the registration of the Shares under the Exchange Act, thereby reducing the amount of information about Elmer's (including its financial statements) that must be disclosed to the public.

6. CONFLICTS OF INTEREST

         PURCHASER AND CONTROLLING SHAREHOLDERS. The financial interests of Purchaser and the Continuing Shareholders, with regard to the Offer Price, are adverse to the financial interests of the shareholders being asked to tender their Shares. Further, if the Minimum Tender Condition is satisfied, and Purchaser consummates the Offer and the Merger, the financing for the Offer and the Merger will be secured by the assets of the Company.

         CONTROL OF ELMER'S. The Continuing Shareholders have substantial voting control over the Company. Collectively, the Continuing Shareholders own 1,086,344 Shares, which represent approximately 59% of the Company's outstanding common stock. As a result of their voting interest, the Continuing Shareholders have the power to control the vote regarding such matters as the election of the Company's directors, amendments to the Company's articles of incorporation and other fundamental corporate transactions.

         OPTION SHARES. Certain of the Continuing Shareholders hold options to purchase 291,064 Shares with exercise prices below $7.50. Under the Company's 1999 Stock Option Plan (the "Plan"), the Offer and the Merger will result in the acceleration of vesting of all outstanding options, including options held by the Continuing Shareholder. However, the Continuing Shareholders have agreed to waive their right to exercise options in the Offer that vest as a result of the Offer and the Merger. With respect to all options held by the Continuing Shareholders, the Continuing Shareholders will have the choice in connection with the Merger: (a) to receive for each Share issuable upon exercise of such options the amount by which the Offer Price exceeds the exercise price in cash in the Merger; (b) to retain the options on the same terms and conditions in effect prior to the Offer and the Merger; or (c) to receive some cash and to retain some options, in such combination as may be determined by each of the Continuing Shareholders with respect to their options. As a result, in the event the Merger occurs, the Continuing Shareholders may receive cash in an amount up to $799,514.91 in the aggregate for the Shares underlying the options if all of the Continuing Shareholder elected to cash out all their options.

The following table sets forth the total number of options held by the Continuing Shareholders and the total cash consideration each of the Continuing Shareholders would receive if they all opted to cash out of their options in the Merger.



Name of the Continuing          Number of Current      Total Cash Consideration
----------------------          -----------------      ------------------------
    Shareholder                     Options             Payable in the Merger*
    -----------                     -------             ----------------------
Thomas C. Connor                    22,638                     $66,453.04
Bruce N. Davis                      78,829                    $207,465.90
Corydon H. Jensen, Jr.              22,638                     $66,453.04
Gerald A. Scott                     26,854                     $86,090.94
William W. Service                  82,829                    $213,885.90
Dennis M. Waldron                   12,000                     $26,260.00
Richard C. Williams                 22,638                     $66,453.04
Donald W. Woolley                   22,638                     $66,453.04
Total                               291,064                   $799,514.91

         *Total cash consideration is equal to the amount by which the Offer Price exceeds the exercise price for the Continuing Shareholders' options. The exercise prices of such options range from $3.92 to $6.77.

The above described financial and equity interests present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to the Company's shareholders not affiliated with Purchaser or the Continuing Shareholders.

         DIRECTORS, OFFICERS AND EMPLOYEES OF THE COMPANY. The following Continuing Shareholders hold the following positions with Elmer's: Bruce N. Davis serves as President and Chairman of the Board of Elmer's and Gerald A. Scott is a Vice President. Thomas C. Connor, Corydon H. Jensen, William W. Service, Dennis M. Waldron, Richard C. Williams and Donald W. Woolley serve as directors of the Company. Mr. Service is also the former Chief Executive Officer of the Company. See "The Offer--Section 8. Certain Information Concerning Purchaser and the Continuing Shareholders" for information about Shares owned by the Continuing Shareholders. These positions and equity interests present these individuals with actual or potential conflicts of interest in determining the fairness of the Offer to the Company's shareholders not affiliated with Purchaser or the Continuing Shareholders.

         Following consummation of the Offer and the Merger, both the Board of Directors and the executive officers of the Company will remain the same as prior to the Offer and the Merger. In addition, all other officers of the Company who are not Continuing Shareholders will continue in their positions as officers of the surviving corporation following the consummation of the Merger.

         USE OF COMPANY EMPLOYEES. Mike Chamberlin, Finance Manager, and Kristi Dunlap, Administrative Assistant, have assisted Purchaser, Bruce N. Davis and the other Continuing Shareholders in the preparation of the proposal for the Offer and Merger, including assisting in the procurement of financing arrangements with GE Capital, facilitating and reviewing information required from the Continuing Shareholder in connection with the Offer and Merger and performing certain other tasks related to the Offer and Merger. The Continuing Shareholders have agreed to reimburse the Company for the fair value of the services Mr. Chamberlin and Ms. Dunlap provided.

7. CONDUCT OF THE COMPANY'S BUSINESS IF THE OFFER IS NOT COMPLETED OR IF PURCHASER WAIVES THE MINIMUM TENDER CONDITION

         If the Offer is not completed because either the Minimum Tender Condition or the Majority of the Minority Condition is not satisfied, or another condition is not satisfied or waived, the Continuing Shareholders expect that Elmer's current management will continue to operate the business of Elmer's substantially as presently operated. However, in that event, or in the event that the Majority of the Minority Condition is satisfied and Purchaser waives the Minimum Tender Condition in order to consummate the Offer, Purchaser or the Continuing Shareholders may consider:

                o Engaging in open market or privately negotiated purchases of Shares to increase Purchaser's aggregate ownership to at least 90% of the then outstanding Shares and then effecting a short-form merger; and/or

                o Exercising options held by the Continuing Shareholders, which were vested and exercisable prior to the public announcement of Purchaser's original proposal to take the Company private, to increase Purchaser's aggregate ownership to at least 90% of the then outstanding Shares and then effecting a short-form merger; or

                o Proposing that Purchaser and the Company enter into a merger agreement and effect a long-form merger, which would require approval of the Company's board of directors and the vote of the shareholders of the Company in favor of the merger.

         Pursuing a long-form merger would require the approval of the Company's Board of Directors and a majority vote of the outstanding shares of the Company's common stock in favor of the merger. Whether Purchaser waives the Minimum Tender Condition is subject to Purchaser's determination that purchasing Shares in the absence of the Minimum Tender Condition is financially prudent, which will be based on Purchaser's consideration of: (a) the number and percentage of Shares actually tendered; (b) Purchaser's perception of the costs and burdens of there being a minority stock ownership in the Company; and (c) the financial resources and liquidity of the Continuing Shareholders to support the ability to make such a purchase.

         In addition, if there are less than 300 shareholders owning at least 100 Shares, or if the Company is unable to comply with another requirement for continued listing on the Nasdaq SmallCap Market, as a result of the purchase of the tendered Shares in the Offer, the Shares may be delisted from the Nasdaq SmallCap Market. The Shares may also be deregistered from the reporting requirements of the Exchange Act if there are less than 300 remaining shareholders. In any event, any Shares not tendered would remain outstanding.

         If Purchaser elects to pursue an alternative transaction, there is no assurance such a transaction would be consummated or at what price, and it might take considerably longer for the shareholders of the Company to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to the shareholders of the Company that are more or less than or the same as the Offer Price. Purchaser currently does not know whether a second-step transaction, such as a long-form merger, or open market or privately negotiated purchases of Shares, would be viable in the event Purchaser were to waive the Minimum Tender Condition. In the event that Purchaser does not own at least 90% of the outstanding Shares after consummating the Offer and if such a second-step transaction does not occur, the market for Shares that were not tendered in the Offer would be adversely affected.

                                    THE OFFER

1.       TERMS OF THE OFFER; EXPIRATION DATE

         This Offer is for the purchase of all of the outstanding shares of Elmer's common stock excluding shares owned by the Continuing Shareholders. As of December 8, 2004, 756,601

Shares are being sought in the Offer. In addition, as of December 9, 2004, there were outstanding options to acquire up to a total of 419,162 Shares that had an exercise price less than the Offer Price, of which options to acquire up to 128,098 Shares were held by individuals other than the Continuing Shareholders. Shares issued upon exercise of such options (other than options exercised by any of the Continuing Shareholders) will also be subject to this Offer.

         Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in "The Offer--Section 11. Certain Conditions of the Offer," and if the Offer is extended or amended, the terms and conditions of such extension or amendment (the "Offer Conditions")), Purchaser will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as discussed under "The Offer--Section 4. Rights of Withdrawal." The term "Expiration Date" means 12:00 midnight, Eastern Standard Time, on February 2, 2005, unless and until Purchaser shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. The period until 12:00 midnight, Eastern Standard Time, on February 2, 2005, as it may be extended, is referred to as the "Offering Period."

         Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and making a public announcement thereof as further described below. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See "The Offer--Section 4. Rights of Withdrawal."

         Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time prior to the Expiration Date:

    o To delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer as to any Shares not then accepted and paid for, on the occurrence of any of the events specified in "The Offer--Section 11. Certain Conditions of the Offer;" and

    o To waive any condition other than the Majority of the Minority Condition and to set forth or change any other term and condition of the Offer except as otherwise specified in "The Offer--Section 11. Certain Conditions of the Offer," in each case, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. If Purchaser accepts any Shares for payment pursuant to the terms of the Offer, it will accept for payment all Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Shares so accepted for payment. Purchaser confirms that its reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule l4e-l(c) under the Exchange Act which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

         Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m. Eastern Standard Time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

         If, during the Offering Period, Purchaser, in its sole discretion, shall decrease the percentage of Shares being sought or increase or decrease the consideration offered to holders of Shares, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten (10) business day period. Purchaser confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following any material change in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its views that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five (5) business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to shareholders and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Standard Time.

         The Continuing Shareholders have exercised their rights as shareholders of the Company to request the Company's shareholder list and security position listings for the purpose of disseminating the Offer to shareholders. The Company has provided the Continuing Shareholders with the Company's shareholder list and security position listings for such purpose. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

         Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See "The Offer--Section 11. Certain Conditions of the Offer." In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

    o    Certificates evidencing such Shares;

    o A properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees; and

    o    Any other required documents.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering shareholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering shareholders, Purchaser's obligation to make such payment shall be satisfied, and tendering shareholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering shareholder, promptly following expiration or termination of the Offer.

         Purchaser reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.       PROCEDURES FOR TENDERING SHARES

         VALID TENDER. To tender Shares pursuant to the Offer:

    o A properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, with any required signature guarantees, certificates for Shares to be tendered and any other documents required by the Letter of Transmittal, must be received by the Depositary prior to the Expiration Date at its address set forth on the back cover of this Offer to Purchase; or

    o The tendering shareholder must comply with the guaranteed delivery procedures set forth below.

         SIGNATURE GUARANTEES. Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holders of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution (as defined below). See Instructions 1 and 5 of the Letter of Transmittal. Otherwise, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "Eligible Guarantor Institution," as such term is defined in Rule 17d-15 under the Exchange Act (each, an "Eligible Institution"). If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or certificates for Shares not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Purchaser, proper evidence satisfactory to Purchaser of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

         GUARANTEED DELIVERY. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

    o    Such tender is made by or through an Eligible Institution;

    o A properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, prior to the Expiration Date; and

    o The certificates for all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees, and any other required documents, are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the Nasdaq SmallCap Market is open for business.

         The Notice of Guaranteed Delivery may be delivered by hand or mail to the Depositary or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

         THE METHOD OF DELIVERY OF THE SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHAREHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         OTHER REQUIREMENTS. Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) certificates evidencing such Shares, (ii) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal or Depositary. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         BINDING AGREEMENT. The Purchaser's acceptance for payment of Shares tendered in response to the Offer will constitute a binding agreement by the tendering shareholder to sell, and by Purchaser to purchase, the tendered Shares on the terms and subject to the conditions of the Offer.

         APPOINTMENT OF PROXIES. By executing a Letter of Transmittal as set forth above subject to the right of withdrawal discussed below, the tendering shareholder irrevocably appoints designees of Purchaser as such shareholder's attorneys-in-fact and proxies, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser deposits the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser's designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholders as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of Elmer's, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting rights with respect to such Shares.

         DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser's counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

         BACKUP WITHHOLDING. In order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a Substitute Form W-9 and certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding at applicable rates (currently 28%). Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the IRS. All shareholders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Certain shareholders

(including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign shareholders should complete and sign the main signature form and a statement, signed under penalties of perjury, attesting to that shareholder's exempt status in order to avoid backup withholding. Forms of such statement may be obtained from the Depositary. See Instruction 8 to the Letter of Transmittal.

4.       RIGHTS OF WITHDRAWAL

         Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to midnight, Eastern Standard Time on February 2, 2005, the expiration of the Offering Period, unless extended pursuant to "The Offer --Section 1. Terms of the Offer; Expiration Date" and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time until such Shares are accepted for payment.

         For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address or facsimile number set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

         All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, the Continuing Shareholders, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

         Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures described in "The Offer--Section 3. Procedures for Tendering Shares," at any time prior to the Expiration Date.

         If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under this Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

5.       MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER

         The following is a summary of material United States federal income tax consequences of the Offer and the Merger to holders of Shares ("Holders") whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed United States Treasury Regulations issued thereunder, judicial authority and administrative rulings and practice, all of which are subject to change, possibly with retroactive effect, at any time and, therefore, the following statements and conclusions could be altered or modified. The discussion does not address Holders in whose hands Shares are not capital assets, nor does it address Holders who hold Shares as part of a hedging, "straddle," conversion or other integrated transaction, or who received Shares upon conversion of securities or exercise of warrants or other rights to acquire Shares or pursuant to the exercise of employee stock options or otherwise as compensation or to Holders who are in special tax situations (such as insurance companies, tax-exempt organizations, financial institutions, United States expatriates or non-U.S. persons). Furthermore, the discussion does not address the tax treatment of Holders who exercise appraisal rights in the Merger or who are related to any shareholder of Purchaser or any Continuing Shareholder, nor does it address any aspect of state, local or foreign taxation or estate and gift taxation. Holders should consult their own tax advisors to assist them in determining whether they are related to any shareholder of Purchaser.

         The following summary does not purport to consider all aspects of United States federal income taxation that might be relevant to each Holder. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD
CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH SHAREHOLDER AND THE PARTICULAR TAX EFFECTS ON THE HOLDER OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND OTHER TAX LAWS.

         The receipt of cash by a Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, and foreign tax laws). In general, for United States federal income tax purposes, a Holder will recognize gain or loss equal to the difference between the Holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. If the Shares exchanged constitute capital assets in the hands of the shareholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year on the date of sale (or, if applicable, the date of the Merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply to the use of capital losses.

         The receipt of cash pursuant to the exercise by a Holder of dissenters' rights under the OR Business Act will be a taxable transaction. Any Holder considering the exercise of appraisal rights should consult a tax advisor to determine the tax consequence of exercising such appraisal rights.

         Payments in connection with the Offer or the Merger may be subject to "backup withholding" at applicable rates (currently 28%). Backup withholding generally applies if a Holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN,
(c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct number and that such Holder is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from backup withholding, including corporations, financial institutions and certain foreign shareholders if such foreign shareholders submit a statement, signed under penalties of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each Holder should consult such Holder's own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption.

         All Holders who are United States persons surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to Purchaser and the Depositary). Non-corporate foreign shareholders should complete and sign the main signature form and a statement, signed under penalties of perjury, attesting to that shareholder's exempt status (such forms can be obtained from the Depositary), in order to avoid backup withholding.

         THE INCOME TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE TO HOLDERS IN SPECIAL SITUATIONS SUCH AS HOLDERS WHO RECEIVED THEIR SHARES UPON THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION AND HOLDERS WHO ARE NOT UNITED STATES PERSONS. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS
WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE MERGER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, AND FOREIGN TAX LAWS.

6.       PRICE RANGE OF SHARES; DIVIDENDS; OWNERSHIP OF AND TRANSACTIONS IN
         SHARES

         PRICE RANGE OF SHARES. The Company's common stock is currently listed and traded on the Nasdaq SmallCap Market under the symbol "ELMS." The following table sets forth, for the fiscal quarters indicated, the high and low sales prices for the Company's common stock based upon public sources:

                    FISCAL QUARTER HIGH AND LOW SALES PRICES

    QUARTER                                                  HIGH       LOW
    ----------------------------------------------------- ---------- ---------
    Fiscal Year Ended March 31, 2003
             First Quarter                                  $7.51      $4.74
             Second Quarter                                 $6.04      $4.90
             Third Quarter                                  $5.42      $4.97
             Fourth Quarter                                 $6.50      $5.00
    Fiscal Year Ended March 29, 2004
             First Quarter                                  $8.00      $4.83
             Second Quarter                                 $6.49      $5.91
             Third Quarter                                  $6.75      $6.00
             Fourth Quarter                                 $7.50      $6.40
    Fiscal Year Ending March 28, 2005
             First Quarter                                  $7.35      $6.16
             Second Quarter*                                $7.75      $6.07
             Third Quarter through December 16, 2004**      $7.55      $7.40

                  *On August 5, 2004, the last full trading day before the public announcement of Purchaser's proposal to acquire the Shares, the reported closing price was $6.25 per share on the Nasdaq SmallCap Market.
                  **On December 17, 2004, the last full trading day prior to this Offer, the reported closing price was $7.50 per share on the Nasdaq SmallCap Market.

         DIVIDENDS. To date, Elmer's has never declared or paid cash dividends on the Shares. In March 2002 the Elmer's declared a five-percent stock dividend. Elmer's is subject to certain debt covenants that limit its ability to pay dividends.

         TRANSACTIONS IN SHARES. In the past two years, neither Purchaser nor any of the Continuing Shareholders has acquired any Shares except:

  Name of Reporting     Amount of Securities
      Person                  Purchased          Range of Prices Paid     Average Purchase Price Per Quarter
--------------------- ------------------------ ------------------------ --------------------------------------
Thomas C. Connor                   20,000*                    $5.38           First Quarter 2003 - $5.38
David C. Mann                      12,000              $5.308-$6.428          Third Quarter 2004 - $6.297
                                                                              First Quarter 2003 - $5.417
Gregory W. Wendt                    5,000                     $5.25           First Quarter 2004 - $5.25
Donald W. Woolley                  20,000*                    $5.38           First Quarter 2003 - $5.38

         *Franklin Holdings, LLC purchased 80,000 shares of common stock on March 4, 2003 at a per share purchase price of $5.38. Thomas C. Connor and Donald W. Woolley each owned 25% of Franklin Holdings, LLC and, on November 4, 2004, Franklin Holdings, LLC distributed all of its Shares on a pro rata basis to the members of Franklin Holdings, LLC.

7.       CERTAIN INFORMATION CONCERNING THE COMPANY

         The information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Purchaser and the Continuing Shareholders have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, or of any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but are unknown to Purchaser or the Continuing Shareholders.

         Shareholders  are  urged  to  review  publicly  available   information
concerning the Company before acting on the Offer.

         GENERAL. Elmer's is an Oregon corporation with its principal corporate offices located at 11802 S.E. Stark Street, Portland, Oregon 97216 (telephone number (503) 252-1485). Elmer's has described its business as follows:

         Elmer's is a franchisor and operator of full-service, family oriented restaurants under the names "Elmer's Breakfast o Lunch o Dinner(R)" and "Mitzel's American Kitchen", and operates delicatessen restaurants under the names "Ashley's Cafe", "Richard's Deli and Pub" and "Cooper's Deli and Pub." The Company is an Oregon corporation and was incorporated in 1983. Walter Elmer opened the first Elmer's restaurant in Portland, Oregon in 1960, and the first franchised restaurant opened in 1966. The Company acquired the Elmer's franchising operation in January 1984 from the Elmer family. The Company now owns and operates 10 Elmer's restaurants, 5 Mitzel's American Kitchen restaurants, and 13 Delis, and franchises 23 Elmer's restaurants in five western states. The Company reports on a fiscal year, which ends on the Monday nearest March 31st.

         INTENT TO TENDER. As of the date hereof, Purchaser and the Continuing Shareholders are not aware whether the executive officers of the Company (other than the Continuing Shareholders) believe the Offer is fair, will exercise their options to purchase Shares and, if they do, whether they intend to tender such Shares in the Offer.

         AVAILABLE INFORMATION. Elmer's is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Elmer's directors and officers, their remuneration, stock options granted to them, the principal holders of Elmer's securities, any material interests of such persons in transactions with Elmer's and other matters is required to be disclosed in proxy statements distributed to Elmer's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained, by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and can be obtained electronically on the SEC's website at http://www.sec.gov.

         SELECTED CONSOLIDATED FINANCIAL INFORMATION. The following table sets forth summary historical consolidated financial data for Elmer's as of and for each of the fiscal years ended March 31, 2003 and March 29, 2004, respectively, and for the twenty-eight week periods ended October 11, 2004 and October 13, 2003, respectively.

         This data and the comparative per share data set forth below are extracted from, and should be read in conjunction with, the audited consolidated financial statements and other financial information contained in or filed as an exhibit to Elmer's Annual Reports on Form 10-K for the fiscal years ended March 29, 2004 and March 31, 2003 and Quarterly Reports on Form 10-Q for the periods ended October 11, 2004 and October 13, 2003, including the notes thereto. These documents, including the exhibits filed therewith, are incorporated by reference in this Offer to Purchase. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Elmer's with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

                                                       ------------------------------- -------------------------------
                                                            TWENTY-EIGHT WEEKS
                                                                  ENDED                          YEAR ENDED
                                                               (unaudited)
                                                       -------------- ---------------- --------------- ---------------
                                                        OCTOBER 11,     OCTOBER 13,       MARCH 29,       MARCH 31,
                                                           2004            2003             2004            2003
                                                       -------------- ---------------- --------------- ---------------
                                                                  (AMOUNTS IN 000s, EXCEPT PER SHARE DATA)
------------------------------------------------------ ---------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Revenues                                                      17,638           17,895          33,492          31,984
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Income (loss) before income taxes                                784            1,046           1,902           2,318
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Net income (loss)                                                533              694           1,277           1,558
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Basic (loss) earnings per share                                 0.29             0.34            0.64            0.76
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Diluted (loss) earnings per share                               0.27             0.32            0.62            0.74
------------------------------------------------------ -------------- ---------------- --------------- ---------------
BALANCE SHEET DATA (At End of Period):
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Total current assets                                           4,110            4,608           3,843           4,083
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Property and equipment, net                                    8,873            6,998           9,325           7,076
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Total assets                                                  18,917           18,967          19,045          17,389
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Total current liabilities                                      2,532            2,628           3,076           2,252
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Total liabilities                                              8,695            8,468           9,421           7,639
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Shareholders' equity                                          10,240           10,500           9,624           9,750
------------------------------------------------------ -------------- ---------------- --------------- ---------------
Book value per share                                           $5.59            $5.14           $5.30           $4.78
------------------------------------------------------ -------------- ---------------- --------------- ---------------

         The Company historically has not reported a ratio of earnings to fixed charges. Nonetheless, the Company's ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, for the two most recent fiscal years and the interim periods reported above, are as follows:

                                        TWENTY-EIGHT WEEKS ENDED                           YEAR ENDED
                                              (unaudited)
                                ---------------------------------------       ------------------------------------
                                OCTOBER 11, 2004       OCTOBER 13, 2003       MARCH 29, 2004        MARCH 31, 2003
Ratio of  Earnings  to Fixed
Charges                               1.79                   2.07                  1.92                  2.04

         COMPANY PRO FORMAS; PURCHASER'S FINANCIAL PROJECTIONS. The Company does not as a matter of course make public forecasts as to future revenues, earnings or other financial information nor has the Company historically prepared internal budget forecasts beyond the upcoming fiscal year. Set forth below is certain pro forma information as if the Offer and the Merger had occurred at the beginning of the periods presented.

                                                   ------------------------- ----------------------
                                                        Twenty-Eight
                                                        Weeks Ended               Year Ended
                                                        (Pro Forma)               (Pro Forma)
                                                   ------------------------- ----------------------
                                                   OCTOBER 11, 2004          MARCH 29, 2004
                                                   ------------------------------------------------
                                                   (AMOUNTS IN 000S, EXCEPT PER SHARE DATA)
---------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS DATA:
-------------------------------------------------- ------------------------- ----------------------
Revenues                                                            17,638                 33,492
-------------------------------------------------- ------------------------- ----------------------
Income (loss) before income taxes                                      520                  1,432
-------------------------------------------------- ------------------------- ----------------------
Net income (loss)                                                      353                    950
-------------------------------------------------- ------------------------- ----------------------
Basic (loss) earnings per share                                       0.33                   0.87
-------------------------------------------------- ------------------------- ----------------------
Diluted (loss) earnings per share                                     0.33                   0.87
-------------------------------------------------- ------------------------- ----------------------
BALANCE SHEET DATA (At End of Period):
-------------------------------------------------- ------------------------- ----------------------
Total current assets                                                 3,777                  3,510
-------------------------------------------------- ------------------------- ----------------------
Property and equipment, net                                          8,873                  9,325
-------------------------------------------------- ------------------------- ----------------------
Total assets                                                        18,602                 18,712
-------------------------------------------------- ------------------------- ----------------------
Total current liabilities                                            2,852                  3,396
-------------------------------------------------- ------------------------- ----------------------
Total liabilities                                                   14,302                 16,421
-------------------------------------------------- ------------------------- ----------------------
Shareholders' equity                                                 2,907                  2,291
-------------------------------------------------- ------------------------- ----------------------
Book value per share                                                 $2.68                  $2.11
-------------------------------------------------- ------------------------- ----------------------

         Purchaser did, however, prepare an informal analysis that it provided to GE Capital and Veber Partners, in connection with the proposed transaction. The analysis set forth below is included in this document solely because such information was requested by and, therefore, provided to GE Capital and Veber Partners.

         The analysis set forth below was intended to be a snap shot of the Company's financial performance at the time it was prepared and to assess the impact of certain known or expected events on such performance. Purchaser did not attempt to forecast overall revenues or operating costs of the Company's business. The analysis was not prepared by the Company with a view to public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding prospective financial information. In addition, the analysis was not prepared with the assistance of or reviewed, compiled or examined by independent accountants. While prepared with numerical specificity, the analysis was not prepared in the ordinary course and is, therefore, inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the analysis set forth below will prove to be accurate, and actual results may be materially different from those contained in the analysis set forth below.

         In light of the uncertainties inherent in forward-looking information of any kind, and the simplistic nature of the analysis, Purchaser cautions against undue reliance on this information. The inclusion of this information should not be regarded as an indication that anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. While Purchaser has prepared this analysis with numerical specificity and has provided it to GE Capital and Veber Partners in connection with the Offer and the Merger, neither Purchaser nor the Continuing Shareholders has made, and does not make, any representation to any person that the analysis will reflect the future results of the Company. Neither Purchaser nor the Continuing Shareholders intends to update or revise the analysis to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

         Set forth below is a summary of this analysis. This analysis should be read together with the historical financial statements of the Company and the cautionary statements set forth below. In preparing the cash flow run-rate analysis, the purchaser used the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") for the year ended March 29, 2004. FY 2004 EBITDA was then adjusted to reflect the expected effects of certain recent or anticipated events. These events were:

o The impact of the new Oregon Lottery contract. On March 31, 2004, the Oregon Lottery adopted a new six-year retailer contract that went into effect June 27, 2004. The new contract reduced the commission rates paid to retailers on the sale of video lottery products. If the new contract had been in place for the year ended March 29, 2004, commissions paid to the Company would have been $430,000 less than those actually received by the Company.

o The Company assumed that the $430,000 decrease would be mitigated by an 8% increase in lottery sales. An 8% sales increase is significantly higher than the state's recent growth rate and reflects the expected effect of additional terminals and updated games offered by the lottery. An 8% sales increase, if achieved, would restore $213,000 of the $430,000 decrease noted above.

o At the time the analysis was prepared, the Company had three new franchised and re-franchised restaurants open or expected to open within six months. The restaurant in Corvallis, Oregon opened March 15, 2004, and as such did not have a full year of franchise revenues reflected in the March 29, 2004 results. The restaurant in Pocatello, Idaho was to be re-franchised at a 4% royalty rate. The restaurant in Eugene, Oregon was under construction and expected to open in September 2004. The expected annual increase in franchise fees as a result of these events is $140,000.

o If (and only if) the Company completes a going private transaction (including the Merger), the Company expects to be able to eliminate public company costs of approximately $266,000 for the fiscal year ending March 29, 2004. Absent a going private transaction, the Company expects to incur approximately $170,000 in additional expenses.

o The Company has leased operating equipment for its restaurant in Springfield, Oregon. The lease expires in February 2005 and the Company expects to exercise its purchase option. The Company expects to save $60,000 in annual equipment lease payments as a result of the purchase of such equipment.

o The Company opened a restaurant in Cornell Oaks, Oregon in December 2004. The Company will not incur start up costs of $127,000 on a going forward basis.

o In April 2004, the Company re-franchised the Palm Springs, California restaurant. Purchaser estimates the impact of this on the Company's EBITDA, net of franchise fees paid by the franchisee, to be a loss of approximately $81,000 on an annual basis.

                                     CASH FLOW RUN-RATE
                                     ------------------
FY 2004 EBITDA (as reported on Form 10-K for
the fiscal year ended March 29, 2004)                                                               $3,019,311

Expected changes for FY 2005:
---------------------------------------------------------------------------------------------------------------
Impact of lottery contract based on FY 2004 sales                                                    (430,000)
8% year over year increase in lottery sales                                                            213,000
Franchise revenue (Corvallis 3/15/04, Eugene 9/7/04 & Pocatello 7/1/04)                                140,000
Reduced public company expense (excluding expected increases)                                          266,000
Springfield capital lease expense                                                                       60,000
No restaurant start up expenses                                                                        127,000
Palm Springs EBITDA net of franchise fees                                                             (81,000)
---------------------------------------------------------------------------------------------------------------
CASH FLOW (EBITDA) RUN-RATE                                                                         $3,314,311

         The analysis assumes cash flows (as measured by EBITDA) from the Company's existing assets will remain unchanged except for the adjustments described above. This is a radical simplification of the Company's operations, and while it provides a convenient starting point, actual results will certainly vary and may be materially different. Due to the Company's relatively low operating margins, cash flow and profitability are highly sensitive to changes in expense levels. EBITDA for the year ended March 29, 2004 was 9.4% of revenues. In December 2004, the Oregon's governor announced his intention to seek the addition of lottery line games and the further reduction of lottery retailer commission rates. As of the date of this Offer to Purchase, Purchaser is not aware of any specific proposal, and has no information regarding the governor's proposals or intentions other than as reported by the media. The analysis was prepared in June 2004 prior to the governor's announcement and no adjustment has been made to the analysis, in part, because there is currently insufficient information on which to make a reliable adjustment).

8.       CERTAIN INFORMATION CONCERNING PURCHASER AND THE CONTINUING
         SHAREHOLDERS

         GENERAL. Purchaser is a newly formed Oregon corporation that currently does not own any Shares or conduct any business. Upon the satisfaction or waiver of all conditions to the Offer, pursuant to the terms of the Exchange Agreement, each of the Continuing Shareholders will exchange his or her Shares for shares of Purchaser's common stock, after which Purchaser will be owned by the Continuing Shareholders in the same proportion as their current ownership in the Company. The Continuing Shareholders have agreed to enter into, as a condition of the Exchange Agreement, a shareholder agreement pursuant to which they desire to promote their respective interests in Purchaser by imposing certain restrictions on the transfer of shares in the surviving corporation following the Merger, by creating certain obligations and options with respect to such shares upon the occurrence of certain events, and by entering into certain other arrangements governing their affairs as shareholders in the surviving corporation in the Merger. The principal executive offices of Purchaser are located at 363 High St., Eugene, Oregon 97401. Purchaser's telephone number is
(541) 465-3966.

         Currently, Thomas C. Connor, Bruce N. Davis, Corydon H. Jensen, Jr., William W. Service, Dennis M. Waldron, Richard C. Williams and Donald W. Woolley serve as directors of Purchaser (as well as directors of the Company). Following the Offer and the Merger, the directors of the surviving corporation will be the same. Mr. Davis is the President and Secretary of Purchaser.

         INFORMATION REGARDING THE CONTINUING SHAREHOLDERS. Set forth below is information concerning each of the Continuing Shareholders, including the present principal occupation, and address of each of the Continuing
Shareholders:

    o Linda Ellis-Bolton, a United States citizen, is an independent investor. The business address for Ms. Ellis-Bolton is 125 Tom Morris Lane, Enterprise, Alabama 36330. The business telephone for Ms. Ellis-Bolton is (334) 393-0032.

    o Karen K. Brooks, a United States citizen, is an independent investor. The business address for Ms. Brooks is 700 Delany Woods, Nicholasville, Kentucky 40356. The business telephone for Ms. Brooks is (859) 296-2668.

    o Richard P. Buckley, a United States citizen, is an independent real estate investor. From 1999 to 2002, Mr. Buckley served as the President of Cooper's Inc., an Oregon corporation. The business address for Mr. Buckley is 14450 Quaker Hill Cross Road, Nevada City, California 95959. The business telephone for Mr. Buckley is (530) 265-3966.

    o David D. Connor, a United States citizen, is a real estate executive and independent investor. Since 1976, Mr. Connor has served as Vice President of 5 C's Properties, Inc. Mr. Connor is the brother of Thomas
         C. Connor. The business address for Mr. Connor is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97403. The business telephone for Mr. Connor is (541) 683-0771.

    o Stephanie M. Connor, a United States citizen, is an independent investor. Mrs. Connor is the spouse of Thomas C. Connor. The business address for Ms. Connor is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97403. The business telephone for Ms. Connor is (541) 683-0771.

    o Thomas C. Connor, a United States citizen, has been a real estate investor since 1974, with investments in several companies engaged in the hospitality or real estate development businesses. Since 1996, Mr. Connor has served as President of Connor Enterprises, Inc., an Oregon corporation. He has served as a director of Elmer's since 1998. He is also a director of Purchaser. Mr. Connor is the spouse of Stephanie M. Connor and the brother of David D. Connor. The business address for Mr. Connor is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Connor is (503) 252-1485.

    o Bruce N. Davis, a United States citizen, has served as the President and Chairman of Board of Directors of Elmer's since August 1998 and as Chief Executive Officer of Elmer's since November 2002. For more than five years prior to joining Elmer's, Mr. Davis has served and continues to serve as the president of two companies engaged in the restaurant business: Jaspers Food Management, Inc. (1993-present), and Oregon Food Management, Inc. (1996-present). From 1995 until its merger into the Company in 1999, he was also President of another company engaged in the restaurant business, CBW, Inc. (1995-1999). He is also a director of Purchaser. The business address for Mr. Davis is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Davis is (503) 252-1485.

    o Corydon H. Jensen, Jr., a United States citizen, is the president and owner of several multi-unit restaurant and lounge operations, including Station Masters, Inc. and McKenzie Brewing Co. Mr. Jensen served as a director of Centennial Bancorp for over twenty years prior to its merger with Umpqua Holding, Inc. He has served as a director of Elmer's since 1998. He is also a director of Purchaser. The business address for Mr. Jensen is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Jensen is (503) 252-1485.

    o Douglas A. Lee, a United States citizen, is a real estate executive and independent investor. Since 1986, Mr. Lee has served as the president and director of Lee Construction Company, an Oregon corporation. Mr. Lee is the spouse of Debra Woolley-Lee. The business address for Mr. Lee is c/o Franklin Holdings, LLC, 1399 Franklin

         Boulevard,  Eugene, Oregon 97405. The business telephone for Mr. Lee is
         (541) 683-0771.

    o David C. Mann, a United States citizen, is an independent investor. The business address for Mr. Mann is 1980 Indian Trail, Lake Oswego, Oregon 97034. The business telephone for Mr. Mann is (503) 636-1899.

    o Sheila J. Schwartz, a United States citizen, is an independent investor. The business address for Mrs. Schwartz is 2390 Lariat Dr., Eugene, Oregon 97405. The business telephone for Ms. Schwartz is (541) 726-6221.

    o Gerald A. Scott, a United States citizen, has served as Vice President of Elmer's since August 1998. Prior to that, and since November 1995, Mr. Scott served as Vice President of Operations for Jaspers Food Management, Inc. The business address for Mr. Scott is c/o Elmer's Restaurant, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Scott is (503) 252-1485.

    o William W. Service, a United States citizen, has been the Chief Executive Officer of Jasper's Food Management, Inc. since 1993 and served as the Chief Executive Officer of Elmer's from 1998 until he resigned in November 2002. Mr. Service is the Chief Executive Officer of two companies engaged in the restaurant business: Jaspers Food
         Management, Inc, (1993-present), and Oregon Food Management, Inc. (1996-present). From 1995 until its merger into the Company in 1999, he was also Chief Executive Officer of another company engaged in the restaurant business, CBW, Inc. (1995-1999). Mr. Service has served as a director of Elmer's since 1998. He is also a director of Purchaser. The business address for Mr. Service is c/o Elmer's Restaurants, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Service is (503) 252-1485.

    o Dennis M. Waldron, a United States citizen, has served as president of Ruby's Northwest LLC, the Seattle-based multi-unit franchisee for Ruby's Diner in Washington state since 1999. From 1987 to 1997, Mr. Waldron served as President of Cinnabon International, Inc. He has served as a director of Elmer's since 2003. He is also a director of Purchaser. The business address for Mr. Waldron is c/o Elmer's Restaurants, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Waldron is (503) 252-1485.

    o Gary N. Weeks, a United States citizen, is an entrepreneur from Grass Valley, California. The business address for Mr. Weeks is 12966 Pinewoods Road, Nevada City, California 95959. The business telephone for Mr. Weeks is (530) 477-0343.

    o Gregory W. Wendt, a United States citizen, is an independent investor. The business address for Mr. Wendt is 1 Muir Loop, San Francisco, California 94129. The business telephone for Mr. Wendt is (415) 793-7161.

    o Richard C. Williams, a United States citizen, is a retired banker. From June 2000 to November 2002, Mr. Williams was chairman of Centennial Bancorp. He has served as a director of Elmer's since 1998. He is also a director of Purchaser. The business address for Mr. Williams is c/o Elmer's Restaurants, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Williams is (503) 252-1485.

    o Debra Woolley-Lee, a United States citizen, is a real estate executive and independent investor. Since 1977, Ms. Woolley-Lee has served as assistant secretary and, since 1986, has served as a director of Eagle's View Management Company, Inc. Ms. Woolley-Lee is the spouse of Douglas A. Lee and the daughter of Donna P. Woolley. The business address for Ms. Woolley-Lee is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97403. The business telephone for Ms. Woolley-Lee is (541) 683-0771.

    o Dolly W. Woolley, a United States citizen, is an independent investor. Ms. Woolley is the spouse of Donald W. Woolley. The business address for Ms. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97403. The business telephone for Ms. Woolley is (541) 683-0771.

    o Donald W. Woolley, a United States citizen, is a real estate executive and independent investor. Since 1984, Mr. Woolley has served as the Executive Vice President and director of Eagle's View Management Company, Inc. Mr. Woolley has also served as a director of numerous privately held companies engaged in the hospitality, timber and real estate development industries. He has served as a director of Elmer's since 1998. He is also a director of Purchaser. Mr. Woolley is the spouse of Dolly W. Woolley and is the son of Donna P. Woolley. The business address for Mr. Woolley is c/o Elmer's Restaurants, Inc., 11802 S.E. Stark Street, Portland, Oregon 97216. The business telephone for Mr. Woolley is (503) 252-1485.

    o Donna P. Woolley, a United States citizen, is a real estate executive and independent investor. Since 1980, Ms. Woolley has served as President of Eagle's View Management Company, Inc. Ms. Woolley is the mother of Debra A. Woolley-Lee and Donald W. Woolley. The business address for Ms. Woolley is c/o Franklin Holdings, LLC, 1399 Franklin Boulevard, Eugene, Oregon 97403. The business telephone for Ms. Woolley is (541) 683-0771.

The following table sets forth each of the Continuing Shareholders' beneficial ownership of Shares.

                                   Amount                                    Shared Voting       Sole          Shared
Name of Continuing Shareholder  Beneficially  Percentage of    Sole Voting       Power        Dispositive   Dispositive
                                  Owned(1)       Class(2)         Power                          Power         Power
Linda Ellis-Bolton                    84,847           4.60%         84,847             -0-         84,847           -0-
Karen K. Brooks                       91,062           4.94%         91,062             -0-         91,062           -0-
Richard P. Buckley                    84,278           4.57%         84,278             -0-         84,278           -0-
David D. Connor                       78,423           4.26%         78,423             -0-         78,423           -0-
Stephanie M. Connor                   39,212           2.13%         39,212             -0-         39,212           -0-
Thomas C. Connor                      56,150           3.02%         56,150             -0-         56,150           -0-
Bruce N. Davis                       145,603           7.58%        145,603             -0-        145,603           -0-
Corydon H. Jensen                    101,785           5.47%        101,785             -0-        101,785           -0-
Douglas A. Lee                        16,595           0.90%         16,595             -0-         16,595           -0-
Debra A. Woolley-Lee                  16,594           0.90%         16,594             -0-         16,594           -0-
David C. Mann                         89,062           4.83%         89,062             -0-         89,062           -0-
Sheila J. Schwartz                    84,847           4.60%         84,847             -0-         84,847           -0-
Gerald A. Scott                       41,374           2.21%         41,374             -0-         41,374           -0-
William W. Service                   148,992           7.75%        148,992             -0-        148,992           -0-
Dennis M. Waldron                      2,000           0.11%          2,000             -0-          2,000           -0-
Gary N. Weeks                        108,421           5.88%        108,421             -0-        108,421           -0-
Gregory W. Wendt                       5,000           0.27%          5,000             -0-          5,000           -0-
Richard C. Williams                   34,554           1.86%         34,554             -0-         34,554           -0-
Dolly W. Woolley                      39,212           2.13%         39,212             -0-         39,212           -0-
Donald W. Woolley                     56,149           3.02%         56,149             -0-         56,149           -0-
Donna P. Woolley                      15,685           0.85%         15,685             -0-         15,685           -0-

                  (1) The Shares beneficially owned by each of the Continuing Shareholders are held by the Continuing Shareholders as members of a group. Under Rule 13d-5(a) of the Exchange Act, when two or more persons agreed to act together for the purpose of acquiring equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Section (13(d) and 13(g) of the Exchange Act, of all equity securities of that issuer beneficially owned by any such person.

                  (2) Includes Shares issuable upon exercise of options held by certain of the Continuing Shareholders within 60 days from December 20, 2004. The number of Shares that each of the Continuing Shareholders has a right to acquire within 60 days from December 20, 2004 is as follows: Mr. Thomas C. Connor, 16,938; Mr. Davis, 78,829; Mr. Jensen, 16,938; Mr. Scott, 25,691; Mr. Service, 79,229; Mr.
         Waldron,  2,000;  Mr.  Williams,  16,938;  and Mr.  Donald W.  Woolley,
         16,938.

                  (3) Based on 1,842,945 shares of Common Stock deemed outstanding as of December 8, 2004 (as reported by the Company to Purchaser and the Continuing Shareholders) as adjusted for each Continuing Shareholder to include outstanding options exercisable by such Continuing Shareholder (and not any other Continuing Shareholder) within sixty days of December 20, 2004.

The following table sets forth each of the Continuing Shareholders' beneficial ownership of Shares based on vested options.

                                     Amount
                                  Beneficially                                                                              Shares
                                     Owned                             Beneficial                         Shares         Outstanding
                                   (excluding     Percentage of         Ownership      Percentage of      Outstanding     (including
                                     vested       Class (excluding     (including     Class (including    (excluding        vested
Name of Continuing Shareholder    options)(1)     vested options)    vested options)   vested options)  vested options)    options)
------------------------------    ------------    ----------------   ---------------  ----------------  ---------------  -----------
Linda Ellis-Bolton                      84,847             4.60%           84,847           4.60%          1,842,945      1,842,945
Karen K. Brooks                         91,062             4.94%           91,062           4.94%          1,842,945      1,842,945
Richard P. Buckley                      84,278             4.57%           84,278           4.57%          1,842,945      1,842,945
David D. Connor                         78,423             4.26%           78,423           4.26%          1,842,945      1,842,945
Stephanie M. Connor                     39,212             2.13%           39,212           2.13%          1,842,945      1,842,945
Thomas C. Connor                        39,212             2.13%           56,150           3.02%          1,842,945      1,859,883
Bruce N. Davis                          66,774             3.62%          145,603           7.58%          1,842,945      1,921,774
Corydon H. Jensen                       84,847             4.60%          101,785           5.47%          1,842,945      1,859,883
Douglas A. Lee                          16,595             0.90%           16,595           0.90%          1,842,945      1,842,945
Debra A. Woolley-Lee                    16,594             0.90%           16,594           0.90%          1,842,945      1,842,945
David C. Mann                           89,062             4.83%           89,062           4.83%          1,842,945      1,842,945
Sheila J. Schwartz                      84,847             4.60%           84,847           4.60%          1,842,945      1,842,945
Gerald A. Scott                         15,683             0.85%           41,374           2.21%          1,842,945      1,868,636
William W. Service                      69,763             3.79%          148,992           7.75%          1,842,945      1,922,174
Dennis M. Waldron                            0             0.00%            2,000           0.11%          1,842,945      1,844,945
Gary N. Weeks                          108,421             5.88%          108,421           5.88%          1,842,945      1,842,945
Gregory W. Wendt                         5,000             0.27%            5,000           0.27%          1,842,945      1,842,945
Richard C. Williams                     17,616             0.96%           34,554           1.86%          1,842,945      1,859,883
Dolly W. Woolley                        39,212             2.13%           39,212           2.13%          1,842,945      1,842,945
Donald W. Woolley                       39,211             2.13%           56,149           3.02%          1,842,945      1,859,883
Donna P. Woolley                        15,685             0.85%           15,685           0.85%          1,842,945      1,842,945

Except as indicated otherwise in the table below or as otherwise specified in this Offer to Purchase, neither Purchaser nor any of the Continuing Shareholders has effected any transaction in the Shares during the past 60 days.

   Name of Continuing        Date of       Amount of Securities   Price Per   Where/How the Transaction was Effected
      Shareholder          Transaction           Involved           Share

Thomas C. Connor         November 4, 2004               39,212         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Stephanie M. Connor      November 4, 2004               39,212         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
David D. Connor          November 4, 2004               78,423         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Debra A. Woolley-Lee     November 4, 2004               15,684         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Douglas A. Lee           November 4, 2004               15,685         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Donald W. Woolley        November 4, 2004               39,212         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Donna P. Woolley         November 4, 2004               15,685         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC
Dolly W. Woolley         November 4, 2004               39,212         N/A    Pro-rata   distribution   by   Franklin Holdings, LLC

         CRIMINAL PROCEEDINGS. During the last five years, neither Purchaser nor any of the Continuing Shareholders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

         PAST TRANSACTIONS. Except as set forth in this Offer to Purchase, there have been no transactions during the past two years between Purchaser or any of the Continuing Shareholders and Elmer's or any of Elmer's affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of Elmer's consolidated revenues for the fiscal year ended

2002 for transactions that occurred in fiscal 2002, and for the fiscal year ended 2003 for transactions that occurred in fiscal 2003.

         Except as set forth below, there have been no transactions during the past two years between: Purchaser (or any of the Continuing Shareholders) and Elmer's (or any executive officer, director or affiliate of Elmer's who is a natural person) where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000.

         Donald W. Woolley, Thomas C. Connor, Bruce N. Davis, Corydon H. Jensen, Jr., William W. Service, Richard C. Williams, each a director of Elmer's and Purchaser, along with certain other of the Continuing Shareholders, are investors in several real estate companies and restaurant businesses, including Eagle's View Management Company, Inc., Nova Industries, Inc., Jenova Land Company, Spring Properties, Inc., Spring Holdings, Inc., Evergreen Portland, LLC, Evergreen Associates, Evergreen EP, LLC, Evergreen Hospitality, LLC and Steelhead Brewery & Cafe. The Continuing Shareholders have engaged in the following transactions with an executive officer, director or affiliate of Elmer's during the past two years where the aggregate value of such transaction exceeded $60,000:

    o William W. Service, a director and former Chief Executive Officer of Elmer's, sold 40,000 shares of Elmer's in a private transaction on March 4, 2003 to Franklin Holdings, LLC for $215,2000. Mr. Service also participated in Elmer's issuer tender offer on January 14, 2004 where he sold 39,665 shares of Elmer's at $6.43 per share.

    o Bruce N. Davis, Chairman of the Board, President and Chief Executive Officer of Elmer's, sold 40,000 shares of Elmer's in a private transaction on March 4, 2003 to Franklin Holdings, LLC for $215,2000. Mr. Davis also participated in Elmer's issuer tender offer on January 14, 2004 where he sold 37,254 shares of Elmer's at $6.43 per share.

    o Jaspers Food Management, Inc., owned by Bruce N. Davis, William W. Service, Corydon H. Jensen, Gerald A. Scott and certain other Continuing Shareholders provided administrative and accounting services to Elmer's during the past two years for which it received approximately $433,000 in fees during that period.

    o In a private transaction, on November 7, 2003, pursuant to Elmer's Stock Repurchase Plan, Elmer's repurchased 12,500 shares from Richard
         P. Buckley at $6.07 per share.

    o In a private transaction, on November 7, 2003, pursuant to Elmer's Stock Repurchase Plan, Elmer's repurchased 12,500 shares from Gary N. Weeks at $6.07 per share.

    o Corydon H. Jensen, Jr., a director of Elmer's, received annual management fees of $60,000 from Steelhead Breweries and affiliates for his service as President and Chief Financial Officer of Steelhead Breweries and affiliates.

    o Station Masters, Inc., owned principally by Corydon H. Jensen, Jr., a director of Elmer's, leases restaurant, catering and office space from Jenova Land Company with a combined annual rent of approximately $270,000.

    o Certain of the Continuing Shareholders, including Donald W. Woolley, Thomas C. Connor, Bruce N. Davis, Corydon H. Jensen, Jr., William W. Service and Richard C. Williams, are members of an investor group that have invested in leases of real estate and related investments aggregating approximately $4,000,000.

    o Lee Construction Company, owned by Debra A. Woolley-Lee and Douglas A. Lee, has provided general construction services in excess of $500,000 to certain real estate investment companies owned in part by Thomas C. Connor and Donald W. Woolley, directors of Elmer's.

    o Evergreen Hospitality, LLC, owned in part by Thomas C. Connor and Donald W. Woolley, directors of Elmer's, provides hotel management services in excess of $200,000 to real estate investment companies owned by certain other of the Continuing Shareholders.

    o Eagle's View Management Company, Inc., owned by Donald W. Woolley, Debra A. Woolley-Lee and Donna P. Woolley, leases office space from a partnership owned in party by Donald W. Woolley in the annual amount of approximately $144,000.

    o A trust of Donna P. Woolley redeemed a membership interest in Lincoln Properties, LLC for $1,815,000. Lincoln Properties, LLC is owned in part by Thomas C. Connor and Donald W. Woolley.

    o The following Continuing Shareholders have provided loans up to the following amounts to Northfork Financial, LLC, a company owned in part by Thomas C. Connor, Donald W. Woolley during the past two years:

         o      Trust of Donna P. Woolley  -  $4,030,000
         o      Donald W. & Dolly W. Woolley  -  $4,054,000
         o      Debra A. Woolley-Lee & Douglas A. Lee  -  $3,775,000
         o      David D. Connor  -  $1,200,000
         o      Eagle's View Management, Co.  -  $8,150,000
         o      Richard C. Williams  -  $3,150,000
         o      Corydon H. Jensen, Jr. - $450,000

  o Northfork Financial, LLC has provided loans to the following entities in the indicated amounts during the past two years:

         o      Jenova/Nova affiliates -                    $6,800,000
         o      Evergreen affiliates -                      $9,100,000
         o      Steelhead Breweries & Affiliates -          $4,200,000
         o      Spring Affiliates -                         $5,200,000

         PAST CONTACTS, NEGOTIATIONS AND AGREEMENTS REGARDING SIGNIFICANT CORPORATE EVENTS. Except as set forth in this Offer to Purchase, there have been no negotiations, agreements or material contacts during the past two years between Purchaser and any of the Continuing Shareholders, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of the Company's securities, an election of the Company's directors, or a sale or other transfer of a material amount of assets of the Company, nor, to the best knowledge of Purchaser and the Continuing Shareholders, have there been any negotiations or material contacts between (i) any affiliates of the Company or
(ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters. Except as set forth in this Offer to Purchase, neither Purchaser nor any of the Continuing Shareholders has had any transaction with the Company or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

         AGREEMENTS INVOLVING THE COMPANY'S SECURITIES. Each of the Continuing Shareholders has executed an Exchange Agreement in which he or she agreed to exchange their Shares (and any Shares issued upon the exercise of options held by the Continuing Shareholders prior to the closing of the Offer) in the Company for shares of common stock in Purchaser upon satisfaction or waiver of the conditions to the Offer. Except as set forth in this Offer to Purchase, neither Purchaser nor any of the Continuing Shareholders has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

         Except as set forth in this Offer to Purchase, neither Purchaser nor any of the Continuing Shareholders has any security of the Company that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security.

         INTENT TO TENDER. Purchaser has been advised that all executive officers of the Company (other than the Continuing Shareholders) intend to tender their Shares in the Offer.

9.       MERGER; DISSENTERS' RIGHTS; RULE 13E-3

         MERGER. If, pursuant to the Offer, Purchaser acquires Shares that, together with the Shares owned by the Continuing Shareholders, constitute at least 90% of the outstanding Shares, Purchaser will consummate a short-form merger pursuant to Section 60.491 of the OR Business Act. Pursuant to the Merger, each of the outstanding Shares (other than Shares owned by the Continuing Shareholders or Shares, if any, that are held by shareholders who are entitled to and who properly exercise dissenters' rights under the OR Business
Act) would be converted pursuant to the terms of the Merger to the right to receive the same amount of cash consideration paid for each Share in the Offer. In addition, each outstanding option to acquire Shares (other than options held by Continuing Shareholders) would be converted, in exchange for cancellation of the option, to the right to receive the amount by which the Offer Price exceeds the exercise price of the option. With respect to any options held by the Continuing Shareholders, they will have the option to (a) to receive for each Share issuable upon exercise of such option the amount by which the Offer Price exceeds the exercise price in cash in the Merger; (b) to retain the option on the same terms and conditions; or (c) to receive some cash and to retain some options, in such combination as may be determined by each of the Continuing Shareholders with respect to their options. See "Special Factors--Section 6. Conflicts of Interest" for more information on the treatment of the Continuing Shareholders' options in the Offer and the Merger. A copy of the plan of merger for the Merger is attached as Schedule B.

         Section 60.491 of the OR Business Act provides that if Purchaser owns at least 90% of the outstanding Shares, Purchaser may merge with and into Elmer's without the approval or any other action on the part of the board of directors or the shareholders of Elmer's. In order to accomplish the Merger, (i) the board of directors of Purchaser must adopt a plan of merger (which it has, conditioned upon satisfaction of the Minimum Tender Condition; see Schedule B);
(ii) Purchaser must mail a copy or summary of the plan of merger to each shareholder of Elmer's; and (iii) Purchaser must deliver articles of merger to the Secretary of State of the State of Oregon no earlier than 30 days after the date on which Purchaser mailed a copy or summary of the plan of merger to each shareholder of Elmer's. Purchaser's delivery of the Plan of Merger on Schedule B hereto is intended as the delivery required by the OR Business Act.

         THIS OFFER DOES NOT CONSTITUTE A SOLICITATION OF PROXIES OR CONSENTS.

         DISSENTERS' RIGHTS. Under applicable Oregon law, Elmer's shareholders are entitled to dissenters' rights with respect to the Merger. The following is a brief summary of the statutory procedures to be followed by a remaining shareholder in order to dissent from the Merger and perfect dissenters' rights under Section 60.551 through Section 60.594. This summary is not intended to be complete and is qualified in its entirety by reference to Section 60.551 through
Section 60.594, the text of which is set forth in Schedule A hereto. Any Elmer's shareholder considering the exercise of dissenters' rights is advised to consult legal counsel. Dissenters' rights will not be available unless and until the Merger is consummated.

         Generally, Oregon law entitles shareholders of an Oregon corporation that consummates a merger with its parent under Section 60.491 to dissent from the merger and obtain the payment of the "fair value" of such shareholders' shares if such shareholders comply with the statutory requirements.

         A holder of Shares who properly follows the procedure for exercising dissenters' rights for such holder's shares pursuant to Section 60.564 may be entitled to receive in cash the "fair value" of such shares. The "fair value" of a dissenting shareholder's shares will be the value of those shares the day before the closing date of the Merger, excluding any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable. The "fair value" could be more than, equal to or less than the market value of common stock on the date immediately before the closing date of the Merger. In the event the dissenting shareholder and

Elmer's cannot agree on the "fair value" of the dissenter's Shares, "fair value" may ultimately be determined by a court in an appraisal proceeding.

         Within 10 days after the effective date of the Merger, Elmer's (as the surviving corporation in the Merger) will send a written dissenters' notice (the "Notice of Merger") to each of the remaining holders of Shares that:

    o    States the Merger is effective pursuant to Section 60.491;

    o    States that dissenters' rights are available as a result of the Merger;

    o    Indicates where the payment demand must be sent;

    o    Indicates where and when share certificates must be deposited;

    o Informs holders of uncertificated shares to what extent transfer of the Shares will be restricted after the payment demand is received; and

    o Includes, among other things, a form of payment demand that includes the date of the first announcement to the news media or to shareholders of the terms of the Merger and requires the person asserting dissenters' rights to certify whether or not the person acquired beneficial ownership of the Shares before that date and will set the date by which Elmer's must receive the payment demand, which date may not be less than 30 or more than 60 days after the Notice of Merger is delivered.

         A beneficial shareholder may assert dissenters' rights as to Shares held on behalf of the beneficial shareholder only if:

    o The beneficial shareholder submits to Elmer's the record shareholder's written notice to dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    o The beneficial shareholder does so with respect to all Shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.

         After the closing of the Merger, or upon receipt of a payment demand, Elmer's will pay each dissenter who complied with the statute the amount that Elmer's estimates to be the fair value of the shareholder's Shares, plus accrued interest. The payment must be accompanied by, among other things:

    o Elmer's balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, and the latest available interim financial statements, if any;

    o    A statement of Elmer's estimate of the fair value of the Shares;

    o    A statement of how the interest was calculated;

    o A statement of the dissenter's right to demand payment under Section 60.587; and

    o    A copy of the dissenters' rights statutes.

         If Elmer's does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, Elmer's will return the deposited certificates and release the transfer restrictions on the uncertificated Shares.

         Regardless, with respect to Shares acquired after the date of the first announcement to the news media or to shareholders of the terms of the Merger, Elmer's may elect to withhold payment of the fair value of dissenters' Shares plus accrued interest and, in that event, Elmer's will estimate after the effective date of the Merger the fair value of the Shares, plus accrued interest, and, will offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand, and will include with the offer an explanation of how interest was calculated and a statement of the dissenter's right to demand payment under Section 60.587.

         Thereafter, a dissenter may notify Elmer's in writing of the dissenter's own estimate of the fair value of the dissenter's Shares and the amount of interest due and demand payment of the dissenter's estimate, less any payment made, or, with respect to after-acquired Shares for which Elmer's elected to withhold payment, reject Elmer's offer of the fair value determined for the Shares and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

    o The dissenter believes that the amount paid or offered is less than the fair value of the dissenter's Shares or that the interest due is incorrectly calculated;

    o Elmer's fails to make payment within 60 days after the date set for demanding payment; or

    o The Merger is not effected, and Elmer's does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         A dissenter will be deemed to have waived the right to demand payment unless the dissenter notifies Elmer's of the dissenter's demand in writing within 30 days after Elmer's makes or offers payment for the dissenter's Shares.

         If a demand for payment remains unsettled, Elmer's will commence a court proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the Shares and accrued interest. If Elmer's does not commence the proceeding within the 60-day period, it will pay each dissenter whose demand remains unsettled the amount demanded. Elmer's will make all dissenters whose demands remain unsettled, whether or not residents of the State of Oregon, parties to the proceeding as in an action against their Shares, and all parties must be served with a copy of the petition.

         Each dissenter made a party to the proceeding will be entitled to judgment for:

         o The amount, if any, by which the court finds the fair value of the Shares, plus interest, exceeds the amount paid by Elmer's; or

         o    The  fair  value,  plus  accrued  interest,   of  the  dissenter's
              after-acquired Shares for which Elmer's elected to withhold payment.

         Shareholders  should read the complete text of Section  60.551  through
Section 60.594 of the OR Business Act, which are attached as Schedule A. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.

DISSENTERS' RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO SHAREHOLDERS IF THE MERGER IS CONSUMMATED. SHAREHOLDERS WHO WILL BE ENTITLED TO DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING DISSENTERS' RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH SHAREHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. SHAREHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE DISSENTERS' RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

         Shareholders   who  are   interested  in  exercising   and   perfecting
dissenters' rights in connection with the Merger should consult with their counsel for advice as to the procedures required to be followed.

         RULE 13E-3. Because Purchaser and Continuing Shareholders are affiliates of Elmer's, the transactions contemplated herein constitute a "going private" transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Elmer's and certain information relating to the fairness of the Offer and the Merger and the consideration offered to minority shareholders unaffiliated with Purchaser and the Continuing Shareholders be filed with the SEC and disclosed to minority shareholders prior to consummation of the Merger. Purchaser and Continuing Shareholders have provided such information in this Offer to Purchase.

10.      SOURCE AND AMOUNT OF FUNDS

         The Offer is not conditioned upon any financing arrangement. The total amount of funds required by Purchaser to consummate the Offer, and expected to be incurred by Purchaser, is estimated to be approximately $6.95 million exclusive of any related transaction fees and expenses. These funds are expected to be obtained through (a) two loans from GE Capital to Purchaser for this purpose, and (b) to the extent any amounts are due or may be paid by Purchaser or the surviving corporation after the consummation of the Merger (for example, funds necessary to consummate the Merger, funds necessary to cash out outstanding options, including options held by the Continuing Shareholders and certain transaction fees and expenses), from generally available working capital of the surviving corporation in the Merger.

         The Purchaser has obtained a financing commitment from GE Capital to provide the Loans in an aggregate amount not to exceed $6.5 million, pursuant to the proposal letter from GE Capital dated October 5, 2004 (the "Proposal Letter") and the commitment letter dated December 3, 2004 (the "Commitment
Letter"), consisting of two loans, the first in the amount of $3.5 million ("Loan 1"), and the second in the amount of $3.0 million ("Loan 2" and, together with Loan 1, the "Loans").

         Prior to the Merger, the Loans will be secured by (a) the Shares owned by the Continuing Shareholders which will be contributed to Purchaser upon satisfaction or waiver of all of the conditions to the Offer, and (b) any Shares acquired in the Offer. Purchaser and, as necessary, the Continuing Shareholders, will enter into one or more Pledge Agreements to such effect. In addition, prior to the Merger and continuing until the 91st day after the closing of the Merger, the Loans will be secured by $2,000,000 in cash or cash equivalents to be provided Continuing Shareholders. Following the consummation of the Merger, the Loans will also be secured by a blanket security interest in all of the surviving corporation's assets and will be subject to cross-default and cross-collateral provisions with respect to any other loans between GE Capital and Purchaser or the surviving corporation.

         Loan 1 is a ten year term loan bearing interest per annum at a fixed rate equal to the Ten Year Treasuries Swap Rate at the time the loan is closed plus 2.99%. If the Loan 1 were made as of date of this December 3, the interest rate per annum would be 7.68%. Loan 1 may be prepaid at any time with a 1% penalty; provided, however, prepayment may require an additional payment of a premium to offset any breakage costs incurred by GE Capital as a result of the prepayment.

         Loan 2 is a ten year term loan bearing interest per annum at a variable rate equal to the 90 day London Intra Bank Overnight Rate ("LIBOR") plus 3.55%. However, Purchaser has the option to convert Loan 2 to a fixed interest rate loan with the interest rate equal to the Five Year Swap Rate plus 3.24% at any time after the 7 months following the closing of the loan and between the end of the 24th month following the closing of the loan. Loan 2 may be prepaid in its entirety at any time without premium or penalty. In addition, Purchaser or the surviving corporation may prepare up to 20% of the original loan balance (for either or both such loans) for every 12-month period on the anniversary of the loan closing date with no prepayment fees and such prepayments may be made up to three times during the term of the loan. GE Capital requires the payment of a $250 processing fee for each prepayment. Any prepayment will not reduce the original loan principal payment, but the term of the loan will be reduced.

         Following the Merger, the surviving corporation will be subject to certain financial covenants, the most significant of which are described below.

    o Corporate Fixed Charge Coverage Ratio. The surviving corporation in the Merger must maintain a "Corporate Fixed Charge Coverage Ratio" (as defined below) equal to or greater than 1.25:1 as measured for each fiscal year. "Corporate Fixed Charge Coverage Ratio" means the ratio of: (a) the sum of net income, depreciation and amortization,





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         interest  expense,  income taxes and operating  lease expense,  plus or minus other non-cash  adjustments or non-recurring items (as allowed by
         GE  Capital),   minus  increases  in  officer  or   shareholders   loan
         receivables,   minus   dividends   or   distributions   in   excess  of
         shareholder's estimated pass-through tax liabilities (in the event borrower is treated as an S corporation for federal tax purposes) not otherwise expensed on the applicable income statement(s) to, (b) the sum of operating lease expense, principal payments on long term debt, maturities of all capital leases and interest expense (excluding non-cash interest expense and amortization of non-cash financing expenses). If the surviving corporation is an S corporation, income taxes will by paid by the Continuing Shareholders with proceeds resulting from the surviving corporation's dividend distributions to the Continuing Shareholders. For purposes of calculating income taxes in a given year during the loan term, GE Capital will include amounts equal to the pass-through tax liability of each of the Continuing Shareholders.

    o Funded Debt to EBITDA. As measured for Purchaser and/or the surviving corporation on the last day of each fiscal year, the ratio of Funded Debt to EBITDA shall be equal to or less than 4.75:1. For purposes of this financial covenant, (a) "Funded Debt" means all term debt, and (b) "EBITDA" means net income, plus interest expense, plus income taxes, plus depreciation and amortization expense plus or minus other non-cash adjustments or non-recurring items (as allowed by GE Capital), less increases in officer or shareholder loans receivable, less dividends or distributions in excess of the estimated pass-through tax liability of each of the Continuing Shareholders (in the event borrower is treated as an S corporation for federal tax purposes) not otherwise expensed on the applicable income statement(s).

         Purchaser will pay a fee of $30,000 to GE Capital for the Loans.

         Purchaser intends to repay any amounts borrowed from GE Capital through the generally available corporate funds of the surviving corporation after the consummation of the Merger.

         There are various conditions precedent to the obligation of GE Capital to make the Loans, including the preparation, execution and delivery of mutually acceptable loan documentation, receipt of a business valuation opinion of the going concern enterprise value of the surviving corporation following the consummation of the Offer and the Merger, receipt of the Analysis (and a bring down comfort letter dated within three weeks prior to the consummation of the Offer and the Merger), satisfaction of various financial due diligence items, indemnity agreements from the Continuing Shareholders, absence of material adverse change in the financial condition, operating status and general business affairs of Purchaser or the Company, absence of litigation or other proceeding pending or threatened that may adversely affect the financial condition, operations or affairs of Purchaser or the Company and absence of any event that would be a default under the Loans. Accordingly, there is a possibility that Purchaser will not be able to borrow funds under the Loans if any of the various conditions set forth in the Proposal Letter and the Commitment Letter are not met. Although Purchaser and the Continuing Shareholders currently have no alternative financing plans in place should the Loans from GE Capital be unavailable, Purchaser and the Continuing Shareholders believe they could obtain replacement financing on commercially reasonable terms.

         The foregoing summary of the Loans does not purport to be complete and is qualified in its entirety by reference to the Proposal Letter and the Commitment Letter, which are filed as exhibits to Schedule TO and which are incorporated herein by reference, and any further documents or instruments that Purchaser may enter into in connection with the Loans.

         Because (i) the only consideration in the Offer and the Merger is cash,
(ii) the Offer is to purchase all outstanding Shares, and (iii) there is an absence of a financing condition, Purchaser and the Continuing Shareholders believe the financial condition of Purchaser is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

11.      CERTAIN CONDITIONS OF THE OFFER

         Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for any validly tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer), and may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if (i) at the expiration of the Offering Period, the Minimum Tender Condition and the Majority of the Minority Condition have not been satisfied; or (ii) at or prior to the time of the expiration of the Offer, any of the following events shall have occurred (other than as a direct or indirect result of any action or inaction by Purchaser or the Continuing Shareholders):

  o Any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding, investigation or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, that would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger, or that would reasonably be expected to, directly or indirectly:

         o    Make illegal or otherwise prohibit consummation of the Offer;

         o Prohibit or materially limit the ownership or operation by Purchaser of all or any material portion of the business or assets of Elmer's;

         o Impose material limitations on the ability of Purchaser to effect the Merger or to effectively acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired by Purchaser pursuant to the Offer on all matters properly presented to Elmer's shareholders; or

         o Require divestiture by Purchaser or the Continuing Shareholders of any Shares;

  o Any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Offer or the Merger,




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
         which would restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Offer or the Merger; or that would reasonably be expected to result in any of the consequences referred to above;

    o Any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that has a materially adverse effect on the business, properties, assets, liabilities, capitalization, shareholders' equity, financial condition, operations, results of operations or prospects of Elmer's;

    o There shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a change in general financial, bank or capital market conditions which materially and adversely affects the ability of financial institutions in the United States to extend credit or syndicate loans; (vi) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

    o Any tender or exchange offer with respect to some or all of the outstanding Shares of Elmer's (other than the Offer), or a merger, acquisition or other business combination proposal for Elmer's (other than the Offer and the Merger), shall have been proposed, announced or made by any person, entity or group;

    o    There  shall  have  occurred  or  be  in  existence  any  other  event, circumstance or condition, that, in the reasonable judgment of Purchaser, would prevent Purchaser from effecting the Merger following the completion of the Offer; or

    o Any event that, in the reasonable judgment of Purchaser with respect to each and every matter referred to above, shall make it inadvisable to proceed with the Offer or with the Merger.

         The foregoing conditions are for the sole benefit of Purchaser and the Continuing Shareholders and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions or may be waived by Purchaser in its reasonable discretion, in whole or in part at any time and from time to time prior to the expiration of the Offer. Any reasonable determination by Purchaser with respect to any of the foregoing conditions (including without limitation, the satisfaction of such conditions) shall be final and binding on all parties. The failure by Purchaser at any time prior to the expiration of the Offer Period to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration of the Offer

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
Period. NOTWITHSTANDING THE FOREGOING, PURCHASER SHALL NOT PURCHASE SHARES IN THE OFFER UNLESS THE MAJORITY OF THE MINORITY CONDITION AND THE MINIMUM TENDER CONDITION ARE SATISFIED; PROVIDED, HOWEVER, THAT PURCHASER MAY, IN ITS SOLE DISCRETION, WAIVE THE MINIMUM TENDER CONDITION. IN NO EVENT SHALL PURCHASER WAIVE THE MAJORITY OF THE MINORITY CONDITION.

         Notwithstanding the fact that Purchaser and the Continuing Shareholders reserve the right to assert the occurrence of a condition following acceptance of properly tendered Shares for payment but prior to payment for such Shares, Purchaser will either promptly pay for such Shares or promptly return such Shares. A public announcement will be made of a material change in, or waiver of, such conditions, and the Offer may, in certain circumstances, be extended in connection with any such change or waiver. All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period.

12.      DIVIDENDS AND DISTRIBUTIONS

         If, on or after the date hereof, the Company should (i) split, combine or otherwise change the shares of Elmer's or its capitalization, (ii) acquire currently outstanding shares or otherwise cause a reduction in the number of outstanding shares or (iii) issue or sell additional shares of the Company, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than shares of the Company issued pursuant to the exercise of stock options outstanding as of the date hereof, then, subject to the provisions of "The Offer--Section 11. Certain Conditions of the Offer," Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the Offer Price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

         Historically, the Company has not paid any cash dividends on the Shares and there is no present intention to do so. In the unlikely event that, on or after the date hereof, the Company should declare or pay any cash dividend on the shares or other distribution on the Shares, or issue with respect to the Shares any additional shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to shareholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the Company's stock transfer records, then, subject to the provisions discussed under "The Offer--Section 11. Certain Conditions of the Offer," (i) the Offer Price and other terms of the Offer may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution, and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering shareholders will (a) be received and held by the tendering shareholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering shareholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such non-cash dividend,






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
distribution, issuance or proceeds and may withhold the entire Offer Price or deduct from the Offer Price the amount or value thereof, as determined by Purchaser in its sole discretion.

13.      CERTAIN LEGAL MATTERS

         GENERAL. Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to the Company, Purchaser and the Continuing Shareholders are not aware of any license or other regulatory permit that appears to be material to the business of the Company and that might be adversely affected by the acquisition of Shares by Purchaser as contemplated herein or of any filing, approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. While Purchaser does not intend to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any action or the receipt of any such approval, there can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which could cause Purchaser to elect to terminate the Offer without the purchase of the Shares thereunder. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed herein. See "The Offer--Section 11. Certain Conditions of the Offer."

         ANTITRUST COMPLIANCE. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting period requirements have been satisfied. However, the Offer is not a reportable transaction under the HSR Act because, as a result of the transaction, no individual acquiring person will hold voting securities and/or assets of the person acquired with a value in excess of $50 million. In addition, Purchaser currently owns directly or beneficially more than 50% of the outstanding voting securities of the Company. Under the HSR Act reporting regulations, this level of ownership means that Purchaser is in "control" of the Company for purposes of the regulations and believes no HSR Act filing is required in connection with the Offer and the Merger.

         STATE  TAKEOVER  LAWS--OREGON.  The Oregon  Control Share Act,  Section
60.801 through Section 60.816 of the OR Business Act (the "Control Share Act"), regulates the process by which a person may acquire control of certain Oregon-based corporations without the consent and cooperation of the board of directors. The Control Share Act restricts a shareholder's ability to vote shares of stock acquired in certain transactions not approved by the board that cause the acquiring person to gain control of a voting position exceeding one-fifth, one-third, or one-half of the votes entitled to be cast in an election of directors. Shares acquired in a control share acquisition have no voting rights except as authorized by a vote of the shareholders. A corporation may opt out of the Control Share Act by provision in the corporation's articles of incorporation or bylaws. The Offer and the Merger (including the formation of Purchaser and



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
the group of the Continuing Shareholders) constitute a control share acquisition under the Control Share Act, which means the Shares held by Purchaser and the Continuing Shareholders would be non-voting Shares in the absence of actions by the shareholders or the board of directors to restore voting rights. However, if the Minimum Tender Condition is satisfied, the Offer and the Merger can be consummated notwithstanding the applicability of the Control Share Act because the Merger does not require a vote of the shareholders. In the event the Majority of Minority Condition is satisfied, but the Minimum Tender Condition is not (and Purchaser elects to waive the Minimum Tender Condition and proceed with the Offer), the Continuing Shareholders may ask the Company to opt-out of the Control Share Act for purposes of proceeding with the Offer, which would allow the Continuing Shareholders to pursue a long-form merger.

         Except under certain circumstances, the OR Business Act also prohibits a "business combination" between a corporation and an "interested shareholder" (as defined in OR Business Act) within three years of the shareholder becoming an "interested shareholder." Generally, an "interested shareholder" is a person or group that directly or indirectly controls, or has the right to acquire or control, the voting or disposition of 15% or more of the outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. A "business combination" is defined broadly to include, among others (i) mergers and sales or other dispositions of 10% or more of the assets of a corporation with or to an interested shareholder, (ii) certain transactions resulting in the issuance or transfer to the interested shareholder of any stock of the corporation or its subsidiaries, (iii) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by the interested shareholder, and (iv) receipt by the interested shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges, or other financial benefits.

         A business combination between a corporation and an interested shareholder is prohibited unless (i) prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested shareholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested shareholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction is commenced (excluding shares owned by persons who are both directors and officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding voting stock not owned by the interested shareholder.

         These restrictions placed on interested shareholders by the OR Business Act do not apply under certain circumstances, including, but not limited to, the following: (i) if the corporation's original articles of incorporation or certificate of incorporation contains a provision expressly electing not to be governed by the applicable section of the OR Business Act; or (ii) if the corporation, by action of its shareholders, adopts an amendment to its bylaws, articles of incorporation or certificate of incorporation expressly electing not to be governed by the applicable section of the OR Business Act, provided that such an amendment is approved by the affirmative vote of not less than a majority of the outstanding shares entitled to vote. Such an amendment, however, generally will not be effective until 12 months after its adoption and will not apply to any business combination with a person who became an interested shareholder at or prior to such adoption. In addition, the restrictions are not applicable to certain business combinations proposed between the announcement and the consummation or abandonment of certain transactions, including mergers and tender offers. The Company has not elected to take itself outside of the coverage of the applicable sections of the OR Business Act. However, on October 25, 2004, the Company's board of directors approved the Continuing Shareholder's formation of Purchaser for purposes of making the Offer, the transaction in which Purchaser became an interested shareholder. As a result of such approval, the business combination restrictions under the OR Business Act do not apply to the Offer and the Merger.

         OTHER STATE TAKEOVER LAWS. In addition to Oregon's takeover laws, a number of other states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, shareholders, principal executive offices or principal places of business therein. In Edgar v. Mite Corporation, the Supreme Court of the United States held in 1982 that the Illinois Business Takeover Statute, which made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and was therefore unconstitutional. In 1987, however, in CTS Corporation v. Dynamics Corporation of America, the Supreme Court held that as a matter of corporate law, and in particular, those laws concerning corporate governance, a state may constitutionally disqualify an acquirer of "Control Shares" (ones representing ownership in excess of certain voting power thresholds, e.g., 20%, 33% or 50%) of a corporation incorporated in its state and meeting certain other jurisdictional requirements from exercising voting power with respect to those shares without the approval of a majority of the disinterested shareholders. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma, because they would subject those corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Delaware ruled that four Delaware takeover statutes were unconstitutional as applied to corporations incorporated outside Delaware. This decision was affirmed by the United State Court of Appeals for the Sixth Circuit. In December 1988, a federal district court in Florida held, in Grand Metropolitan Plc v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

         Purchaser does not believe that any other state takeover statute applies to the Offer. However, Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the




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Merger. In such case,  Purchaser may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer. See "The Offer--Section 11. Certain Conditions of the Offer."

         MARGIN REGULATIONS. Regulations G, T, U and X (the "Margin Regulations") promulgated by the Board of Governors of the Federal Reserve Board (the "Federal Reserve Board") place restrictions on the amount of credit that may be extended for the purpose of purchasing margin stock (including the Shares) if such credit is secured directly or indirectly by margin stock. Purchaser is funding the acquisition of the Shares in the Offer and the Merger from funds loaned to it by GE Capital on those terms described in "The Offer--Section 10. Source and Amount of Funds." The loans from GE Capital will be secured by, among other things, a pledge of Shares contributed to Purchaser by the Continuing Shareholders. Purchaser believes the loans from GE Capital will be made in compliance with the Margin Regulations, in particular with Regulation U, which provides that no lender shall extend any credit for purchasing any margin securities, secured directly or indirectly by margin stock, that exceeds the maximum loan value of the collateral securing the loan. The maximum loan value of margin stock is 50% of its current market value.

         PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. In connection with the Offer and the Merger, none of the Company, Purchaser or the Continuing
Shareholders has granted to unaffiliated security holders access to their corporate files or arranged for counsel or appraisal services at the expense of the Company, Purchaser or the Continuing Shareholders.

14.      CERTAIN EFFECTS OF THE OFFER AND THE MERGER

         PARTICIPATION IN FUTURE GROWTH. If the Offer and the Merger are consummated, you will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have the right to vote on corporate matters relating to the Company. If the Offer and the Merger are completed, the Continuing Shareholders, who will own 100% of the Company's common stock, will own a 100% interest in the net book value and net earnings of the Company and will benefit from any future increase in the value of the Company. Similarly, the Continuing Shareholders will bear the risk of any decrease in the value of the Company and you will not face the risk of a decline in the value of the Company.

         LISTING. The Company's common stock is currently quoted on the Nasdaq SmallCap Market. If the Offer and Merger are consummated, the Company's common stock will be de-listed from the Nasdaq SmallCap Market. If the Minimum Tender Condition is not satisfied and Purchaser elects to waive such condition and purchases Shares pursuant to the Offer, the Company may be delisted from the Nasdaq SmallCap Market if it fails to satisfy various listing requirements.

         MARGIN REGULATIONS. The Company's common stock presently constitutes "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. However, upon delisting on the Nasdaq SmallCap Market, the Company's common stock will no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and the Shares would be ineligible as collateral for margin loans made by brokers.

         EXCHANGE ACT REGISTRATION. The Company's common stock is currently registered under the Exchange Act. The Company, upon application to the SEC, may terminate such registration if the outstanding shares of the Company's common stock are not listed on a national securities exchange and if there are fewer than 300 holders of record of shares of the Company common stock. As a result of termination of registration of the shares of the Company's common stock under the Exchange Act, the Company would no longer be obligated to file reports with the SEC under the Exchange Act. Such termination of registration would reduce the information required to be furnished by the Company to its shareholders. The Continuing Shareholders intend to seek to cause the Company to apply for termination of registration of the Elmer's common stock as soon as possible after completion of the Offer and the Merger. If the Minimum Tender Condition is not satisfied and Purchaser elects to waive such condition and purchases Shares pursuant to the Offer, the Company may elect to apply for termination of registration of the Elmer's common stock if there are fewer than 300 holders of record of shares of the Company common stock.

         OREGON LOTTERY REQUIREMENTS. The Company is currently party to a license agreement with the Oregon Lottery Commission and subject to various Oregon laws and regulations pertaining to the Oregon Lottery that allows the Company to offer Oregon Lottery games (such a video poker) to its customers. These laws and regulations require, among other things, that key participants (including shareholders) in an entity providing Oregon Lottery games (such as video poker) satisfy certain criminal background and financial criteria (the "Licensure Requirements"). However, shareholders owning less than 5% of public companies are exempt from the Licensure Requirements. If the Company is de-listed from the Nasdaq SmallCap Market or de-registered from the reporting requirements of the Exchange Act, the Company and all of its shareholders will be subject the Licensure Requirements. Failure to satisfy the Licensure Requirements will result in termination of the Company's license with the Oregon Lottery Commission and the Company will not be eligible to offer Oregon Lottery games (such as video poker) to its customers.

15.      FEES AND EXPENSES

         Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

         In connection with the Offer, Purchaser and the Company (on behalf of the Surviving Company) have retained OTR, Inc. ("OTR") as the Depositary and the Information Agent. Purchaser or the surviving company after the Merger will pay OTR reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses, and Purchaser will indemnify OTR certain liabilities and expenses in connection with the Offer, including liabilities under the federal securities laws. OTR, as Information Agent, may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners of Shares. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

         Pursuant to the Engagement Letter, Purchaser agreed Veber Partners would be paid a fee for its services to Purchaser in the amount of $70,000 payable as follows: (a) $25,000 upon engagement, (b) $20,000 upon Veber Partners delivery to Purchaser of an oral opinion, and (c) $25,000 upon the purchase of any Shares in the Offer. In addition, Purchaser has agreed to reimburse Veber Partners for reasonable out-of-pocket expenses incurred in connection its performance of services pursuant to the Engagement Letter. Purchaser has also agreed to indemnify Veber Partners and its affiliates, managers, members, officers, agents and each person, if any, controlling Veber Partners or any of its affiliates against certain liabilities under the federal securities laws, arising out of Veber Partners' engagement.

         The following is an estimate of fees and expenses to be incurred by the Company in connection with the Offer and Merger:

         Legal Fees, Printing and Miscellaneous                        $21,000
                  Total                                                $21,000

         The following is an estimate of the fees and expenses to be incurred by Purchaser (or the surviving corporation in the Merger) and the Continuing Shareholders in connection with the Offer and Merger:

         TYPE OF FEE                                                 AMOUNT
         ------------------------------------------------------- ---------------
         Filing Fees                                                     $1,500
         Advisor's Fees and Expenses                                    $75,000
         Depositary and Information Agent Fees                           $5,000
         Legal, Printing and Miscellaneous Fees and Expenses           $250,000
                                                                 ---------------
         Total                                                         $331,500

16.      MISCELLANEOUS

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser may, however, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction. Neither Purchaser nor the Continuing Shareholders are aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

         Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Tender Offer Statement includes within it the information required by the SEC's Statement on Schedule 13e-3 relating to "going private" transactions. Such Tender Offer Statement and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C. in the manner set forth in "The Offer--Section 7. Certain Information Concerning the Company."

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER OR THE CONTINUING SHAREHOLDERS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Dated: December 20, 2004

                                        ERI Acquisition Corp.

                                        By: /s/ BRUCE N. DAVIS
                                           -------------------------------------
                                               Bruce N. Davis, President

                                   SCHEDULE A

EXCERPTS FROM THE OREGON BUSINESS CORPORATION ACT RELATING TO THE DISSENTERS' RIGHTS OF SHAREHOLDERS PURSUANT TO SECTIONS 60.541 TO 60.594, AS AMENDED:

                               DISSENTERS' RIGHTS

                (RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES)

60.551 DEFINITIONS FOR 60.551 TO 60.594. As used in Section 60.551 to 60.594:

         (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Section 60.554 and who exercises that right when and in the manner required by Section 60.561 to 60.587.

         (4) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

         (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

         (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (7) "Shareholder" means the record shareholder or the beneficial shareholder. [1987 c.52 s.124; 1989 c.1040 s.30]

60.554 RIGHT TO DISSENT. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate acts:

                  (a) Completion of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by Section
         60.487 or the articles of
         incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under
         Section 60.491;

                  (b) Completion of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

                  (c) Completion of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

                  (d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

                           (A) Alters or  abolishes  a  preemptive  right of the
                  holder of the shares to acquire shares or other securities; or

                           (B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 60.141;

                  (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the Board of Directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

                  (f) Conversion to a noncorporate  business  entity pursuant to
         Section 60.472.

         (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under Section 60.551 to 60.594 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

         (3) Dissenters' rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the date a copy or summary of the plan of merger is mailed to shareholders under Section 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 s.125; 1989 c.1040 s.31; 1993 c.403 s.9; 1999 c.362 s.15]

60.557 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

         (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

                  (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

                  (b) The beneficial shareholder does so with respect to all shares of which the shareholder is the beneficial shareholder or over which the shareholder has power to direct the vote.
         [1987 c.52 s.126]

                       (PROCEDURE FOR EXERCISE OF RIGHTS)

60.561 NOTICE OF DISSENTERS' RIGHTS. (1) If proposed corporate action creating dissenters' rights under Section 60.554 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under Section 60.551 to 60.594 and be accompanied by a copy of Section 60.551 to 60.594.

         (2) If corporate  action  creating  dissenters'  rights  under  Section
60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send the shareholders entitled to assert dissenters' rights the dissenters notice described in Section 60.567. [1987 c.52 s.127]

60.564 NOTICE OF INTENT TO DEMAND PAYMENT. (1) If proposed corporate action creating dissenters' rights under Section 60.554 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated and shall not vote the shares in favor of the proposed action.

         (2) A shareholder  who does not satisfy the  requirements of subsection
(1) of this section is not entitled to payment for the shareholder's shares under this chapter. [1987 c.52 s.128]

60.567 DISSENTERS' NOTICE. (1) If proposed corporate action creating dissenters' rights under Section 60.554 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Section 60.564.

         (2) The dissenters' notice shall be sent no later than 10 days after the corporate action was taken, and shall:

                  (a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

                  (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

                  (c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

                  (d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

                  (e) Be accompanied by a copy of Section 60.551 to 60.594. [1987 c.52 s.129]

60.571 DUTY TO DEMAND PAYMENT. (1) A shareholder sent a dissenters' notice described in Section 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to Section 60.567 (2)(c), and deposit the shareholder's certificates in accordance with the terms of the notice.

         (2) The shareholder who demands payment and deposits the shareholder's shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

         (3) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter. [1987 c.52 s.130]

60.574 SHARE RESTRICTIONS. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under
Section 60.581.

         (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 s.131]

60.577 PAYMENT. (1) Except as provided in Section 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with Section 60.571, the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

         (2) The payment must be accompanied by:

                  (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

                  (b) A statement of the corporation's estimate of the fair value of the shares;

                  (c) An explanation of how the interest was calculated;

                  (d) A statement of the dissenter's right to demand payment under Section 60.587; and

                  (e)      A copy of Section 60.551 to 60.594. [1987 c.52 s.132;
         1987 c.579 s.4]

60.581 FAILURE TO TAKE ACTION. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

         (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Section 60.567 and repeat the payment demand procedure. [1987 c.52 s.133]

60.584 AFTER-ACQUIRED SHARES. (1) A corporation may elect to withhold payment required by Section 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

         (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter's right to demand payment under
Section 60.587. [1987 c.52 s.134]

60.587 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under Section
60.577 or reject the corporation's offer under Section 60.584 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

                  (a) The dissenter  believes that the amount paid under Section
         60.577 or offered under Section 60.584 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

                  (b) The corporation fails to make payment under Section 60.577 within 60 days after the date set for demanding payment; or

                  (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

         (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter's shares. [1987 c.52 s.135]

                         (JUDICIAL APPRAISAL OF SHARES)

60.591 COURT ACTION. (1) If a demand for payment under Section 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under Section 60.587 and petition the court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

         (2) The corporation shall commence the proceeding in the circuit court of the county where a corporation's principal office is located, or if the principal office is not in this state, where the corporation's registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

         (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

         (4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

         (5) Each dissenter made a party to the proceeding is entitled to judgment for:

                  (a) The amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

                  (b) The fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under Section 60.584. [1987 c.52 s.136]

60.594 COURT COSTS AND COUNSEL FEES. (1) The court in an appraisal proceeding commenced under Section 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under
Section 60.587.

         (2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

                  (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Section 60.561 to 60.587; or

                  (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

         (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 s.137]

                                   SCHEDULE B

                                 PLAN OF MERGER
(Short-Form Merger--Conditioned on Satisfaction of the Minimum Tender Condition)


                                 PLAN OF MERGER

         THIS PLAN OF MERGER (this "Plan") has been adopted at the direction of ERI ACQUISITION CORP., an Oregon corporation ("Parent"), to be effective as of __________ __, 2005, to authorize the merger between Parent and ELMER'S RESTAURANTS, INC., an Oregon corporation (the "Company"). The Company and Parent are sometimes collectively referred to in this Plan as the "Constituent Corporations."

                                    RECITALS:
                                   ----------

         A. The Company is a corporation organized and existing under the laws of the State of Oregon and its only class of issued and outstanding securities is common stock.

         B. Parent is a corporation organized and existing under the laws of the State of Oregon.

         C. Bruce N. Davis, William W. Service, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams, Donald W. Woolley, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (each, a "Continuing Shareholder" and collectively, the "Continuing Shareholders") formed Parent for the purpose of acquiring in a tender offer all of the shares of the Company's common stock that they did not already own (the "Tender Offer") and contributed such Continuing Shareholder's shares of Company common stock to Parent in exchange for Parent's common stock, no par value, pursuant to that certain Exchange Agreement by and amongst the Parent and the Continuing Shareholders dated December 20, 2004 (the "Exchange Agreement").

         D. As a result of the Tender Offer and Exchange Agreement, Parent owns ninety percent (90%) or more of Company's issued and outstanding common stock.

         E. The board of directors of Parent deems it advisable and in the best interest of the Company and its shareholders to merge Parent with and into the Company (the "Merger") as authorized by the laws of the State of Oregon, pursuant to the terms and conditions of this Plan.

         F. Parent desires to effect the Merger in accordance with ORS 60.491, pursuant to which the Parent is entitled to merge with Company in a "short-form" merger without the approval of the board of directors or shareholders of the Company, upon the terms and subject to the conditions set forth in this Plan.

                              TERMS AND CONDITIONS:
                              ---------------------

         In consideration of the premises and the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I

                 CONSTITUENT CORPORATIONS; MERGER; EFFECTIVENESS
                 -----------------------------------------------

         1.1 MERGER. Upon the terms and subject to the conditions of this Plan, at the Effective Time (as defined below) in accordance with ORS 60.491 and other applicable provisions of the Oregon Business Corporation Act (the "Act"), Parent shall be merged with and into the Company. The separate corporate existence of Parent shall cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation").

         1.2 EFFECTIVE TIME. The effective time of the Merger shall be 12:01 a.m. on the date upon which Articles of Merger are duly filed with, and accepted for filing by, the Secretary of State of the State of Oregon (the "Effective Time").

                                   ARTICLE II

                       TERMS AND CONDITIONS OF THE MERGER
                       ----------------------------------

         2.1  NAME  OF  SURVIVING   CORPORATION.   The  name  of  the  Surviving
Corporation shall be Elmer's Restaurants, Inc.

         2.2 ARTICLES AND BYLAWS. The Articles of Incorporation and the Bylaws of Parent in effect immediately prior to the Effective Time shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation from and after the Effective Time until amended thereafter as provided therein or by law.

         2.3 DIRECTORS AND OFFICERS. The directors and officers of Parent immediately prior to the Effective Time shall be the directors and the officers of the Surviving Corporation from and after the Effective Time until expiration of their current terms as such, or prior resignation, removal or death, subject to the Articles of Incorporation and the Bylaws of the Surviving Corporation.

         2.4 EFFECT OF THE MERGER. From and after the Effective Time, all in the manner and with the effect set forth in ORS 60.497: (i) the Company shall possess all the properties and assets, and all the rights, privileges, powers, immunities and franchises, of whatever nature and description, and shall be subject to all restrictions, obligations, duties and liabilities of each of the Constituent Corporations; (ii) all such things shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; (iii) the title to all real estate and other property, or any interest therein, vested by deed or otherwise in either of the Constituent Corporations, shall be vested in the Surviving Corporation without reversion or impairment; and (iv) any claim existing or action or proceeding, whether civil, criminal or administrative, pending by or against either Constituent Corporation, may be prosecuted to judgment or decree as if the Merger has not taken place, and the Surviving Corporation may be substituted in any such action or proceeding.

                                   ARTICLE III

           MANNER AND BASIS OF CONVERTING THE COMPANY'S CAPITAL STOCK
           ----------------------------------------------------------
                          AND OTHER OWNERSHIP INTERESTS
                          -----------------------------

         3.1 CONVERSION. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof:

                           (a) Company's Capital Stock.

                                    (1) Each share of the Company's common stock
         issued and outstanding immediately prior to the Effective Time (other than shares ("Dissenting Shares") as to which a dissenting shareholder has taken the actions required by ORS 60.551-60.594 relating to dissenters' rights) shall be (i) canceled and extinguished without consideration, if such Shares are held by Parent, or (ii) canceled and extinguished and shall be converted automatically into the right to receive $7.50 per share in cash (the "Merger Consideration") if such shares are held by any shareholder other than Parent. No interest shall accrue on the Merger Consideration;

                                    (2)  If  held  by  a  person  other  than  a
         Continuing Shareholder, each option to purchase shares of the Company's common stock outstanding immediately prior to the Effective Time shall be canceled and extinguished and shall be converted automatically into the right to receive in cash an amount equal to the difference between $7.50 and the exercise price for each share issuable upon exercise of such option; and

                                    (3) If  held  by a  Continuing  Shareholder,
         each option to purchase shares of the Company's common stock outstanding immediately prior to the Effective Time shall, in accordance with the written election of such Continuing Shareholder that is delivered to Parent at least three (3) days prior to the Effective Time, either (i) be canceled and extinguished and shall be converted automatically into the right to receive in cash an amount equal to the difference between $7.50 and the exercise price for each share issuable upon exercise of such option, or (ii) remain outstanding and constitute an option to purchase, on the same terms and subject to the same conditions, shares of the Surviving Corporation's common stock (all such options, collectively, the "Continuing Options"). Each Continuing Shareholder may elect to receive cash for an option or to retain such options in any proportion so long as no fractional shares would result from such election. The Surviving Corporation shall reserve a sufficient number of shares of common stock to permit the valid exercise of the Continuing Options, and shall issue such common stock upon the exercise therefor on the terms thereof.

                           (b) Parent's Capital Stock.

                                    (1)  All  shares  of  the   authorized   but
         unissued shares of Parent's common stock immediately prior to the Effective Time shall be canceled and extinguished; and

                                    (2) Each  share  of  Parent's  common  stock
         issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished and each holder of such share shall be automatically convert into one share of the Surviving Corporation's common stock in exchange.

                  3.2 DISSENTERS' RIGHTS. Each of the Dissenting Shares will be treated in accordance with the provisions of ORS 60.551-60.594 relating to dissenters' rights.

                  3.3 CERTIFICATES. Except with respect to the certificates of holders of Company common stock who are not Continuing Shareholders ("Non-Continuing Shareholders") and Dissenting Shares, each certificate that, before the Effective Date, represented Company common stock, from and after the Effective Date shall represent shares of common stock of Surviving Corporation (the "New Shares"). Except with respect to Dissenting Shares, the certificate(s) of each Non-Continuing Shareholder from and after the Effective Date shall solely represent a right to receive the Merger Consideration by the holder of record for such certificate as of the Effective Date. Each Continuing Shareholder shall be entitled to receive, after surrender to Surviving Corporation of one or more certificates representing Company common stock for cancellation (plus any other documentation required by Surviving Corporation), certificates representing the number of New Shares that such shareholder is entitled to receive pursuant to Section 3.1(b)(2) hereof. The certificates representing the New Shares shall be delivered to the Continuing Shareholders at the address indicated at time of surrender. The New Shares that each such shareholder shall be entitled to receive pursuant to the Merger shall be deemed to have been issued at the Effective Date. Notwithstanding the foregoing, neither Surviving Corporation nor any other party hereto shall be liable to a holder of shares of Company common stock for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat and similar laws. In the event that any certificates representing shares of Company common stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the shareholder claiming such certificate to be lost, stolen or destroyed, Surviving Corporation shall cause to be issued in exchange for such lost, stolen or destroyed certificate the New Shares that such shareholder is entitled to receive pursuant to Section 3.1(b)(2); provided, however, that Surviving Corporation may in its discretion and as a condition precedent to the issuance thereof, require such shareholder to provide Surviving Corporation with an indemnity agreement without bond against any claim that may be made against Surviving Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                  3.4 NO FRACTIONAL SHARES. No certificates or scrip representing fractional shares of New Shares shall be issued in the Merger, and no dividend, stock split or other distribution with respect to New Shares shall relate to any such fractional interest, and any such fractional interests shall not entitle the owner thereof to vote or to any rights of a security holder. In lieu thereof, Surviving Corporation shall pay to the Continuing

         Shareholder who would otherwise be entitled to a fraction of a share of New Shares, as soon as practicable after the Effective Date, an amount in cash equal to such fraction multiplied by the Merger Consideration.

                                   ARTICLE IV

                     IMPLEMENTATION; TERMINATION; AMENDMENT
                     --------------------------------------

         4.1 IMPLEMENTATION. Each of the Constituent Corporations shall take, or cause to be taken, all action or do, or cause to be done, all things necessary, proper or advisable under the laws of the State of Oregon to consummate and make effective the Merger.

         4.2 TERMINATION. This Plan may be terminated for any reason at any time before the filing of the Articles of Merger with the Secretary of State of the State of Oregon by resolution of the board of directors of the Parent. If the Plan is terminated, there shall be no liability on the part of either of the Constituent Corporations, their respective boards of directors, officers, or shareholders.

         4.3 AMENDMENT. This Plan may, to the extent permitted by law, be amended, supplemented or interpreted at any time by action taken by the board of directors of Parent.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of Elmer's or his, her or its broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:

                                    OTR, Inc.

                   BY MAIL: BY OVERNIGHT DELIVERY: OR BY HAND:

                                    OTR, Inc.
                               Attn.: Robert Roach
                           1000 SW Broadway, Suite 920
                               Portland, OR 97205
                            Telephone: (503) 225-0375

                        FOR NOTICE OF GUARANTEED DELIVERY
                           BY FACSIMILE TRANSMISSION:
                                 (503) 273-9168


                     TO CONFIRM FACSIMILE TRANSMISSION ONLY:
                                 (503) 273-9168

                            FOR TELEPHONE ASSISTANCE:
                                 (503) 225-0375

         Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                                    OTR, Inc.
                               Attn: Robert Roach
                           1000 SW Broadway, Suite 920
                               Portland, OR 97205
                            Telephone: (503) 225-0375

                                                              EXHIBIT (a)(1)(ii)

                              LETTER OF TRANSMITTAL

                        To Tender Shares of Common Stock
                             No Par Value Per Share

                                       of

                            ELMER'S RESTAURANTS, INC.


                                       by

                              ERI ACQUISITION CORP.

                        Pursuant to the Offer to Purchase
                             Dated December 20, 2004

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005, UNLESS THE OFFER IS EXTENDED.

                        The Depositary for the Offer is:

                                    OTR, INC.

                   By Mail, By Overnight Courier, or By Hand:
                                    OTR, Inc.
                           1000 SW Broadway, Suite 920
                             Portland, Oregon 97205
                               Attn.: Robert Roach
                            Telephone (503) 225-0375

                        FOR NOTICE OF GUARANTEED DELIVERY
                    BY FACSIMILE TRANSMISSION: (503) 273-9168


             TO CONFIRM FACSIMILE TRANSIMISSION ONLY: (503) 273-9168


                            FOR TELEPHONE ASSISTANCE:
                                 (503) 225-0375

         Delivery of this Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and complete the substitute Form W-9 set forth below.

         The instructions contained within the Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Questions and requests for assistance may be directed to the Information Agent as set forth on the back cover.

                         DESCRIPTION OF SHARES TENDERED
--------------------------------------------------------------------------------
Name(s) and Address(es) of Registered     SHARES TENDERED
Holder(s) (Please fill in, if blank,      (Attach  additional  signed list, if
exactly as name(s) appear(s) on           necessary)
Certificate(s))                           ---------------------------
                                          CERTIFICATES     TOTAL SHARES
                                          NUMBER(s):       TENDERED (1):

Name:_________________________________    ______________________________________


Address:______________________________    ______________________________________


______________________________________    ______________________________________
                                          Total Shares

(1) Unless otherwise indicated, all shares represented by share certificates delivered to the Depositary will be deemed to have been tendered. See Instruction 4.

         This Letter of Transmittal is to be used by shareholders of Elmer's Restaurants, Inc. ("Elmer's") if certificates for the Shares (as defined below) are to be forwarded herewith. Holders who deliver Shares are referred to herein as "Certificate Shareholders."

         Shareholders whose certificates for the Shares are not immediately available with respect to, their Shares and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in the Offer to Purchase in the section titled "The Offer--Section 1. Terms of the Offer; Expiration Date") must tender their Shares pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares." See Instruction 2.

[ ] Check here if the tendered shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:

Name(s)  of  Registered  Owners(s):_____________________________________________
Window  Ticket  Number  (if  any):______________________________________________
Date of Execution of Notice of Guaranteed Delivery:_____________________________ Name of Institution which Guaranteed Delivery:__________________________________

                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
                          PLEASE READ THE INSTRUCTIONS
               SET FORTH IN THIS LETTER OF TRANSMITTAL CAREFULLY.

         Ladies and Gentlemen:

         The undersigned hereby tenders to ERI ACQUISITION CORP. a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard
P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee,  Douglas
A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (each referred to herein as a "Continuing Shareholder" and collectively, the "Continuing Shareholders") the above-described shares of Elmer's common stock, no par value per share (the "Shares") not currently owned by the Continuing Shareholders, at $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2004 and in this related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The undersigned understands that Purchaser reserves the right to transfer or assign in whole or in part from time to time to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Receipt of the Offer is hereby acknowledged.

         Upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of any such extension or amendment), and subject to, and effective upon, acceptance for payment of the Shares tendered herewith in accordance with the terms of the Offer, the undersigned hereby, sells, assigns and transfers to Purchaser, all right, title and interest in and to all the Shares that are being tendered hereby (and any and all non-cash dividends, distributions, rights, other Shares or other securities issued or issuable in respect thereof on or after December 20, 2004 (collectively, "Distributions")) and irrevocably constitutes and appoints the Depositary to be the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares (and all Distributions), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver certificates for such Shares (and any and all Distributions), with all accompanying evidences of transfer and authenticity, to or upon the order of Purchaser, and (ii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares (and any and all Distributions), all in accordance with the terms of the Offer.

         By executing this Letter of Transmittal, the undersigned hereby irrevocably appoints Purchaser, its officers and designees, and each of them, the attorneys-in-fact and proxies of the undersigned, each with full power of substitution, (i) to vote at any annual or special meeting of the Elmer's shareholders or any adjournment or postponement thereof or otherwise in such manner as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, (ii) to execute any written consent concerning any matter as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, and (iii) to otherwise act as each such attorney-in-fact and proxy or his substitute shall in his sole discretion deem proper with respect to, all of the Shares (and any and all Distributions) tendered hereby and accepted for payment by Purchaser. This appointment will be effective if and when, and only to the extent that Purchaser accepts such Shares for payment pursuant to the Offer. This power of attorney and proxy are irrevocable and are granted in consideration of the acceptance for payment of such Shares in accordance with the terms of the Offer. Such acceptance for payment shall, without further action, revoke any prior powers of attorney and proxies granted by the undersigned at any time with respect to such Shares (and any and all Distributions), and no subsequent powers of attorney, proxies, consents or revocations may be given by the undersigned with respect thereto (and, if given, will not be deemed effective). Purchaser reserves the right to require that, in order for the Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions), including voting at any meeting of Elmer's shareholders.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and all Distributions and that, when the same are accepted for payment by Purchaser, Purchaser will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges and encumbrances and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or Purchaser to be necessary or desirable to complete the sale, assignment and transfer, of the Shares tendered hereby and all Distributions. In addition, the undersigned shall remit and transfer promptly to the Depositary for the account of Purchaser all Distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and, pending such remittance and transfer or appropriate assurance thereof, Purchaser shall be entitled to all rights and privileges as owner of each such Distribution and may withhold the entire purchase price of the Shares tendered hereby or deduct from such purchase price the amount or value of such Distribution as determined by Purchaser in its sole discretion.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the undersigned. This tender is irrevocable; provided that the Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and unless theretofore accepted for payment as provided in the Offer to Purchase, may also be withdrawn at any time after the Expiration Date subject to the withdrawal rights set forth in the Offer to Purchase in the section titled "The Offer--Section 4. Rights of Withdrawal."

         The undersigned understands that the valid tender of the Shares pursuant to any one of the procedures described in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares" and in the Instructions hereto will constitute a binding agreement between the undersigned and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms or conditions of any such extension or amendment). Without limiting the foregoing, if the price to be paid in the Offer is amended in accordance with the terms of the Offer to Purchase, the price to be paid to the undersigned will be the amended price notwithstanding the fact that a different price is stated in this Letter of Transmittal. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Purchaser may not be required to accept for payment any of the Shares tendered hereby.

         Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of all Shares purchased and/or return any certificates for any Shares not tendered or accepted for payment in the name(s) of the registered holder(s) appearing above under "Description of the Shares Tendered." Similarly, please mail the check for the purchase price of all Shares purchased and/or return any certificates for any Shares not tendered or not accepted for payment (and any accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of the Shares Tendered." The undersigned recognizes that Purchaser has no obligation pursuant to the "Special Payment Instructions" to transfer any Shares from the name of the registered holder thereof if Purchaser does not accept for payment any of the Shares so tendered.

                         SPECIAL PAYMENT INSTRUCTIONS
                       (See Instructions 1, 5, 6, and 7)

                    To be completed ONLY if certificates for
                    any Shares not  tendered or not accepted
                    for  payment  and/or  the  check for the
                    purchase  price of any  Shares  accepted
                    for  payment  is to be sent  to  someone
                    other  than  the  undersigned  or to the
                    undersigned  at an  address  other  than
                    that  shown  under  "Description  of the
                    Shares   Tendered."  Mail  check  and/or
                    stock certificates to:

                    Name(s):________________________________
                                 (Please Print)

                    Address:________________________________

                    ________________________________________
                               (Include Zip Code)

                    ________________________________________
                       (Taxpayer Identification or Social
                                Security Number)
                    (See Substitute Form W-9 included herein)

                                    IMPORTANT
                             Shareholders: Sign Here
               (and Complete Substitute Form W-9 Included Herein)

SIGN HERE ____________________________________________________________ SIGN HERE

________________________________________________________________________________
                           (Signature(s) of Owner(s))

Name(s):________________________________________________________________________
                                 (Please Print)

Name of Firm:___________________________________________________________________
                                 (Please Print)

Capacity (full title):__________________________________________________________
                               (See Instruction 5)

Address:________________________________________________________________________
                               (Include Zip Code)

Area Code and Telephone Number:_________________________________________________

Taxpayer Identification or
Social Security Number:_________________________________________________________
                            (See Substitute Form W-9)

Dated:______________________________

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

                             GUARANTEE OF SIGNATURES
                           (See Instructions 1 and 5)
                     For Use by Financial Institutions Only
                     Financial Institutions: Place Medallion
                            Guarantee in Space Below

Authorized Signature(s):________________________________________________________

Name(s):________________________________________________________________________

Name of Firm:___________________________________________________________________
                                 (Please Print)

Address:________________________________________________________________________
                               (Include Zip Code)

Area Code and Telephone Number:_________________________________________________


Dated:______________________________

                       CERTIFY IF CERTIFICATE(S) ARE LOST

[ ] Check here if certificate(s) representing the following shares of Elmer's Restaurants, Inc. common stock has/have been lost, destroyed, or mutilated (See Instruction 11):

Certificate Number(s):____________________      Shares:_______________________

(1) I hereby certify that: (a) I have made or caused to be made a diligent search for such stock certificate(s) and have been unable to find or recover it/them; (b) I have not sold, assigned, pledged, transferred, deposited under any agreement, or hypothecated the shares of Elmer's Restaurants, Inc. common stock represented by such stock certificate(s), or any interest therein, or assigned any power of attorney or other authorization respecting the same that is now outstanding and in force, or otherwise disposed of such stock certificate(s); and (c) no person, firm, corporation, agency, or government, other than me, has or has asserted any right, title, claim, equity, or interest in, to, or respecting such common shares of Elmer's Restaurants, Inc.

(2) Please issue a replacement stock certificate(s). In consideration of the issuance of a replacement certificate(s), I hereby agree to indemnify and hold harmless Elmer's Restaurants, Inc. and OTR, Inc. and any person, firm, or corporation now or hereafter acting as Elmer's Restaurants, Inc.'s transfer agent, exchange agent, registrar, trustee, depository, redemption agent, fiscal agent, or paying agent, or in any other capacity, and also any successors in any such capacities, and their respective subsidiaries, affiliates, heirs, successors, and assigns, from and against any and all liability, loss, damage, and expense in connection with, or arising out of, their compliance with my request herein.

(3) I also agree, in consideration of compliance with the foregoing request, to surrender immediately to Elmer's Restaurants, Inc. and/or its agents/successor the lost stock certificate(s) should it/ they hereafter come into my possession or control.

______________________________________     _____________________________________
Signature                                  Date

______________________________________     _____________________________________
Signature                                  Date


STATE           )
                ) :ss.
COUNTY OF       )

I, _____________________, a Notary Public, do hereby certify that on the __ day of __________, personally appeared before me ______________________, known to me to be the persons whose name(s) is/are subscribed to the foregoing instrument, who, being by me first duly sworn, declared that the statements contained therein are true and that he/she/they signed said instrument for the purposes, in the capacity, and for consideration therein expressed. (Notary: Please modify if necessary to conform to your state law or attach an alternative form.)

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. GUARANTEE OF SIGNATURES. No signature guarantee is required on this Letter of Transmittal if (a) this Letter of Transmittal is signed by the registered holder(s) of Shares tendered herewith, and such registered holder(s) has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal, or
(b) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or by any other "Eligible Guarantor Institution," as such term is defined in Rule l7Ad-15 under the Exchange Act (each, an "Eligible Institution"). In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5.

         2. REQUIREMENTS FOR TENDER. This Letter of Transmittal is to be completed by shareholders of Elmer's Restaurants, Inc. if certificates are to be forwarded herewith pursuant to the procedures set forth herein and in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For
Tendering Shares." For a shareholder validly to tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees and any other required documents, must be received by the Depositary at its address set forth herein prior to the Expiration Date (as defined in the Offer to Purchase) and certificates for tendered Shares must be received by the Depositary at its address prior to the Expiration Date, or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth herein and in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares."

         Shareholders whose certificates for Shares are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiration Date may tender their Shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth herein and in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares."

         Pursuant to such guaranteed delivery procedures, (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, must be received by the Depositary prior to the Expiration Date, and (iii) the certificates for all tendered Shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees, and any other required documents must be received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the NASDAQ is open for business. The signatures on this Letter of Transmittal cover the Shares tendered hereby.

         THE METHOD OF DELIVERY OF THE SHARES, THIS LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION

AND RISK OF THE TENDERING SHAREHOLDER. SHARES WILL BE DEEMED DELIVERED ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHAREHOLDER USE PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         No alternative, conditional or contingent tenders will be accepted, and no fractional Shares will be purchased. All tendering shareholders, by executing this Letter of Transmittal (or a manually signed facsimile thereof), waive any right to receive any notice of acceptance of their Shares for payment.

         3. INADEQUATE SPACE. If the space provided herein under "Description of Shares Tendered" is inadequate, the number of Shares tendered and the certificate numbers with respect to such Shares should be listed on a separate signed schedule attached hereto.

         4. PARTIAL TENDERS. If fewer than all the Shares evidenced by any certificate delivered to the Depositary herewith are to be tendered hereby, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In any such case, new certificate(s) for the remainder of the Shares that were evidenced by the old certificates will be sent to the registered holder, unless otherwise provided in the appropriate box on this Letter of Transmittal, as soon as practicable after the Expiration Date or the termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

         5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

         If any of the Shares tendered hereby are held of record by two (2) or more joint owners, all such owners must sign this Letter of Transmittal.

         If any of the tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of certificates.

         If this Letter of Transmittal or any stock certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Purchaser of the authority of such person to so act must be submitted. If this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsements of certificates or separate stock powers are required unless payment or certificates for any Shares not tendered or not accepted for payment are to be issued in the name of a person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an Eligible Institution.

         If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares evidenced by certificates listed and transmitted hereby, the certificates must be endorsed or accompanied by appropriate stock powers, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates. Signature(s) on any such certificates or stock powers must be guaranteed by an Eligible Institution.

         6. STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 6, Purchaser will pay all stock transfer taxes with respect to the transfer and sale of any Shares to it or its order pursuant to the Offer. If however, payment of the purchase price of any Shares purchased is to be made to, or if certificates for any Shares not tendered or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased unless evidence satisfactory to Purchaser of the payment of such taxes, or exemption therefrom, is submitted.

         Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the certificates evidencing the Shares tendered hereby.

         7. SPECIAL PAYMENT INSTRUCTIONS. If a check for the purchase price of any Shares accepted for payment is to be issued in the name of, and/or certificates for any Shares not accepted for payment or not tendered are to be issued in the name of a person other than the signer of this Letter of Transmittal, the appropriate boxes on this Letter of Transmittal should be completed.

         8. BACKUP WITHHOLDING. Under Federal income tax law, a shareholder whose tendered shares are accepted for payment is required, unless an exemption applies, to provide the Depositary (as payor) with such shareholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 below in order to avoid "backup withholding" of Federal income tax on payments of cash pursuant to the Offer. In addition, the shareholder must certify under penalties of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. See the section titled "The Offer--Section 5. Certain Federal Income Tax Consequences of the Offer" in the Offer to Purchase. If a tendering shareholder is subject to backup withholding, such shareholder must cross out item (2) of the Certification box on the Substitute Form W-9. If such shareholder is an individual, the taxpayer identification number is his or her social security number.

         The tendering shareholder should indicate in Part 3 of the Substitute Form W-9 if the tendering shareholder has not been issued a TIN and has applied for or intends to apply for a TIN in the near future, in which case the tendering shareholder should complete the Certificate of Awaiting Taxpayer Identification Number below. If the shareholder has indicated in Part 3 that a TIN has been applied for and the Depositary is not provided a TIN within 60 days, the Depositary will withhold 28% of all cash payments, if any, made thereafter pursuant to the Offer until a TIN is provided to the Depositary.

         If the Depositary is not provided with the correct taxpayer identification number or the certifications described above, the shareholder may be subject to a monetary penalty imposed by the Internal Revenue Service. In addition, payments of cash to such shareholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding at applicable rates (currently 28%).

         Backup withholding is not an additional income tax. Rather, the amount of the backup withholding can be credited against the Federal income tax liability of the person subject to the backup withholding, provided that the required information is provided to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the shareholder upon proper filing of an income tax return.

         The shareholder is required to give the Depositary the TIN (i.e., social security number or employer identification number) of the record owner of the Shares. If the Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

         Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign shareholders should complete and sign the main signature form and a Form W-8BEN, Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, signed under penalties of perjury, attesting to that individual's exempt status, in order to avoid backup withholdings. A copy of Form W-8BEN may be obtained from the Depositary. Exempt shareholders, other than foreign individuals, should furnish their TIN, write "Exempt" in Part H of the Substitute Form W-9 below, and sign, date and return the Substitute Form W-9 to the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for more instructions. Holders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

         9. REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance and requests for additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be directed to the Information Agent at its address and phone numbers set forth below. You may also contact your broker, dealer, commercial bank or trust companies or other nominee for assistance concerning the Offer materials.

         10. WAIVER OF CONDITIONS. Subject to the Offer to Purchase, except for the Majority of the Minority Condition (as defined in the Offer to Purchase), Purchaser reserves the absolute right in its sole discretion to waive, at any time or from time to time, any of the specified conditions of the Offer, in whole or in part, in the case of any Shares tendered.

         11. LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate(s) representing Shares has been lost, destroyed or stolen, the shareholder should promptly notify the

Depositary by checking the box immediately following the special payment instructions and indicating the number of Shares lost. THE SHAREHOLDER WILL THEN BE INSTRUCTED AS TO THE STEPS THAT MUST BE TAKEN IN ORDER TO REPLACE THE CERTIFICATE(S). THIS LETTER OF TRANSMITTAL AND RELATED DOCUMENTS CANNOT BE PROCESSED UNTIL THE PROCEDURES FOR REPLACING LOST, DESTROYED OR STOLEN CERTIFICATES HAVE BEEN FOLLOWED.

                                   IMPORTANT:

         TO TENDER SHARES PURSUANT TO THE OFFER, THIS LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND ANY OTHER REQUIRED DOCUMENTS, MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE AND CERTIFICATES FOR TENDERED SHARES MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE, OR THE TENDERING SHAREHOLDERS MUST COMPLY WITH THE PROCEDURES FOR GUARANTEED DELIVERY.




                            IMPORTANT TAX INFORMATION

PURPOSE OF SUBSTITUTE FORM W-9

         To  prevent  backup   withholding  on  payments  that  are  made  to  a
shareholder with respect to Shares purchased pursuant to the Offer, the shareholder is required to notify the Depositary of such shareholder's correct taxpayer identification number by completing the form contained herein certifying that the taxpayer identification number provided on Substitute Form W-9 is correct (or that such shareholder is awaiting a taxpayer identification number).

WHAT NUMBER TO GIVE THE DEPOSITARY

         The shareholder is required to give the Depositary the social security number or employer identification number of the record owner of the Shares. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

---------------------------------------- -------------------------------------- --------------------------------------
SUBSTITUTE                               PART  I  -  Taxpayer   Identification
                                         Number  -  For  all  accounts,  enter       __________________________
FORM W-9                                 your taxpayer  identification  number         Social Security Number
                                         on  the   appropriate   line  to  the
DEPARTMENT OF THE TREASURY               right.  (For most  individuals,  this                   Or
INTERNAL REVENUE SERVICE                 is your social security  number,  see
                                         Obtaining  a Number  in the  enclosed       __________________________
PAYER'S REQUEST FOR TAXPAYER             Guidelines     and     complete    as     Employer Identification Number
IDENTIFICATION NUMBER ("TIN")            instructed.)  Certify by signing  and
                                         dating  below.  Note:  If the account  (If awaiting TIN write "Applied For")
                                         is in more  than  one  name,  see the
                                         chart in the enclosed guidelines to
                                         determine which number to give the
                                         payor.
----------------------------------------------------------------------------------------------------------------------
PART II - For Payees exempt from backup withholding, see the enclosed Guidelines and complete as instructed therein.
----------------------------------------------------------------------------------------------------------------------
PART III - CERTIFICATION - Under penalties of perjury, I certify that:
(1)      The number shown on this form is my correct Taxpayer  Identification Number (or I am waiting for a number to be issued to me); and
(2)      I am not subject to backup  withholding  either  because I have not been  notified by the  Internal  Revenue
         Service  (the  "IRS")  that I am subject to  withholding  as a result of failure to report all  interest  or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION  INSTRUCTIONS  - You must  cross out item (2) above if you have been  notified  by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding,  do not cross out such item (2). (Also see instructions in the enclosed guidelines).
----------------------------------------------------------------------------------------------------------------------
Signature ________________________________________________    Date________________________
----------------------------------------------------------------------------------------------------------------------

NOTE:    FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU
         PURSUANT  TO THIS  TRANSACTION.  PLEASE  REVIEW  THE  ENCLOSED  GUIDELINES  FOR  CERTIFICATION  OF  TAXPAYER
         IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

         YOU MUST  COMPLETE  THE  FOLLOWING  CERTIFICATION  IF YOU ARE  AWAITING  (OR WILL SOON APPLY FOR) A TAXPAYER
         IDENTIFICATION NUMBER.

----------------------------------------------------------------------------------------------------------------------
                               CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

         I certify  under  penalties of perjury that a taxpayer  identification  number has not been issued to me and either (a) I have mailed or delivered an application to receive a taxpayer  identification  number to the appropriate
Internal  Revenue  Service  Center or Social  Security  Administration  Office or (b) I intend to mail or  deliver an application  in the near future.  I understand  that,  notwithstanding  the  information  I provided in Part I of the
Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number),
if I do not  provide a correct  taxpayer  identification  number to the Payor  within  sixty  (60)  days,  28% of any reportable payments made to me thereafter may be withheld.

Signature ________________________________________________    Date________________________

----------------------------------------------------------------------------------------------------------------------

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

         GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

---------------------------------    ----------------------------    -------------------------------    ----------------------------
FOR THIS TYPE OF ACCOUNT:            GIVE THE SOCIAL SECURITY        FOR THIS TYPE OF ACCOUNT:          GIVE THE  EMPLOYER
                                     NUMBER OF --                                                       IDENTIFICATION NUMBER
                                                                                                        OF --
-----------------------------------------------------------------    ---------------------------------------------------------------
1.  An individual's account          The individual                  9.  A valid trust, estate,         The legal entity (Do
                                                                         or pension trust               not furnish the identifying
                                                                                                        number of the personal
                                                                                                        representative or trustee
                                                                                                        unless the legal entity
                                                                                                        itself is not designated in
                                                                                                        the account title.)(5)

2.  Two or more individuals          The actual owner of the         10. Corporate account              The corporation
    (joint account)                  account or, if combined
                                     funds, any one of the
                                     individuals(l)

3.  Husband and wife (joint          The actual owner of the         11. Religious, charitable, or      The organization
    account)                         account or, if joint funds,         educational organization
                                     either person(l)                    account

4.  Custodian account of a           The minor(2)                    12. Partnership account            The partnership
    minor (Uniform Gift to                                               held in the name of the
    Minors Act)                                                          business

5.  Adult and minor (joint           The adult or, if the minor is   13. Association, club, or other    The organization
    account)                         the only contributor, the           tax-exempt organization
                                     minor(l)

6.  Account in the name of           The ward, minor, or             14. A broker or registered         The broker or nominee
    guardian or committee            incompetent person(3)               nominee
    for a designated ward,
    minor, or incompetent
    person

7.  a.  The usual revocable          The grantor-trustee(l)          15. Account with the               The public entity
        savings trust account                                            Department of Agriculture
        (grantor is also                                                 in the name of a public
        trustee)                                                         entity (such as a State or
                                                                         local government, school,
    b.  So-called  trust             The actual owner(l)                 district or prison) that
        account that is not a                                            receives agricultural
        legal or valid trust                                             program payments
        under State law

8.  Sole proprietorship              The owner(4)
    account
------------------------------------------------------------------------------------------------------------------------------------

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)  Show the name of the owner.
(5) List first and circled the name of the legal trust, estate, or pension trust.
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER.
If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING.

Payees specifically exempted from backup withholding on ALL payments include the following:
   o     A corporation.
   o     A financial institution.
   o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(6)(7).
   o     The United States or any agency or instrumentality thereof.
   o A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
   o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
   o     An  international   organization  or  any  agency,  or  instrumentality
         thereof.
   o A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
   o     A real estate investment trust.
   o     A common trust fund operated by a bank under section 584(a).
   o An exempt charitable remainder trust under section 664, or a non-exempt trust described in section 4947.
   o An entity registered at all times under the Investment Company Act of 1940.
   o     A foreign central bank of issue.
   o A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc. Nominee List.
Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
   o     Payments to nonresident  aliens  subject to  withholding  under section
         1441.
   o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
   o Payments of patronage dividends where the amount received is not paid in money.
   o     Payments made by certain  foreign  organizations.

Payments of interest not generally subject to backup withholding include the following:
   o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
   o Payments of tax-exempt interest (including exempt-in-interest dividends under section 852).
   o     Payments described in section 6049(b)(5) to nonresident aliens.
   o     Payments on tax-free covenant bonds under section 1451.
   o     Payments made by certain foreign organizations.
   o     Mortgage interest paid to the payer.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.
Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details see section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N and their regulations.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES.
(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

         MANUALLY SIGNED FACSIMILE COPIES OF THE LETTER OF TRANSMITTAL WILL BE ACCEPTED. THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH SHAREHOLDER OF ELMER'S RESTAURANTS, INC. OR SUCH SHAREHOLDER'S BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ITS ADDRESS SET FORTH ON THE FIRST PAGE.

         Questions and requests for assistance may be directed to the Information Agent and requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at its telephone number and location listed below, and will be furnished promptly at Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                       INFORMATION AGENT FOR THE OFFER IS:

                                    OTR, Inc.
                               Attn: Robert Roach
                           1000 SW Broadway, Suite 920
                             Portland, Oregon 97205
                            Telephone (503) 225-0375
                                Fax (503)273-9168

                                                             EXHIBIT (a)(1)(iii)

                          NOTICE OF GUARANTEED DELIVERY

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

         IF YOU ARE IN ANY DOUBT AS TO THE ACTION TO BE TAKEN, YOU SHOULD SEEK YOUR OWN FINANCIAL ADVICE IMMEDIATELY FROM YOUR OWN APPROPRIATELY AUTHORIZED INDEPENDENT FINANCIAL ADVISOR. IF YOU HAVE SOLD OR TRANSFERRED ALL OF YOUR REGISTERED HOLDINGS OF SHARES (AS DEFINED BELOW), PLEASE FORWARD THIS DOCUMENT AND ALL ACCOMPANYING DOCUMENTS TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO ERI ACQUISITION CORP. OR ITS TRANSFEREE.

                          NOTICE OF GUARANTEED DELIVERY
                        TO TENDER SHARES OF COMMON STOCK
                             NO PAR VALUE PER SHARE

                                       OF

                            ELMER'S RESTAURANTS, INC.

                                       by

                              ERI ACQUISITION CORP.

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005,
                          UNLESS THE OFFER IS EXTENDED.

         As set forth in the Offer to Purchase (as defined below) in the section titled "The Offer--Section 3. Procedures For Tendering Shares," this form (or a facsimile thereof) must be used to accept the Offer (as defined in the Offer to Purchase) if (i) certificates representing shares of common stock no par value per share of Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's") that are not currently owned by the Continuing Shareholders (as defined in the Offer to Purchase) (the "Shares") are not immediately available, or (ii) time will not permit certificates representing Shares and any other required documents to reach the Depositary (as defined in the Offer to Purchase) prior to the Expiration Date (as defined in the Offer to Purchase). This Notice of Guaranteed Delivery may be delivered by hand or by mail to the Depositary, or transmitted by telegram or facsimile transmission to the Depositary and must include a signature guarantee by an Eligible Institution (as defined in the Offer to Purchase) in the form set forth herein. See the guaranteed delivery procedures described in the section titled "The Offer--Section 3. Procedures For Tendering Shares" in the Offer to Purchase.

                        THE DEPOSITARY FOR THE OFFER IS:

                                    OTR, Inc.

                   BY MAIL: BY OVERNIGHT DELIVERY: OR BY HAND:

                                    OTR, Inc.
                               Attn.: Robert Roach
                           1000 SW Broadway, Suite 920
                               Portland, OR 97205
                            Telephone: (503) 225-0375

                        FOR NOTICE OF GUARANTEED DELIVERY
                           BY FACSIMILE TRANSMISSION:
                                 (503) 273-9168

                     TO CONFIRM FACSIMILE TRANSMISSION ONLY:
                                 (503) 273-9168

                            FOR TELEPHONE ASSISTANCE:
                                 (503) 225-0375

         DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

         THIS FORM IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON A LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN "ELIGIBLE INSTITUTION" UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE GUARANTEE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX ON THE LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

The undersigned hereby tenders to ERI ACQUISITION CORP., an Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William
W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary
N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2004 (the "Offer to Purchase") and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of Shares set forth below pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares."

Signature(s):___________________________________________________________________

Name(s) of Record Holder(s):____________________________________________________

________________________________________________________________________________

Number of Shares:_______________________________________________________________

Certificate Number(s) (If Available):___________________________________________

Dated:________________________________________________________200_______________

Address(es):____________________________________________________________________


                               (INCLUDE ZIP CODE)

Area Code and Telephone Number(s):______________________________________________

Taxpayer Identification or Social Security Number:______________________________

Check box if Shares will be tendered by book-entry transfer: [ ]

              THE GUARANTEE ON THE FOLLOWING PAGE MUST BE COMPLETED

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEES)

         The undersigned, a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee
Program, the Stock Exchange Medallion Program or an "Eligible Guarantor Institution" as such term is defined in Rule 17Ad-l5 under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), hereby (a) represents that the above named person(s) "own(s)" the Shares tendered hereby within the meaning of Rule 14e-4 under the Exchange Act ("Rule 14e-4"), (b) represents that such tender of Shares complies with Rule 14e-4, and (c) guarantees to deliver to the Depositary either certificates representing the Shares tendered hereby, in proper form for transfer with delivery of a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees and any other required documents, within three (3) NASDAQ market trading days after the date hereof.


Name of Firm:___________________________________________________________________

Address:________________________________________________________________________

                               (INCLUDE ZIP CODE)

Area Code and Telephone No.:____________________________________________________


Authorized Signature:___________________________________________________________

Name:___________________________________________________________________________

                             (PLEASE PRINT OR TYPE)

Title:__________________________________________________________________________

Date:___________________________________________________________________________


NOTE: DO NOT SEND CERTIFICATES FOR THE SHARES WITH THIS NOTICE. CERTIFICATES SHOULD BE SENT ONLY WITH YOUR LETTER OF TRANSMITTAL.

                                                              EXHIBIT (a)(1)(iv)

                              LETTER OF INFORMATION

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            ELMER'S RESTAURANTS, INC.

             NOT OWNED BY THE STOCKHOLDERS OF ERI ACQUISITION CORP.

                                       AT

                                 $7.50 PER SHARE

                                       BY

                              ERI ACQUISITION CORP.

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                   EASTERN STANDARD TIME, ON FEBRUARY 2, 2005,
                          UNLESS THE OFFER IS EXTENDED

                                   ----------

   TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES:

         We have been engaged by ERI ACQUISITION CORP. a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive
Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard
P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee,  Douglas
A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley, (individually, a "Continuing Shareholder" and collectively referred to herein as the "Continuing Shareholders"), to act as Information Agent in connection with Purchaser's offer to purchase all outstanding shares of common stock, no par value per share of Elmer's (the "Shares") not currently owned by the Continuing Shareholders, at $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2004, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

         For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

         1.       The Offer to Purchase, dated December 20, 2004.

         2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Manually signed facsimile copies of the Letter of Transmittal may be used to tender Shares.

         3. The Notice of Guaranteed Delivery to be used to accept the Offer if the procedures for tendering Shares set forth in the Offer to Purchase cannot be completed prior to the Expiration Date (as defined in the Offer to Purchase).

         4. A printed form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

         5. Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute form W-9.

         6. A return envelope addressed to the Depositary (as defined below).

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005, WHICH DATE MAY BE EXTENDED.

         Please note the following:

         1.       The tender price is $7.50 per share, in cash without interest.

         2. The Offer is being made for all outstanding Shares not owned by the Continuing Shareholders.

         3. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME ON FEBRUARY 2, 2005, WHICH DATE MAY BE EXTENDED.

         4. The Offer is conditioned on, among other things, the tender in this Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the total outstanding shares that are not owned by the Continuing Shareholders or the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. However, Purchaser reserves the right, in its sole discretion, to waive the Minimum Tender Condition. The Offer is also subject to the other conditions set forth in the Offer to Purchase. See the sections titled "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 11. Certain Conditions of the Offer" in the Offer to Purchase. Neither the Company's Board of Directors nor a special committee of the Company's Board of Directors has recommended that shareholders unaffiliated with Purchaser or the Continuing Shareholders tender their Shares in the Offer.

         5. Tendering holders of Shares ("Holders") whose Shares are registered in their own name and who tender directly to OTR, Inc. as depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless an exemption is available or unless the required tax identification information is provided. See Instruction 8 of the Letter of Transmittal.

         6. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of
                  (a) certificates evidencing such Shares, (b) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed, with any required signature guarantees, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering holders may be paid at different times depending upon when certificates for shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE

                  PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         In order to take advantage of the Offer, certificates for all tendered Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, and any required documents must be received by the Depositary, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         Any Holder who desires to tender Shares and whose certificates for Shares are not immediately available, or who cannot deliver all required documents to the Depositary prior to the expiration date, may tender such shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase in the section titled "The Offer--Section 3. Procedures For Tendering Shares."

         Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer (other than the Depositary and Information Agent fees as described in the Offer to Purchase). Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Purchaser will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Shares to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

         Questions and requests for additional copies, at Purchaser's expense, of the enclosed material may be directed to the Information Agent for the Offer, at OTR, Inc., Attn: Robert Roach, 1000 SW Broadway, Suite 920, Portland, Oregon 97205, or call (503) 225-0375.

                                           Very truly yours,



                                           OTR, INC.





         NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF PURCHASER, ANY MEMBER OF THE CONTINUING SHAREHOLDERS, ELMER'S, THE INFORMATION AGENT, THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENT CONTAINED THEREIN.

                                                               EXHIBIT (a)(1)(v)

                                LETTER TO CLIENTS

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            ELMER'S RESTAURANTS, INC.

             NOT OWNED BY THE STOCKHOLDERS OF ERI ACQUISITION CORP.

                                       AT

                                 $7.50 PER SHARE

                                       BY

                              ERI ACQUISITION CORP.

                                   ----------

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 2, 2005
                          UNLESS THE OFFER IS EXTENDED

                                   ----------

                                                              December 20, 2004

TO OUR CLIENTS:

         Enclosed for your consideration is the Offer to Purchase, dated December 20, 2004 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") in connection with the offer by ERI Acquisition Corp., a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon
H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (each referred to herein as a "Continuing Shareholder" and collectively as the "Continuing Shareholders"), to purchase all outstanding shares of common stock, no par value per share of Elmer's (the "Shares") not currently owned by the Continuing Shareholders at $7.50 per Share, in cash, upon the terms and subject to the
conditions   set  forth  in  the  Offer  to  Purchase.

         WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD OF THE SHARES HELD FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE ENCLOSED LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

         Accordingly, we request instructions as to whether you wish us to tender on your behalf any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is directed to the following:

         1. The tender price is $7.50 per Share, in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

         2. The Offer is being made for all outstanding shares not owned by the Continuing Shareholders.

         3. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD TIME. ON FEBRUARY 2, 2005, WHICH DATE MAY BE EXTENDED.

         4. The Offer is conditioned on, among other things, the tender in this Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the total outstanding Shares that are not owned by the Continuing Shareholders or the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. However, Purchaser reserves the right to waive the Minimum Tender Condition. The Offer is also subject to the other conditions set forth in the offer to Purchase. See the sections titled "The Offer--Section 1. Terms of the Offer; Expiration Date" and "The Offer--Section 11. Certain Conditions of the Offer" in the Offer to Purchase. Tendering holders of Shares ("Holders") whose Shares are registered in their own name and who tender directly to OTR, Inc. as depositary (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. However, Federal income tax backup withholding at a rate of 28% may be required unless an exemption is available or unless the required tax identification information is provided. See Instruction 8 of the Letter of Transmittal.

         5. Notwithstanding any other provision of the Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of
                  (a) certificates evidencing such Shares, (b) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed with any required signature guarantees, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering Holders may be paid at different times depending upon when certificates for Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE OF THE TENDERED SHARES BE PAID BY PURCHASER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

         The Offer is being made only by the Offer to Purchase and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of the Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

         If you wish to have us tender any or all of the Shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth herein. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed.

         YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION DATE.

                        INSTRUCTIONS WITH RESPECT TO THE

                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            ELMER'S RESTAURANTS, INC.

             NOT OWNED BY THE STOCKHOLDERS OF ERI ACQUISITION CORP.

         The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase, dated December 20, 2004, the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), in connection with the offer by ERI Acquisition Corp. a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (collectively referred to herein as the "Continuing Shareholders"), to purchase all outstanding shares of common stock no par value per share of Elmer's (the "Shares") not currently owned by the Continuing Shareholders, at $7.50 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 20, 2004.

         This will instruct you to tender to Purchaser the number of Shares indicated below (or, if no number is indicated below, all Shares) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Shares to                       Sign Here
be Tendered____________________________   x_____________________________________
Account No:____________________________   Print Name:___________________________
Dated:_________________________________   Address:______________________________
                                          Area Code and Telephone:______________
                                          Tax Identification or Social
                                          Security No.:_________________________

                                                              EXHIBIT (a)(1)(vi)

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9

         GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.

---------------------------------    ----------------------------    -------------------------------    ----------------------------
FOR THIS TYPE OF ACCOUNT:            GIVE THE SOCIAL SECURITY        FOR THIS TYPE OF ACCOUNT:          GIVE THE  EMPLOYER
                                     NUMBER OF --                                                       IDENTIFICATION NUMBER
                                                                                                        OF --
-----------------------------------------------------------------    ---------------------------------------------------------------
1.  An individual's account          The individual                  9.  A valid trust, estate,         The legal entity (Do
                                                                         or pension trust               not furnish the identifying
                                                                                                        number of the personal
                                                                                                        representative or trustee
                                                                                                        unless the legal entity
                                                                                                        itself is not designated in
                                                                                                        the account title.)(5)

2.  Two or more individuals          The actual owner of the         10. Corporate account              The corporation
    (joint account)                  account or, if combined
                                     funds, any one of the
                                     individuals(l)

3.  Husband and wife (joint          The actual owner of the         11. Religious, charitable, or      The organization
    account)                         account or, if joint funds,         educational organization
                                     either person(l)                    account

4.  Custodian account of a           The minor(2)                    12. Partnership account            The partnership
    minor (Uniform Gift to                                               held in the name of the
    Minors Act)                                                          business

5.  Adult and minor (joint           The adult or, if the minor is   13. Association, club, or other    The organization
    account)                         the only contributor, the           tax-exempt organization
                                     minor(l)

6.  Account in the name of           The ward, minor, or             14. A broker or registered         The broker or nominee
    guardian or committee            incompetent person(3)               nominee
    for a designated ward,
    minor, or incompetent
    person

7.  a.  The usual revocable          The grantor-trustee(l)          15. Account with the               The public entity
        savings trust account                                            Department of Agriculture
        (grantor is also                                                 in the name of a public
        trustee)                                                         entity (such as a State or
                                                                         local government, school,
    b.  So-called  trust             The actual owner(l)                 district or prison) that
        account that is not a                                            receives agricultural
        legal or valid trust                                             program payments
        under State law

8.  Sole proprietorship              The owner(4)
    account
------------------------------------------------------------------------------------------------------------------------------------

(1)  List first and circle the name of the person whose number you furnish.
(2)  Circle the minor's name and furnish the minor's social security number.
(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.
(4)  Show the name of the owner.
(5) List first and circled the name of the legal trust, estate, or pension trust.
NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER.
If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING.

Payees specifically exempted from backup withholding on ALL payments include the following:
   o     A corporation.
   o     A financial institution.
   o An organization exempt from tax under section 501(a), or an individual retirement plan, or a custodial account under section 403(6)(7).
   o     The United States or any agency or instrumentality thereof.
   o A State, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.
   o A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.
   o     An  international   organization  or  any  agency,  or  instrumentality
         thereof.
   o A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.
   o     A real estate investment trust.
   o     A common trust fund operated by a bank under section 584(a).
   o An exempt charitable remainder trust under section 664, or a non-exempt trust described in section 4947.
   o An entity registered at all times under the Investment Company Act of 1940.
   o     A foreign central bank of issue.
   o A middleman known in the investment community as a nominee or listed in the most recent publication of the American Society of Corporate Secretaries, Inc. Nominee List.
Payments of dividends and patronage dividends not generally subject to backup withholding include the following:
   o     Payments to nonresident  aliens  subject to  withholding  under section
         1441.
   o Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.
   o Payments of patronage dividends where the amount received is not paid in money.
   o     Payments made by certain  foreign  organizations.

Payments of interest not generally subject to backup withholding include the following:
   o Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.
   o Payments of tax-exempt interest (including exempt-in-interest dividends under section 852).
   o     Payments described in section 6049(b)(5) to nonresident aliens.
   o     Payments on tax-free covenant bonds under section 1451.
   o     Payments made by certain foreign organizations.
   o     Mortgage interest paid to the payer.
Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.
Certain payments other than interest, dividends, and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details see section 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N and their regulations.

PRIVACY ACT NOTICE. Section 6109 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES.
(1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.
(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION. Falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                                             EXHIBIT (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Shares. The Offer is being made solely pursuant to the Offer to Purchase, dated December 20, 2004, and the related Letter of Transmittal and any amendments or supplements thereto to all holders of the Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       of

                            ELMER'S RESTAURANTS, INC.

             NOT OWNED BY THE STOCKHOLDERS OF ERI ACQUISITION CORP.

                                       at

                                 $7.50 PER SHARE

                                       by

                              ERI ACQUISITION CORP.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN STANDARD
            TIME, ON FEBRUARY 2, 2005, UNLESS THE OFFER IS EXTENDED.

         ERI ACQUISITION CORP., a newly formed Oregon corporation ("Purchaser") controlled by Bruce N. Davis ("Mr. Davis"), Chairman of the Board and President of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), William W. Service, a director and the former Chief Executive Officer of the Company, Thomas C. Connor, Corydon H. Jensen, Jr., Dennis M. Waldron, Richard C. Williams and Donald W. Woolley, each of whom is a member of the Company's board of directors, Linda Ellis-Bolton, Karen K. Brooks, Richard P. Buckley, David D. Connor, Stephanie M. Connor, Debra A. Woolley-Lee, Douglas A. Lee, David C. Mann, Sheila
J. Schwartz, Gerald A. Scott, a Vice President of the Company, Gary N. Weeks, Gregory W. Wendt, Dolly W. Woolley, and Donna P. Woolley (collectively, the "Continuing Shareholders"), hereby offers to purchase (the "Offer") at a price of $7.50 per share (the "Offer Price"), in cash, all outstanding shares of common stock, no par value per share, of Elmer's (the "Shares") not currently owned by the Continuing Shareholders, on the terms and subject to the conditions specified in the Offer to Purchase, dated December 20, 2004 (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"). Tendering stockholders who tender directly to OTR, Inc. (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Tendering stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees or commissions.

         The period until 12:00 midnight, Eastern Standard Time, on February 2, 2005, as such period may be extended, is referred to as the "Offering Period." Subject to the applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary and making a public announcement thereof as described in the Offer to Purchase. Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Offer is conditioned on, among other things, the tender in the Offer of a sufficient number of Shares such that, after the Shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding Shares that are not owned by the Continuing Shareholders and the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. However, Purchaser reserves the right, in its sole discretion, to waive the Minimum Tender Condition.

         The purpose of the Offer is for Purchaser to acquire for cash as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Elmer's. If the Offer is successful, Purchaser will be merged with and into Elmer's pursuant to the "short form" merger provisions of the Oregon Business Corporation Act without prior notice to, or any action by, any other stockholder of Elmer's (the "Merger"). The Merger will result in each then outstanding Share (other than Shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Oregon law) being converted into the right to receive the same amount of cash consideration paid in the Offer.

         For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered and not withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), and any other required documents. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         Tenders of Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time prior to 12:00 midnight Eastern Standard Time, on February 2, 2005, or such other date and time to which the Offer may be extended.

         The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes (and also may be a taxable transaction under applicable state, local, foreign and other income tax laws). In general, for United States federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between the holder's adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. If the Shares exchanged constitute capital assets in the hands of the stockholder, gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the Shares were held for more than one year on the date of sale (or, if applicable, the date of the Merger), and if held for one year or less they will be subject to tax at ordinary income tax rates. Certain limitations may apply on the use of capital losses. The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations such as stockholders who received their Shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United States persons. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign or other tax laws.

         The terms of the Offer are more fully set forth in the Offer to Purchase, the Letter of Transmittal and accompanying documents (collectively, the "Tender Offer Documents"). Purchaser has filed a Schedule TO with the Securities and Exchange Commission in connection with the Offer, which includes the Offer to Purchase as an exhibit thereto. All of the information contained in Purchaser's filing on Schedule TO and the exhibits thereto, including the information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) under the Exchange Act, is incorporated herein by reference.

         A request has been made to Elmer's for the use of Elmer's stockholder list and security position listings for the purpose of disseminating the Offer to Purchase to stockholders. Upon compliance by Elmer's with such request and Rule 14d-5 under the Exchange Act pertaining to such request, the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

         Questions and requests for assistance or additional copies of the Tender Offer Documents may be directed to OTR, Inc., Purchaser's Information Agent, at its address and telephone numbers listed below, and copies will be furnished promptly at Purchaser's expense.

                       INFORMATION AGENT FOR THE OFFER IS:

                                    OTR, Inc.
                           1000 SW Broadway, Suite 920
                             Portland, Oregon 97205
                            Telephone (503) 225-0375
                               Fax (503) 273-9168


December 20, 2004

                                                            EXHIBIT (a)(1)(viii)

                                  NEWS RELEASE

        ERI ACQUISITION CORP. COMMENCES CASH TENDER OFFER FOR OUTSTANDING
             SHARES OF ELMER'S RESTAURANTS, INC. AT $7.50 PER SHARE.

Portland, Oregon (December 20, 2004) - ERI Acquisition Corp. ("Purchaser"), a corporation led by Bruce N. Davis, Chairman of the Board and President of Elmer's Restaurants, Inc (NASDAQ-SmallCap: ELMS) (the "Company"), and whose shareholders include the other members of the Company's board of directors, and certain other individuals (collectively, the "Continuing Shareholders"), today announced that it has commenced a cash tender offer for all of the outstanding common stock of the Company not owned by the Continuing Shareholders at an offer price of $7.50 per share in cash (the "Offer"). The offer and withdrawal rights will expire at 12:00 Midnight, Eastern Standard Time, on February 2, 2005, unless extended by Purchaser.

The Offer is conditioned on, among other things, the tender in this Offer of a sufficient number of shares of outstanding Elmer's common stock not owned by the Continuing Shareholders such that, after such shares are purchased pursuant to the Offer, Purchaser would own at least 90% of the outstanding Elmer's common stock (the "Minimum Tender Condition"), which would also mean that at least a majority of the outstanding shares that are not owned by the Continuing Shareholders and the other executive officers and directors of Elmer's had been tendered (the "Majority of the Minority Condition"). In no event may the Majority of the Minority Condition be waived. The Offer is also subject to certain other conditions described in the tender offer documents to be filed by Purchaser with the SEC.

The Continuing Shareholders decided to pursue the offer because, as owners of 59% of Elmer's common stock, they believe that the anticipated costs of remaining a public company exceed any resulting benefits. The expected public company costs for FY 2005 are approximately $468,000, an increase of approximately $200,000 over the prior year. These are ongoing expenses as long as Elmer's remains public. The $468,200 in expected public company costs represents approximately 25% of the Company's FY 2004 pre-tax income.

The purpose of the Offer is to acquire for cash as many outstanding shares as possible of Elmer's common stock not owned by the Continuing Shareholders as a first step of a going private transaction resulting in Purchaser acquiring the entire equity interest in Elmer's. If both the Minimum Tender Condition and the Majority of the Minority Condition is satisfied, and the Offer is successful, Purchaser will be merged with and into Elmer's, and each then outstanding share of Elmer's common stock (other than shares, if any, held by stockholders who are entitled to and who properly exercise appraisal rights under Oregon law) will be converted into the right to receive the same amount of cash consideration paid in the Offer. There can be no assurance that the proposed going private transaction will be consummated.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The complete terms and conditions of the Offer are set forth in an offer to purchase, letter of transmittal and other related materials that are being filed with the Securities and Exchange Commission and distributed to Elmer's stockholders. This press release is not a substitute for such filings.

Investors are urged to read such documents, together with the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Elmer's within 10 days of the Offer, when they become available because they will contain important information. Any such documents, once filed, will be available, free of charge, at the SEC's website (www.sec.gov) or by contacting OTR, Inc. as the information agent for the transaction at (503) 225-0375.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF ELMER'S. ERI ACQUISITION CORP. WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

                                                               EXHIBIT (a)(1)(x)

                              ERI Acquisition Corp.
                                 363 High Street
                              Eugene, Oregon 97401
                            Telephone: (542) 465-3966

                                December 20, 2004

To the Shareholders of Elmer's Restaurants, Inc.:

         Enclosed  are  materials  in  connection  with a  tender  offer  by ERI
Acquisition Corp., a corporation led by Bruce N. Davis, Chairman of the Board and President of Elmer's, and whose shareholders include the other members of Elmer's board of directors, and certain other individuals (collectively, the "Continuing Shareholders"). Pursuant to this tender offer, ERI Acquisition Corp. is offering to purchase your shares of Elmer's stock for a price of $7.50 per share in cash. In order to sell your shares to ERI Acquisition Corp., you must "tender" your shares in accordance with the procedures set forth in the enclosed materials.

         The Continuing Shareholders decided to pursue the offer because, as owners of 59% of Elmer's common stock, they believe that the anticipated costs of remaining a public company exceed any resulting benefits. The Continuing Shareholders' pro rata share of the expected public company costs for FY 2005 is approximately $276,000, reflecting an estimated total cost of approximately $468,000. These are ongoing expenses as long as Elmer's remains public. In the view of the Continuing Shareholders, this is the equivalent of paying $0.25 per share per year as a pretax fee to remain public (which amount is determined by dividing $468,200 in estimated annual public company costs by 1,842,945, the number of shares of the Company's outstanding common stock). The $468,200 of expected public company costs represents approximately 25% of the Company's reported fiscal year 2004 pre-tax income.

         This is a "going private" transaction. The purpose of the tender offer is for ERI Acquisition Corp. to purchase as many outstanding shares as possible as a first step in acquiring the entire equity interest in Elmer's. If certain conditions are satisfied, immediately following ERI Acquisition Corp.'s purchase of shares in the tender offer, ERI Acquisition Corp. will merge with Elmer's. In the merger, each outstanding share of Elmer's common stock that was not tendered (other than shares held by the Continuing Shareholders and by shareholders who exercise and perfect their dissenters' rights under Oregon law as described in the offer materials) will be converted into the right to receive $7.50 per share.

         The enclosed tender offer materials include the Offer to Purchase and a Letter of Transmittal for use in tendering your shares. Those documents set forth more fully the terms and conditions of the tender offer and the merger.

         We urge you to read the enclosed tender offer materials (along with the solicitation/ recommendation statement on Schedule 14D-9, which Elmer's is required to file with the U.S. Securities and Exchange Commission and send to you within 10 days of the date of the tender offer) in their entirety and consider them carefully before deciding whether to tender your shares because they contain important information. You must make your own decision as to the acceptability of the offer and you should consult your own financial and legal advisors and make such other investigations concerning the offer and the merger as you deem necessary.

         Questions and requests for assistance may be directed to OTR, Inc., as Information Agent for this offer, at OTR, Inc., Attn: Robert Roach, 1000 SW Broadway, Suite 920, Portland, Oregon 97205 or call (503) (503) 225-0375.

                                    Sincerely,


                                    /s/ BRUCE N. DAVIS

                                    Bruce N. Davis
                                    President

                                                                  EXHIBIT (b)(1)




October 5, 2004


Mike Chamberlin
Elmer's Acquisition Group
11802 SE Stark St
Portland, Oregon 97216

Dear Mike:

We are pleased to submit the following financing proposal ("Proposal"). If you accept this Proposal, it will be submitted for review by GE CAPITAL FRANCHISE FINANCE CORPORATION ("GEFF").


I. FINANCING TERMS:

LENDER:  GEFF, or its assigns

                                     LOAN #1
                                     -------

BORROWER:  Elmer's Acquisition Group ("BORROWER")

SECURITY: A first lien security interest in the business assets including equipment, seating, receivables, decor, etc. located at All available corporate owned restaurants (each, a "Property" and collectively, the "Properties"). As additional collateral, GEFF may require Borrower to provide a stock pledge and/or assignment of franchise royalties.

The proposed loan will be cross-defaulted and cross-collateralized with all loans to the BORROWER from GEFF or its affiliates.

Upon sale of the Property to a GEFF qualified purchaser, such purchaser may assume BORROWER'S obligations under the loan agreements for a fee of 1% of the then outstanding principal. Any such assumption remains subject to GEFF'S prior review and written approval.

FUNDING CUT-OFF DATE: December 31, 2004

The "Loan Closing Date" (the date on which a loan is fully funded and the Loan Term commences) must occur by the above date.

BORROWER will have one (1) option to extend the Funding Cut-Off-Date for an additional sixty (60) days upon written request to GEFF.

LOAN TABLE: LOAN ONE

--------------------------------------------------------------------------------------------------------------------------------

        ADVANCE                                                             INTEREST      RATE          RATE        INTEREST
      CALCULATION     LOAN AMOUNT      TERM     AMORTIZATION    PAYMENT       RATE     CALCULATION   CONVERSION     RATE TYPE
--- --------------- --------------- ---------- -------------- ------------ ---------- ------------- ------------ ---------------
                                                                                                                    Fixed at
     Up to 100% of                                                                       Ten (10)                 Closing Rate
 A  the refinanced   $3,500,000.00   10 years     10 years     $41,728.52     7.60%     Yr Swaps +      N/A       (determined
       amount                                                                              2.99%                   as of Loan
                                                                                                                  Closing Date)
--------------------------------------------------------------------------------------------------------------------------------

The Loan Amount(s) shown in the Loan Table are approximate based on preliminary information provided by the BORROWER. The Payment amount(s) shown above are based on the stated Loan Amount and Interest Rate, and are subject to change in conjunction with any change in the Loan Amount.

All scheduled payments of principal and interest will be paid to GEFF via automated clearinghouse debit from a U.S. bank account in the name of BORROWER.

DEPOSIT:  $2,000.00 (combined for Loan One and Two)

Upon acceptance of this proposal, BORROWER will pay GEFF a non-interest bearing Deposit in the amount shown above. This Deposit will be returned to the
BORROWER: (i) in the event GEFF does not approve this transaction; (ii) upon Closing and receipt of all documentation (net of any fees and any out-of-pocket expenses); and (iii) upon GEFF's termination of this transaction because of a material adverse change in the BORROWER'S financial condition. If this transaction is not fully closed by the Funding Cut-Off Date for any other reason, GEFF will retain the entire Deposit as liquidated damages. In the event such Deposit is not sufficient to pay GEFF'S reimbursable costs, BORROWER will promptly pay any shortfall to GEFF.

                                     LOAN #2
                                     -------

BORROWER: Elmer's Restaurants, Inc. ("BORROWER"), or stock acquisition company during interim shareholder stock purchase period.

SECURITY: A first lien security interest in the business assets including equipment, seating, receivables, decor, etc. located at All available corporate owned restaurants (each, a "Property" and collectively, the "Properties"). As additional collateral, GEFF may require Borrower to provide a stock pledge and/or assignment of franchise royalties.

The proposed loan will be cross-defaulted and cross-collateralized with all loans to the BORROWER from GEFF or its affiliates.

Upon sale of the Property to a GEFF qualified purchaser, such purchaser may assume BORROWER'S obligations under the loan agreements for a fee of 1% of the then outstanding principal. Any such assumption remains subject to GEFF'S prior review and written approval.

FUNDING CUT-OFF DATE: December 31, 2004.

BORROWER will have one (1) option to extend the Funding Cut-Off-Date for an additional sixty (60) days upon written request to GEFF.

LOAN TABLE: LOAN TWO

------------------------------------------------------------------------------------------------------------------------------------

        ADVANCE                                                             INTEREST      RATE            RATE          INTEREST
      CALCULATION     LOAN AMOUNT      TERM     AMORTIZATION    PAYMENT       RATE     CALCULATION     CONVERSION       RATE TYPE
--- --------------- --------------- ---------- -------------- ------------ ---------- ------------- ----------------- --------------
                                                                                                        Between
                                                                                                      seven months
                                                                                                      and twenty-
     Up to 100% of                                                                       90 day       four months,     Variable Rate
 A  the refinanced   $1,500,000.00   10 years     10 years     $16,562.83     5.88%      LIBOR +        BORROWER       (w/option to
        amount                                                                            3.55%      can fix rate at       fix)
                                                                                                       Five (5) Yr
                                                                                                         Swaps +
                                                                                                          3.24%
------------------------------------------------------------------------------------------------------------------------------------

The Loan Amount(s) shown in the Loan Table are approximate based on preliminary information provided by the BORROWER. The Payment amount(s) shown above are based on the stated Loan Amount and Interest Rate, and are subject to change in conjunction with any change in the Loan Amount.
All scheduled payments of principal and interest will be paid to GEFF via automated clearinghouse debit from a U.S. bank account in the name of BORROWER.

DEPOSIT:  $2,000.00  (combined for Loan One and Two).

Please see the Deposit section in Loan One for additional details concerning the circumstances under which a Deposit will be returned.

LOAN TABLE: LOAN THREE

------------------------------------------------------------------------------------------------------------------------------------

        ADVANCE                                                             INTEREST      RATE            RATE          INTEREST
      CALCULATION     LOAN AMOUNT      TERM     AMORTIZATION    PAYMENT       RATE     CALCULATION     CONVERSION       RATE TYPE
--- --------------- --------------- ---------- -------------- ------------ ---------- ------------- ----------------- --------------
                                                                                                        Between
                                                                                                      seven months
                                                                                                      and twenty-
     Up to 100% of                                                                       90 day       four months,     Variable Rate
 A  the refinanced   $1,500,000.00   10 years     10 years     $16,562.83     5.88%      LIBOR +        BORROWER       (w/option to
        amount                                                                            3.55%      can fix rate at       fix)
                                                                                                       Five (5) Yr
                                                                                                         Swaps +
                                                                                                          3.24%
------------------------------------------------------------------------------------------------------------------------------------

The Loan Amount(s) shown in the Loan Table are approximate based on preliminary information provided by the BORROWER. The Payment amount(s) shown above are based on the stated Loan Amount and Interest Rate, and are subject to change in conjunction with any change in the Loan Amount.
All scheduled payments of principal and interest will be paid to GEFF via automated clearinghouse debit from a U.S. bank account in the name of BORROWER.

DEPOSIT:  $2,000.00  (combined for Loan One and Two)

Please see the Deposit section in Loan One for additional details concerning the circumstances under which a Deposit will be returned.

INTEREST RATE DESCRIPTIONS: The interest rate alternatives offered on the above table(s) are described below:

Fixed at Closing Rate (determined as of Loan Closing Date): The rate quoted in the Loan Table is for illustrative purposes and shows the Interest Rate that would be effective if the Loan Closing Date is the same as the date of this letter. The actual Fixed at Closing Rate will be determined using the Rate Calculation formula in the Loan Table and will not change during the loan Term. The Interest Rate will be set two (2) business days prior to the Loan Closing Date.

The Loan Amount will be repayable in level installments, including principal and interest, accrued at the per annum rate described in the Loan Table. Payments will be due monthly in arrears, and pro-rated interest for the number of days remaining in the month in which the loan closing occurs will be collected on the Loan Closing Date.

Variable Rate (with option to fix): The rate quoted in the Loan Table is for illustrative purposes and shows the Interest Rate that would be effective as of the date of this letter. The actual Interest Rate will be determined using the applicable Rate Calculation formula in the Loan Table.

The Loan Amount will be repayable in level installments, including principal and interest, accrued at the per annum rate described in the Loan Table. Payments will be due monthly in arrears, and pro-rated interest for the number of days remaining in the month in which the loan closing occurs will be collected on the Loan Closing Date. The Interest Rate will be adjusted on the first of each month.

On the Loan Closing Date and each anniversary of the first payment date following the Loan Closing Date, the amount of each monthly payment for the ensuing twelve (12) months will be calculated based on the then outstanding principal balance, the then outstanding Variable Rate, and the number of months remaining in the loan Term.

During the time period after the Loan Closing Date described in the applicable box of the Conversion Rate column in the Loan Table, the BORROWER will have the option, to be exercised only once, upon written notice to GEFF, to request that GEFF fix the Interest Rate for the remaining loan Term. Ten (10) business days after GEFF'S receipt of such notice, the Interest Rate will be fixed at the rate calculated as described in the "Conversion Rate" column in the Loan Table. The BORROWER will be provided with the adjusted payment amount reflecting such fixed Interest Rate subsequent to the election of the fixed rate.

EARLY TERMINATION: On any regularly scheduled payment date, BORROWER will have the right to prepay all, but not less than all, of the outstanding balance of the loan.

At anytime a variable rate is in effect, the outstanding balance of the loan may be prepaid without premium or penalty.

At anytime a fixed rate is in effect during years one through four of the Loan Term, the outstanding balance of the loan may be prepaid with the payment of a prepayment fee equal to 1% of the principal prepaid (0% after year four of the Loan Term). In addition, the BORROWER may be subject to the payment of a Prepayment Premium to offset GEFF's breakage costs. The Prepayment Premium is equal to the positive difference (if any) between: (i) the present value of the remaining stream of payments during the period when a fixed rate is in effect calculated using the interpolated yield, at the time of prepayment, of the two U.S. Dollar Interest Rate Swaps (as published in Federal Reserve Statistical Release H.15 [519] at http://www.federalreserve.gov/releases/H.15/) whose terms most closely match the remaining period a fixed rate is in effect, and (ii) the present value of the remaining stream of payments calculated using the interpolated yield, as of the date the fixed rate is set, of the two U.S. Dollar Interest Rate Swaps whose terms most closely match the entire period the fixed rate is in effect.

If the present value of the calculation described in (ii) above is equal to or greater than the present value of the calculation described in (i) above, the Prepayment Premium will equal zero. The prepayment fee of 1% of the principal amount prepaid will be payable in any event.

PRINCIPAL PREPAYMENT OPTIONS FOR LOAN 2: The BORROWER may prepay up to 20% of the original loan balance for Loan 2 every 12-month period on the anniversary of the Loan Closing Date with no prepayment fees, regardless of interest rates when prepaid. This can be done up to 3 times during the Loan Term and is not cumulative (i.e. maximum is 20% per year). A $250 processing fee will be required with each additional principal prepayment.

CORPORATE FIXED CHARGE COVERAGE RATIO (POST-COMPENSATION): BORROWER; and/or Elmer's Restaurants, Inc. must maintain a Corporate Fixed Charge Coverage Ratio (Post-Compensation) equal to or greater than 1.25:1 as measured for each fiscal year. Corporate Fixed Charge Coverage Ratio equals the ratio of: (a) the sum of net income, depreciation and amortization, interest expense, income taxes and operating lease expense, plus or minus other non-cash adjustments or non-recurring items (as allowed by GEFF), minus increases in officer or shareholders loan receivables, and dividends or distributions not otherwise expensed on the applicable income statement(s) to, (b) the sum of operating lease expense, principal payments on long term debt, maturities of all capital leases and interest expense (excluding non-cash interest expense and amortization of non-cash financing expenses).

EFFECTIVE FUNDED DEBT TO EBITDAR: As measured for BORROWER; and/or Elmer's Restaurants, Inc. on the last day of each fiscal year, Effective Funded Debt to EBITDAR shall be equal to or less than 7.0. "Effective Funded Debt" is defined as all term debt, plus third party lease payments multiplied by 10. EBITDAR is defined as net income, plus interest expense, plus income taxes, plus depreciation and amortization expense, plus third party rent, plus or minus other non-cash adjustments or non-recurring items (as allowed by GEFF), less increases in officer or shareholder loans receivable, less dividends or distributions not otherwise expensed on the applicable income statement(s).

II. CLOSING CONDITIONS:

DOCUMENTATION: The loan will be documented using GEFF'S standard form loan documentation for this type of transaction with such changes as may be necessary to address the specific terms and conditions of the loan.

EXPENSES: GEFF contemplates using standardized documentation to document the transaction. If this transaction is approved by GEFF, BORROWER will pay all of GEFF'S "out-of-pocket" expenses and a non-refundable documentation fee of $1,000 per loan. Out-of-pocket expenses are likely to include UCC search fees and filing fees. However, in the event the transaction contemplated herein necessitates that GEFF use outside counsel (e.g., loans greater than $5,000,000), obtain appraisals, or incur other unanticipated out-of-pocket expenses, such costs shall be borne by the BORROWER.

INSURANCE: BORROWER, at its own expense, will provide property, liability and other insurance in such amounts as GEFF may from time to time require. All insurance policies will be subject to GEFF'S approval and will include any endorsements that GEFF may reasonably require.

III. OTHER MATERIAL PROPOSAL TERMS

PROPOSAL EXPIRATION DATE:  October 15, 2004

This proposal will expire if it is not signed by the BORROWER and returned to GEFF by the above date.

NON-DISCLOSURE: The terms of this proposal are confidential. Such terms may not be disclosed in whole or in part to any other person or entity except the Securities and Exchange Commission (SEC) without GEFF'S written consent, except for disclosure on a confidential basis to BORROWER'S accountants, attorneys and other professional advisors retained in connection with the proposed financing described herein, or as may be required by law. The provisions of this paragraph will remain in full force and effect regardless of whether any definitive documentation for the proposed financing described herein will be executed and notwithstanding the termination of this letter or any undertaking hereunder.

TERMINATION: GEFF will have the right and option, without incurring any liability to the BORROWER, to terminate this proposed transaction and any subsequent commitment that may be issued if one or more of the following events occur: (i) a material adverse change in BORROWER'S or any Guarantor's financial condition prior to funding; (ii) any facts emerge which would, in GEFF'S sole judgment, have the effect of impairing the Property; (iii) any facts emerge which were not previously disclosed to GEFF with respect to any BORROWER or Guarantor which, in GEFF'S sole judgment, would have caused GEFF to refuse to issue a commitment; (iv) BORROWER or any Guarantor have made any misrepresentations to GEFF or withheld any other information with regard to the proposed transaction; (v) the financial information or financial statements submitted to GEFF in connection with this proposed transaction were not true, correct and complete when submitted; (vi) BORROWER or any Guarantor default on any of their contractual obligations to GEFF or its affiliates; or (vii) the expiration, revocation, addition, substitution, transfer or termination of any applicable franchise agreement or concept without GEFF'S prior written consent. GEFF will retain the Deposit described above if a commitment has been issued and is terminated due to facts described in (iii), (iv), (v), (vi) and (vii) above. If the proposed transaction is otherwise terminated after a commitment has been issued, the Deposit will be returned to BORROWER less any documentation fee and GEFF'S actual out-of-pocket expenses.

BORROWER acknowledges that this proposal supersedes all previous discussions, representations and agreements, either written or oral, and that there are no promises, agreements, or understandings outside of this proposal.

PRE-APPROVAL EXPENSE AUTHORIZATION: BORROWER hereby requests an expedited schedule for the documentation and closing of the subject loan(s). The BORROWER is aware that the requested loan(s) have not been approved by GEFF as of the date of this letter and GEFF has not committed to fund the subject loan(s). The BORROWER will reimburse GEFF for all reasonable and necessary costs ("Reimbursable Costs") incurred by GEFF in documenting and processing the request for the loan(s) even if the request for the loan(s) are ultimately not approved by GEFF and GEFF does not extend the requested loan(s). The Reimbursable Costs may include, without limitation, the following: (a) structural engineering fees; (b) environmental inspection fees; (c) GEFF'S attorney's fees; (d) GEFF'S documentation fee; (e) tax service fees; (f) title charges; (g) survey costs; and (h) other costs and expenses required by GEFF to process and document the loan(s). It is further agreed that GEFF may apply the Deposit(s) which have been tendered by BORROWER to GEFF to pay the Reimbursable Costs. In the event that such Deposits are not sufficient to pay the Reimbursable Costs, BORROWER will promptly pay any additional sums necessary to fully reimburse GEFF.

THIS PROPOSAL IS NOT A COMMITMENT TO PROVIDE FINANCING AND IS NOT MEANT TO CONTAIN ALL OF THE TERMS AND CONDITIONS THAT MAY BE APPLICABLE TO THE FINANCING DESCRIBED IN THIS PROPOSAL IF ULTIMATELY APPROVED BY GEFF. IN THE EVENT OF SUCH APPROVAL, A WRITTEN COMMITMENT WILL BE ISSUED BY GEFF THAT WILL ESTABLISH FINAL TERMS AND CONDITIONS UPON WHICH GEFF WOULD BE WILLING TO PROCEED WITH THE TRANSACTIONS DESCRIBED HEREIN.

TO PROCEED WITH YOUR LOAN APPLICATION:
--------------------------------------

     1) Sign this proposal and return it to GEFF prior to the Proposal Expiration Date.

     2) Choose one Term and Interest Rate alternative for each loan by checking the appropriate items below:

LOAN #1

(  ) Alternative A: $5,000,000.00; 10 years Term/10 years Amort.; Fixed at
     Closing Rate

LOAN #2

(  ) Alternative A: $1,500,000.00; 10 years Term/10 years Amort.; Variable Rate
     (with option to fix)

     3) Please remit one check written to "GE Capital Franchise Finance Corporation" for the aggregate amount of the "Deposit(s)" associated with the loan(s) which you would like to finance with GEFF. The Deposit amount(s) are re-stated below.

                  Loan 1 and 2 Deposit: $2,000.00

     4) Send GEFF all of the outstanding requested information to the extent this information is currently available.

We appreciate the opportunity to submit this proposal. If you have any questions or require further information, please feel free to contact me at: (800) 451-5505 x3530 or andy.tubb@ge.com.

Sincerely,




Andrew Tubb
Vice President, Account Executive
GE Capital Franchise Finance Corporation

The above terms and conditions are hereby agreed to and accepted this _____ day of _________, 2004.


Elmer's Acquisition Group

By:_______________________________________________________

Name:_____________________________________________________

Title:____________________________________________________

                                                                 EXHIBIT (b)(ii)


December 3, 2004



Bruce N. Davis
ERI Acquisition Corp.
11802 SE Stark St.
Portland, OR 97216


Dear Bruce:

We are pleased to advise you that our loan proposal dated October 5, 2004 (the "Proposal") has been approved and we are pleased to submit to you this commitment (this "Commitment"). All defined terms used but not defined in this Commitment shall have the meanings set forth in the Proposal.

All terms and conditions of the Proposal remain as stated, with the following exceptions:

ADDITIONAL CONDITIONS TO CLOSING:


BUSINESS VALUATION OPINION: GEFF will have received and approved an independent Business Valuation Opinion completed by FTI Consulting. Report to determine the fair market value of the company's assets including general intangibles and other assets (the "going concern" enterprise value of the company) post transaction and post merger.

VALUATION ANALYSIS (FAIRNESS OPINION): GEFF has received and accepted the form of the Elmer's Restaurants Inc. Valuation Analysis dated August 5, 2004 ("VA Report") and prepared by Veber Partners. As a condition to closing GEFF shall receive and approve a bring down comfort letter ("Comfort Letter") to the VA Report that is dated within three (3) weeks of the closing date of the transaction and that indicates no material adverse change has taken place to the VA Report.

APPROVAL OF TAX LIEN: GEFF will have received and approved evidence of payment of a $211 county tax lien against Grass Valley Ltd. Reported Jan. 1996.

FINANCIAL STATEMENTS: Approval subject to receiving separate financial statements (balance sheet & income statements) for the last FYE, interim, and prior year comparable for Elmer's Pancake & Steakhouse, Grass Valley Ltd., and CBW Food Company, LLC.

INDEMNITY: GEFF will have received and approved indemnity agreements from all 22 shareholders that will indemnify GEFF against securities laws violations.

OTHER: ERI Acquisition Corp. must acquire a majority of the minority of the outstanding Elmer's Restaurants, Inc. stock.

DEPOSIT: $30,000.00 (combined deposit for Loan #1, Loan #2, and Business Valuation Opinion). Upon acceptance of this proposal, BORROWER will pay GEFF a non-interest bearing Deposit in the amount shown above. BORROWER has previously paid a deposit of $5,000.00 and an additional $25,000.00 will be due upon acceptance of this commitment for a total deposit of $30,000.00. This Deposit will be returned to the BORROWER: (i) upon Closing and receipt of all documentation (net of any fees and any out-of-pocket expenses); and (ii) upon GEFF'S termination of this transaction because of a material adverse change in the BORROWER'S financial condition. If this transaction is not fully closed by the Funding Cut-Off Date for any other reason, GEFF will retain the entire Deposit as liquidated damages. In the event such Deposit is not sufficient to pay GEFF'S reimbursable costs, BORROWER will promptly pay any shortfall to GEFF.

ADDITIONAL LOAN TERMS:

LOAN TABLE: LOAN ONE

--------------------------------------------------------------------------------------------------------------------------------

        ADVANCE                                                             INTEREST      RATE          RATE        INTEREST
      CALCULATION     LOAN AMOUNT      TERM     AMORTIZATION    PAYMENT       RATE     CALCULATION   CONVERSION     RATE TYPE
--- --------------- --------------- ---------- -------------- ------------ ---------- ------------- ------------ ---------------
                                                                                                                    Fixed at
     Up to 100% of                                                                     Ten (10) Yr                Closing Rate
 A  the refinanced   $3,500,000.00   10 years     10 years     $41,875.17    7.68%       Swaps +        N/A       (determined
        amount                                                                            2.99%                    as of Loan
                                                                                                                  Closing Date)
--------------------------------------------------------------------------------------------------------------------------------

The Loan Amount(s) shown in the Loan Table are approximate based on preliminary information provided by the BORROWER. The Payment amount(s) shown above are based on the stated Loan Amount and Interest Rate, and are subject to change in conjunction with any change in the Loan Amount.

All scheduled payments of principal and interest will be paid to GEFF via automated clearinghouse debit from a U.S. bank account in the name of BORROWER.

LOAN TABLE: LOAN TWO

------------------------------------------------------------------------------------------------------------------------------------

        ADVANCE                                                             INTEREST      RATE            RATE          INTEREST
      CALCULATION     LOAN AMOUNT      TERM     AMORTIZATION    PAYMENT       RATE     CALCULATION     CONVERSION       RATE TYPE
--- --------------- --------------- ---------- -------------- ------------ ---------- ------------- ----------------- --------------
                                                                                                        Between
                                                                                                      seven months
                                                                                                      and twenty-
     Up to 100% of                                                                       90 day       four months,     Variable Rate
 A  the refinanced   $3,000,000.00   10 years     10 years     $33,230.87     5.95%      LIBOR +        BORROWER       (w/option to
        amount                                                                            3.55%      can fix rate at       fix)
                                                                                                       Five (5) Yr
                                                                                                         Swaps +
                                                                                                          3.24%
------------------------------------------------------------------------------------------------------------------------------------

The Loan Amount(s) shown in the Loan Table are approximate based on preliminary information provided by the BORROWER. The Payment amount(s) shown above are based on the stated Loan Amount and Interest Rate, and are subject to change in conjunction with any change in the Loan Amount.

All scheduled payments of principal and interest will be paid to GEFF via automated clearinghouse debit from a U.S. bank account in the name of BORROWER.


BORROWER:  ERI Acquisition Corp.


CORPORATE GUARANTOR(S): Following the completion of the tender offer and the merger, Elmer's Pancake & Steakhouse, Grass Valley Ltd., CBW Food Company, LLC. Each will guarantee for the term of the loan. Guarantee for each entity will be limited to a predetermined amount based on valuation and FCCR analysis on such entity.

STOCK PLEDGE (MONETARY DEFAULT): Limited-recourse guarantees from 22 individuals who will own 100% of the Elmer's Restaurant, Inc. stock post transaction and post merger. Guarantee will be secured by a pledge of stock in ERI Acquisition Corp., and after the merger, in Elmer's Restaurant, Inc. GEFF will agree to release its lien on up to 15% of the pledged stock if the proposed acquirer of such stock agrees, in writing, to certain restrictions, including an agreement by the holder of such stock that it will vote its stock with the majority interest holder (including GEFF in the event GEFF becomes owner of the stock by foreclosure or otherwise) (i) in connection with any decision to commence bankruptcy or other similar proceeding, (ii) in any plan proposed by any party in any bankruptcy proceeding or (iii) in connection with the sale of the assets of Elmer's Restaurant, Inc. These requirements will be effectuated, if required by GEFF, through certain restrictive legends placed on the applicable stock certificates.

COLLATERAL (LOAN #1): Prior to the merger, collateral for Loan #1 will be 100% stock pledge from ERI Acquisition Corp. in Elmer's Restaurants, Inc. (ERI Acquisition Corp. must have a minimum of 81% of Elmer's Restaurant, Inc. stock at 1st funding) and the cash collateral referred to below. Following the merger, the collateral will include: an assignment of franchise royalty stream from Elmer's Pancake & Steakhouse pursuant to documentation agreeable to both the borrower and GEFF, a 1st lien on all business assets at three existing Cooper's restaurants including equipment, seating, receivables, decor, liquor license, intellectual property, etc; a 1st lien on (all concepts other than Cooper's) intellectual property and liquor licenses; and a 2nd lien on all business assets (all concepts other than Cooper's) including equipment, seating, receivables, decor, liquor license, intellectual property, etc.

ADDITIONAL COLLATERAL (LOAN #1): Pledge $2MM in cash or cash equivalents under complete GEFF control between the 1st disbursement and final funding and corresponding merger of the ERI Acquisition Corp and Elmer's Restaurant, Inc. This lien will be released on the 91st day following the pledge of all listed in the immediately preceding paragraph. Elmer's Restaurant, Inc. to be pledged to support the loan (absent a breach under the applicable loan agreement or any intervening bankruptcy filing). BORROWER must provide evidence of the source of cash collateral.

COLLATERAL (LOAN #2): Following the merger, an assignment of franchise royalty stream from Elmer's Pancake & Steakhouse pursuant to documentation agreeable to both the borrower and GEFF. A 1st lien on all business assets at three existing Cooper's restaurants including equipment, seating, receivables, decor, liquor license, intellectual property, etc. A 1st lien on (all concepts other than Cooper's) intellectual property and liquor licenses. A 2nd lien on all business assets (all concepts other than Cooper's) including equipment, seating, receivables, decor, liquor license, intellectual property, etc.

CORPORATE FIXED CHARGE COVERAGE RATIO: Borrower must maintain a Corporate Fixed Charge Coverage Ratio equal to or greater than 1.25:1 as measured for each fiscal year. Corporate Fixed Charge Coverage Ratio equals the ratio of: (a) the sum of net income, depreciation and amortization, interest expense, income taxes1 and operating lease expense, plus or minus other non-cash adjustments or non-recurring items (as allowed by GEFF), minus increases in officer or shareholders loan receivables, minus dividends or distributions in excess of shareholder's estimated pass-through tax liabilities (in the event borrower is treated as an S-Corp for federal tax purposes) not otherwise expensed on the applicable income statement(s) to, (b) the sum of operating lease expense, principal payments on long term debt, maturities of all capital leases and interest expense (excluding non-cash interest expense and amortization of non-cash financing expenses).

(1)Due to the structure of the borrowing entity, income taxes will by paid by the shareholders through dividend distributions. GEFF will allow a distribution add back equal to the pass-through tax liability of the borrower for the respective year. Documentation of the tax liability is to be provided by a CPA.

FUNDED DEBT TO EBITDA: As measured for BORROWER; and/or Elmer's Restaurants, Inc. on the last day of each fiscal year, Funded Debt to EBITDA shall be equal to or less than 4.75. "Funded debt" is defined as all term debt. EBITDA is defined as net income, plus interest expense, plus income taxes, plus depreciation and amortization expense plus or minus other non-cash adjustments or non-recurring items (as allowed by GEFF), less increases in officer or shareholder loans receivable, less dividends or distributions in excess of shareholder's estimated pass-through tax liability (in the event borrower is treated as an S-Corp for federal tax purposes) not otherwise expensed on the applicable income statement(s).


EARLY TERMINATION: On any regularly scheduled payment date, BORROWER will have the right to prepay all, but not less than all, of the outstanding balance of the loan.

At anytime a variable rate is in effect, the outstanding balance of the loan may be prepaid without premium or penalty.

At anytime a fixed rate is in effect during years one through four of the Loan Term, the outstanding balance of the loan may be prepaid with the payment of a prepayment fee equal to 1% of the principal prepaid (0% after year four of the Loan Term). In addition, the BORROWER may be subject to the payment of a Prepayment Premium to offset GEFF's breakage costs. The Prepayment Premium is equal to the positive difference (if any) between: (i) the present value of the remaining stream of payments during the period when a fixed rate is in effect calculated using the interpolated yield, at the time of prepayment, of the two U.S. Dollar Interest Rate Swaps (as published in Federal Reserve Statistical Release H.15 [519] at http://www.federalreserve.gov/releases/H.15/) whose terms most closely match the remaining period a fixed rate is in effect, and (ii) the present value of the remaining stream of payments calculated using the interpolated yield, as of the date the fixed rate is set, of the two U.S. Dollar Interest Rate Swaps whose terms most closely match the entire period the fixed rate is in effect.

If the present value of the calculation described in (ii) above is equal to or greater than the present value of the calculation described in (i) above, the Prepayment Premium will equal zero. The prepayment fee of 1% of the principal amount prepaid will be payable in any event.

PRINCIPAL PREPAYMENT OPTIONS FOR LOAN 2 (VARIABLE RATE LOAN): The BORROWER may prepay up to 20% of the original loan balance for Loan 2 every 12-month period on the anniversary of the Loan Closing Date with no prepayment fees, regardless of interest rates when prepaid. This can be done up to 3 times during the Loan Term and is not cumulative (i.e. maximum is 20% per year). A $250 processing fee will be required with each additional principal prepayment and the original loan principal payment schedule will remain unchanged (i.e. the loan term will be reduced).

In addition, at anytime the variable rate loan is in effect, the outstanding balance of the variable rate loan may be partially prepaid up to $1,500,000 of principal without premium, penalty or prohibition.

CROSS-DEFAULT/CROSS-COLLATERALIZATION: After the second funding, the loan documents will be cross-defaulted and cross-collateralized with each other and all other loan agreements, notes, mortgages, deeds of trust and other agreements now or hereafter entered into between (or, in the case of notes and guaranties, in favor of) (i) GEFF or any of its predecessors, other subsidiaries or affiliates, on the one hand, and (ii) Borrower, guarantors or any of their respective subsidiaries or affiliates, on the other hand.

FUNDING CUTOFF DATE: In the event that no portion of the loan is drawn by February 28, 2005, this date may be extended 75 days to allow for the completion of a long-form merger. The loan will be due and payable if not fully funded by the funding cutoff date.

COMMITMENT ACCEPTANCE:

Subject to the terms and conditions herein stated, this Commitment is an offer that may be accepted by you only until December 10, 2004. Effective acceptance requires actual receipt by GEFF of a fully executed counterpart of this Commitment, without any changes thereto, on or before such date.

All other terms and conditions of the Proposal remain unchanged, including that GEFF shall have the right and option, without incurring any liability to the BORROWER, to terminate this proposed transaction and this Commitment (if accepted by you), if one or more of the following events occur: (i) a material adverse change in BORROWER'S financial condition prior to funding; (ii) any facts which would, in GEFF'S sole judgment, have the effect of impairing the collateral for the Loan; (iii) any facts not previously disclosed to GEFF with respect to BORROWER which, in GEFF'S sole judgment, would have caused GEFF to refuse to issue a Commitment; (iv) the financial information or financial statements submitted to GEFF in connection with this proposed transaction were not true, correct and complete in all material respects when submitted; (v) BORROWER have made any material misrepresentations to GEFF or withheld any other material information with regard to the proposed transaction; or (vi) BORROWER defaults on any of their contractual obligations to GEFF or its affiliates.

THE PROPOSAL, AS MODIFIED BY THIS COMMITMENT, IS NOT MEANT TO DEFINE ALL OF THE TERMS AND CONDITIONS OF THE LOAN - IT IS INTENDED ONLY TO OUTLINE CERTAIN BASIC POINTS OF THE BUSINESS UNDERSTANDING FROM WHICH FINAL LEGAL DOCUMENTATION WILL BE PREPARED. THE OUTLINED TERMS AND CONDITIONS ARE SUBJECT TO FINAL DOCUMENTATION SATISFACTORY TO ALL PARTIES AND COMPLETE LEGAL REVIEW AND APPROVAL OF ALL PERTINENT MATTERS.

This Commitment may not be assigned by the BORROWER or relied upon by any third party without the prior written consent of GEFF, and will be governed by the internal laws of the State of Arizona, without giving effect to conflict of law principles. GEFF may assign this Commitment without the consent of the BORROWER.

The Proposal as modified by this Commitment (i) supersedes any previous discussions, agreements and/or proposal/commitment letters relating to the Loan, and (ii) may only be amended by a written agreement executed by GEFF and the BORROWER.

ANY ACTION ARISING OUT OF THIS COMMITMENT OR THE LOAN DOCUMENTS SHALL BE PROSECUTED ONLY IN THE STATE OR FEDERAL COURTS LOCATED IN THE STATE OF ARIZONA. GEFF, BORROWER AND THE GUARANTORS WAIVE ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION ARISING OUT OF THIS COMMITMENT. BORROWER AND THE GUARANTORS WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO SEEK OR RECOVER FROM GE CAPITAL OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS AND EMPLOYEES

ANY AWARD OF SPECIAL, INDIRECT, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH ANY DEFAULT BY GE CAPITAL UNDER THIS COMMITMENT. IN THE EVENT OF LITIGATION, THIS COMMITMENT LETTER MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT AND THE OTHER TERMS OF THIS PARAGRAPH.

Please indicate your acceptance of this Commitment by executing it in the space provided below and returning it to my attention by December 10, 2004. If you have any questions regarding this matter, please feel free to contact me.

Sincerely,

GE CAPITAL FRANCHISE FINANCE CORPORATION


/s/ LISA A. MORRIS


Lisa A. Morris
Senior Risk Analyst
(800) 528-1179


The above terms and conditions are hereby agreed to and accepted this ______ day of __________________, 2004.



ERI ACQUISITION CORP., AN ENTITY TO BE FORMED


By:
    ----------------------------------------

Printed Name:
              ------------------------------

Title:
       -------------------------------------

                                                                    EXHIBIT (c)











                            ELMER'S RESTAURANTS INC.
                               VALUATION ANALYSIS

                                      As of
                                 August 5, 2004








                                  Prepared by:

                               VEBER PARTNERS, LLC





























Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

                            ELMER'S RESTAURANTS INC.
                               VALUATION ANALYSIS


                                TABLE OF CONTENTS

INTRODUCTION...................................................................3
SELECTED COMPARABLE COMPANY ANALYSIS...........................................6
SELECTED COMPARABLE TRANSACTION ANALYSIS.......................................9
DISCOUNTED CASH FLOW ANALYSIS.................................................12
SUMMARY.......................................................................13
EXHIBITS......................................................................14













































Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

                            ELMER'S RESTAURANTS INC.
                               VALUATION ANALYSIS

INTRODUCTION

Veber Partners was retained by a group of shareholders of Elmer's Restaurants, Inc. ("Elmer's" or the "Company"), including the Company's Board of Directors (the "Purchaser Group") in support of its offer (the "Offer") for a going private transaction in which the public shareholders of the Company would receive $7.50 in cash for each share of the Company's common stock. Veber Partners is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, and private placements. The Purchaser Group selected Veber Partners based on its reputation and experience. In 1998, Veber Partners was engaged by CBW, Inc. to assist in its purchase of 705,000 shares of Elmer's common stock from Anita Goldberg. In 1999, Veber Partners was engaged by a special committee of the board of directors of Elmer's to provide a opinion as to the fairness from a financial point of view to the stockholders of Elmer's of the consideration to be paid by the Company in connection with the merger of Elmer's with and into CBW, Inc.

In connection with advisory services related to the merger and the issuance of Veber Partners' conclusions, Veber Partners will receive a fee from the Purchaser Group. Elmer's also agreed to reimburse Veber Partners for all reasonable fees and disbursements of its counsel and all of its reasonable travel and other out-of-pocket expenses arising in connection with its engagement. In addition, the Purchaser Group agreed to indemnify Veber Partners and its affiliates to the full extent permitted by law against liabilities relating to or arising out of its engagement, except for liabilities found to have resulted from the bad faith or gross negligence of Veber Partners.

In connection with the Offer, the Purchaser Group engaged Veber Partners to perform a financial analysis of the value of a single share of common stock held by the public























Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
shareholders of Elmer's (the "Analysis"). No limitations were imposed by the Purchaser Group on the scope of Veber Partners' investigation or the procedures to be followed by Veber Partners in performing its Analysis. The Veber Partners Analysis is for the use and benefit of the Purchaser Group in connection with its Offer and is not intended to be and does not constitute a recommendation to any Elmer's shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any shares in connection with the Offer. Veber Partners was not requested to opine as to, and its Analysis does not address, the Purchaser Group's underlying business decision to proceed with or effect the Offer.

Veber Partners took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally. Veber Partners was not asked to consider, and its Analysis does not address, the relative merits of the Offer as compared to any alternative business strategy that might exist for Elmer's. In arriving at its conclusions, Veber Partners, among other things: (i) reviewed an unexecuted draft of the tender offer; (ii) reviewed publicly available financial information and other data with respect to Elmer's, including a Form 10-K for the year ended March 29, 2004, a 10-Q for the sixteen weeks ended July 19, 2004, and certain other relevant financial and operating data relating to Elmer's; (iii) reviewed and analyzed the financial terms of certain transactions that Veber Partners deemed significant involving companies comparable to Elmer's; (iv) reviewed and analyzed certain financial characteristics of companies that Veber Partners deemed comparable to Elmer's; (v) interviewed the Company's CEO and CFO; (vi) requested the Company provide any current financial projections (The Company responded that there were no current projections);
(vii) reviewed Purchaser Group's recasting of results for the year ended March 29, 2004 that reflect the Purchaser Group's impression of the Company's current financial "run-rate". Run-rate has been defined by the Purchaser Group as the fiscal year 2004 EBITDA results, plus expected changes to these results from certain events which have occurred or will occur in fiscal year 2005; (viii) considered the historical financial results and present financial condition of Elmer's; (ix) reviewed certain publicly available information concerning the trading of, and the trading






















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
market for, the common stock of Elmer's; (x) inquired about and discussed the Offer and other matters related thereto with Purchaser Group's legal counsel; and (xi) performed such other analyses and examinations as Veber Partners deemed appropriate.

In arriving at its conclusions, Veber Partners relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of the Purchaser Group that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the Purchaser Group's recasting of 2004 results to reflect a current "run-rate", Veber Partners assumed that such recasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments, and those recasts provide a reasonable basis upon which it could form a conclusion in the discounted cash flow analysis. In arriving at its conclusions, Veber Partners did not make a physical inspection of the properties and facilities of Elmer's, and had not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of Elmer's. Veber Partners assumed that a transaction arising from the Offer will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act, and all other applicable federal and state statues, rules and regulations. The Veber Partners Analysis was necessarily based upon market, economic and other conditions as they exist on, and could be evaluated as of August 5, 2004. In addition, Veber Partners is not currently aware of any subsequent events that would materially change is analysis. Accordingly, although subsequent developments may affect its assessment, Veber Partners has not assumed any obligation to update, review or reaffirm its Analysis.

Veber Partners determined its Analysis using the following methodologies:
         Selected Comparable Company Analysis
         Selected Comparable Transaction Analysis
         Discounted Cash Flow Analysis
These analyses represent a market and income approach to valuation; Veber Partners did not include an analysis of liquidation value or net book value as these are usually not appropriate for valuing a going concern that is based upon the future earnings of the




















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
enterprise. Each of the analyses conducted by Veber Partners was carried out independently in order to provide a different perspective on the Analysis, and to enhance the quality of the Analysis. Veber Partners did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support the Analysis. Veber Partners did not place any particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, Veber
Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by Veber Partners in connection with the preparation of the Analysis.

SELECTED COMPARABLE COMPANY ANALYSIS

The selected comparable company analysis involves the review of 34 publicly traded companies deemed comparable to Elmer's (the "Comparable Companies"). Veber Partners reviewed certain financial information relating to Elmer's in the context of the corresponding financial information, ratios and public market multiples for the Comparable Companies. No company used in Veber Partners' analysis was deemed to be identical to Elmer's; accordingly, Veber Partners considered the multiples derived from the Comparable Companies to be more relevant than the multiples of any single company.

The Comparable Companies utilized are shown in Exhibit A. The Exhibit shows 73 relevant public companies with the SIC code 5812; Eating Places. Certain companies within this category were partially or completely eliminated based on the following criteria, as specified in Exhibit A to yield the Comparable Companies.

              1)  Companies with Revenues over $600 million were excluded;
              2)  Companies with revenue growth in excess of 15% were excluded;
              3) Companies with EBITDA margins less than 4.0% were not used for EBITDA comparables;























Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

              4) Companies with EBIT margins less than 3.0% were not used for EBIT comparables.

Based on publicly available information, Veber Partners reviewed various financial information for each of the Comparable Companies including, among other things, market capitalization, revenue, earnings before interest and taxes
(EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA), and appropriate balance sheet information. Subsequent to such review and based on the respective market value or enterprise value as of August 5, 2004, Veber Partners calculated and compared the following multiples for each of the Comparable Companies grouped into two categories: (i) Comparable Companies with an enterprise value below $100 million were applied directly as a comparable to Elmer's; (ii) Comparable Companies with enterprise values from $100 million to $600 million were used after applying a 25% discount to the multiples to account for a size premium relative to Elmer's . Exhibit B shows the Comparable Company Analysis which yield the following results:

All Comparable Companies
------------------------
                                                  Mean        High        Low
                                                  ----        ----        ---

         LTM (Last Twelve Months) Revenues       0.54 X      1.01 X      0.23 X
         LTM EBITDA                              6.34 X     11.30 X      4.08 X
         LTM EBIT                               11.05 X     18.17 X      6.78 X
         Book Value                              2.02 X      4.67 X      0.50 X

For each of the groups set forth above, utilizing Elmer's' historical financial data, Veber Partners derived Elmer's implied enterprise value, with respect to the mean values for the selected multiples noted above.

Elmer's  Implied  Enterprise  Value as of  August  5,  2004  (based  on  Elmer's
--------------------------------------------------------------------------------
Financial Statement as of March 29, 2004):
-----------------------------------------

(000's)

         LTM Revenue:       $ 33,490 times a multiple of 0.54   =    $18,201
         LTM EBITDA:        $  3,150 times a multiple of 6.34   =    $19,942
         LTM EBIT:          $  2,310 times a multiple of 11.05  =    $25,513
         Book Value:        $  9,620 times a multiple of 2.02   =    $19,457














Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

A weighted average of the above values (as specified in Exhibit B) yields a Company implied enterprise value of $20,128,000. For purposes of determining the weighted average, Veber Partners attributed an equal weight to three measures:
(i) LTM Revenue, (ii) the average of LTM EBITDA and LTM EBIT, and (iii) Book Value.

In order to derive the implied market value of the common stock from the implied enterprise value, Veber Partners subtracted the Company's outside bank debt as of March 29, 2004, subtracted the deferred income tax liability as of March 29, 2004, (see Exhibit B), and deducted the cost of cashing out all outstanding stock options.

The following table set forth the implied market value share value of Elmer's.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
-------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value              $20,128
         Less:    Total Outside Debt                    (5,332)
                  Deferred Income Tax Liability         (1,396)
                  Cost of Option Exercise               (1,221)
                                                        -------
         Elmer's Implied Value of Common Stock        $ 12,179

The implied market value of Elmer's common stock is $12,179,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Companies is $6.69.

Veber Partners made no adjustments to the implied market value to account for Elmer's real estate assets. Real estate values are assumed to be subsumed in the going-concern value of the Comparable Companies, in that as a whole, the Comparable Companies are assumed to be optimizing the value of their real estate assets.

In addition, Comparable Companies are assumed to be optimizing their working capital assets, including receivables, prepaid expenses, cash, inventory, payables, and accruals. Specifically with respect to cash, the Comparable Companies have, on average, 17 turn-















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
days of cash at the latest balance sheet date prior to the Valuation Date. Elmer's has 21 turn-days of cash on its March 29 balance sheet, based on normalized revenues of 42.9 million. Normalized revenues are 9.4 million higher than actual revenues, because the effective cash turnover from lottery sales is
13.6 million rather than the revenue recognition of 4.2 million based on lottery revenues net of prizes and the State of Oregon's share of proceeds. The difference between the cash turn-days of Elmer's and the cash turn-days of the Comparable Companies is not considered to be significant, especially in the context of the assumption made with respect to the entire working capital positions of Elmer's and the Comparable Companies.

It should also be noted that since a portion of Elmer's revenues are lottery revenues, the resulting risk that comes from regulatory and lottery contract uncertainties changes Elmer's risk profile relative to the Comparable Companies.

None of the Comparable Companies, or any of the sets of Comparable Companies noted above, is identical to Elmer's. Accordingly, Veber Partners considered the multiples for such companies to be more relevant than the multiples of any single company. Further, an analysis of publicly-traded comparable companies is not entirely mathematical, rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

SELECTED COMPARABLE TRANSACTION ANALYSIS

The comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving companies that are in related industries to Elmer's (the "Comparable Transactions"). Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be "material" for the acquiror. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a
























Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

Veber Partners located 4 transactions over the past three years involving companies in a business similar to Elmer's, where financial data of the acquired company and the terms of the transaction were disclosed. The Comparable Transactions are as follows:

                  ACQUIROR                          TARGET
                  --------                          ------
             Castle Harlan Inc                  Morton's Restaurant
             CKE Restaurants                    Santa Barbara Restaurant Group
             Interfoods Acquisition Group       Interfoods of America
             Investor Group                     Blimpie International

Based on the information disclosed in the each of the Comparable Transactions, Veber Partners calculated and compared multiples for each of the Comparable Transactions based on Revenue, and EBITDA, as seen in Exhibit C. The multiples were derived by dividing price paid for equity plus interest bearing debt and deferred long term tax liabilities assumed, by Revenue or EBITDA. Multiples derived from EBIT and Book Value were not sufficiently meaningful to be included as measures.

All Comparable Transactions
                                       Mean              High            Low

         LTM Revenues                 0.60 X            0.86 X          0.46 X
         LTM EBITDA                   6.42 X            7.47 X          4.82 X

Following the calculation of such multiples with respect to each of the Comparable Transactions, and utilizing Elmer's historical financial data, Veber Partners derived Elmer's implied enterprise value, implied market value, and implied market value per share with respect to the mean values for the multiples relating to LTM Revenue, and LTM EBITDA. The following tables set forth the implied per share value of Elmer's based upon such multiples.






















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

Elmer's  Implied  Enterprise  Value as of  August  5,  2004  (based  on  Elmer's
--------------------------------------------------------------------------------
Financial Statement as of March 29, 2004):
-----------------------------------------

(000's)

         LTM Revenue:        $ 33,490 times a multiple of 0.60   =   $20,070
         LTM EBITDA:         $  3,150 times a multiple of 6.42   =   $20,226

A weighted average of the above values (as specified in Exhibit C) yields a Company implied enterprise value of $20,148,000.

In order to derive the implied market value of the common stock from the implied enterprise value, Veber Partners subtracted the Company's outside bank debt as of March 29, 2004, subtracted the deferred income tax liability as of March 29, 2004, and deducted the cost of exercising all outstanding stock options.

The following table set forth the implied market value share value of Elmer's.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
-------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value              $20,148
         Less:    Total Outside Debt                    (5,332)
                  Deferred Income Tax Liability         (1,396)
                  Cost of Option Exercise               (1,221)
                                                        -------
         Elmer's Implied Value of Common Stock         $12,199

The implied market value of Elmer's common stock using this method is $12,199,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Transactions is $6.70

Veber Partners made the same assumptions with respect to real estate and working capital assets for Comparable Transactions as it did for Comparable Companies.

















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

None of the Comparable Transactions are identical to the Offer. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the respective acquisition values.

DISCOUNTED CASH FLOW ANALYSIS

Veber Partners was advised that Elmer's does not have any current financial projections and accordingly, it cannot perform a traditional Discounted Cash Flow analysis of the Company. The Purchaser Group has provided to Veber Partners a recast statement of cash flows which updates the "run-rate" of the Company. Run-rate has been defined by the Purchaser Group as the fiscal year 2004 EBITDA results, plus expected changes to these results from certain events which have occurred or will occur in fiscal year 2005. The re-cast EBITDA run-rate is expected to be $3,048,000. (see Exhibit D) Using an EBITDA multiple of 6.38 times (the average mean multiple from the Comparable Companies and Comparable Transaction methods used above), would yield an enterprise value of $19,446,000.

Elmer's  Implied Market Value of the Common Stock as of August 5, 2004 (based on
--------------------------------------------------------------------------------
Elmer's Financial Statement as of March 29, 2004):
-------------------------------------------------

(000's)

         Elmer's Implied Enterprise Value             $ 19,446
         Less:    Total Outside Debt                    (5,330)
                  Deferred Income Tax Liability         (1,400)
                  Cost of Option Exercise               (1,220)
                                                        -------
         Elmer's Implied Value of Common Stock        $ 11,496

The implied market value of Elmer's common stock using this method is $11,496,000. Therefore, with 1,816,335 shares outstanding, the implied market value of Elmer's common stock using Comparable Transactions is $6.33





















Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

HISTORICAL FINANCIAL DATA ANALYSIS

Veber Partners reviewed and analyzed certain financial information for Elmer's as reported in its annual filings on Form 10-K and its quarterly filings on Form 10-Q, including audited and unaudited financial statements. Further, Veber Partners reviewed certain supportive information as provided by Purchaser Group.

SUMMARY

Based on the foregoing, Veber Partners believes that a fair value for each share of common stock of Elmer's Restaurants Inc. would be $6.57, which is an average of the three methodologies used above.

Veber Partners performed a variety of financial and comparative analyses for the purpose of rendering the Analysis. While the foregoing describes all material analyses and factors reviewed by Veber Partners with the Purchaser Group, it does not purport to be a complete description of the presentations by Veber Partners to the Purchaser Group or the analyses performed by Veber Partners in arriving at its conclusions. The preparation of a valuation is a complex process and is not necessarily susceptible to partial analysis or summary description. Veber Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading view of the processes underlying the Veber Partners Valuation Analysis. In addition, Veber
Partners may have given various analyses more or less weight that other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Veber Partners' view of the actual value of Elmer's. In performing its analyses, Veber Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Elmer's. The analyses performed by Veber Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition,























Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004
analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold. The Analysis was prepared solely as part of Purchaser Group's analysis of the fairness of the consideration, from a financial point of view, to the shareholders of the Elmer's, and was provided by Veber Partners to the Purchaser Group in that context.

EXHIBITS

Exhibits are shown on the following pages.















































Elmer's Restaurants Inc. Valuation Analysis                 As of August 5, 2004

                                                                       EXHIBIT A

PUBLIC COMPANIES -- SIC CODE 5812 -- EATING PLACES

(COMPANIES WITH STRIKEOUT (STRIKEOUT HAS BEEN REPLACED WITH * FOR EDGAR
 VERSION) HAVE BEEN ELIMINATED PER DISCUSSION BELOW)

(TABLE CONTINUED AT COLUMN 7 ON PAGE A-2)
                                                OPERATING  REVENUE    EARNINGS
         Company             Revenue  EBITDA     Margin   Grwth Rate Grwth Rate
         -------             -------- --------- --------- ---------- ----------

Angelo & Maxie's Inc.*          22.73    (5.05)  24.41%      -3.30%        N/A
Applebee's Inter'l, Inc*     1,060.00   163.76   15.40%      19.80%     12.70%
Ark Restaurants Corp.          115.26     9.60    4.74%       1.00%    -21.50%
Avado Brands Inc.*             596.21   (43.92) -15.30%     -29.20%        N/A
Backyard Burgers                40.21     4.40    6.28%      11.90%    -11.40%
Bob Evans Farms*             1,200.00   163.41    9.46%       9.80%     -4.10%
Boston Restaurant Associates    22.63     1.10   -0.25%      -5.50%     11.50%
Brinker International Inc*   3,570.00   391.62    6.14%      13.80%     10.40%
BUCA Inc.                      261.46    (0.42)  -6.59%       7.00%   -253.80%
Buffalo Wild Wings Inc*        147.56    16.14    6.37%      31.60%     16.40%
California Pizza Kitchen*      390.33    27.31    2.48%      17.50%    -48.10%
CBRL Group*                  2,350.00   256.94    8.23%       6.40%     16.10%
CEC Entertainment*             689.96   173.71   17.98%       8.70%      1.80%
Champps Entertainment Inc      204.39    17.79    4.25%      14.00%    232.90%
Checkers Drive-In Restaurants  189.87    25.58    9.71%       6.30%        N/A
Cheesecake Factory Inc*        867.81   124.96   10.81%      18.70%     17.90%
Chefs International Inc         22.46     1.23    0.59%      -2.90%        N/A
Chicago Pizza & Brewery Inc*   112.04    11.86    7.11%      36.00%    115.50%
CKE Restaurants Inc*         1,450.00    76.81    0.64%       3.70%        N/A
Cosi*                          106.52   (14.03) -20.12%      27.00%        N/A
Darden Restaurants*          5,000.00   593.66    6.80%       6.60%     -2.30%
Dave & Buster's Inc            366.20    53.75    6.52%      -2.90%        N/A
Denny's Corp*                  959.18   108.80    5.14%      -0.80%   -146.20%
Diedrich Coffee                 53.47     0.91   -2.33%     -11.90%   -196.40%
Domino's Pizza*              1,370.00   160.17   11.70%         N/A        N/A
EACO Corp                       37.12     1.06   -2.45%     -11.00%        N/A
Elephant & Castle Group*          N/A     1.74   -1.54%       3.30%        N/A
Elxsi Corp                      98.11     4.75    0.74%      -0.20%        N/A
Famous Dave's of America Inc    96.84     5.03    0.32%       7.60%        N/A
Flanigan's Enterprises Inc      43.04     2.48    2.82%      -1.00%    -35.80%
Fresh Choice Inc*               77.65    (9.53) -16.83%         N/A        N/A
Friendly Ice Cream Corp        573.70    49.41    4.72%       1.60%     64.60%
Frisch's Restaurants Inc       260.92    18.26    6.05%      10.90%     22.70%
Good Times Restaurants          15.32     0.80   -3.30%     -11.70%   -193.50%
Granite City Food & Brewery*    22.56     0.17   -4.30%      19.00%        N/A
Grill Concepts                  47.91     1.70    0.59%      10.10%     88.00%
Health Express USA Inc*          0.72    (1.69)     N/A      59.40%        N/A
IHOP Corp                      385.56    65.81   14.57%      10.60%    -10.00%
J Alexander's Corp*               N/A     9.17    4.26%       8.40%     15.70%
Jack in the Box Inc*         2,220.00   215.90    5.11%       4.70%    -11.40%
Krispey Kreme Doughnuts Inc*   701.29   118.77   13.84%      35.40%     70.50%
Landry's Restaurants*        1,150.00   145.08    7.08%      23.60%     10.50%
Lone Star Steakhouse Saloon*   630.21    60.59    6.39%      -3.90%    -52.40%
Luby's Inc                     282.46    19.65    1.39%     -20.20%        N/A
Main Street Restaurant Group   222.49     7.55   -0.60%       2.00%        N/A
Max & Ermas Restaurants        174.38    10.59    1.85%       9.90%    -54.60%
McCormick & Schmick's*         206.18    14.58    2.24%         N/A        N/A
Meritage Hospitality Group*     51.57     5.03    3.94%       5.60%      4.40%
Mexican Restaurants Inc         68.91     1.05   -2.19%      -2.00%   -160.70%
Morgan's Foods Inc              81.74     6.75    3.95%      -0.70%        N/A
Nathan's Famous                 30.68     4.30    9.76%      -9.60%        N/A
O'Charley's Inc*               833.61    81.12    5.32%      51.80%      2.90%
Outback Steakhouse Inc*      2,910.00   366.87    9.54%      16.20%     13.40%
PF Chang's China Bistro*       636.17    59.60    5.92%      32.50%     21.50%
Panera Bread Co.*              411.76    74.77   13.79%      28.10%     39.70%
Pizza Inn Inc.                  58.85     5.06    5.59%     -11.80%    172.00%
Quality Dining Inc.            224.85    21.10    5.02%     -12.40%    -82.80%
Rare Hospitality International*753.24   100.95    9.63%      16.50%     26.40%
Red Robin Gourmet Burgers*     352.44    46.47    8.26%      19.80%     90.40%
Rubio's Restaurants Inc        131.60     3.42   -1.80%       4.50%   -163.00%
Ruby Tuesday, Inc.*          1,040.00   229.25   16.40%       9.70%     52.00%
Ryan's Restaurant Group*       831.52   120.12    8.90%       3.80%     -1.10%

(TABLE CONTINUED AT COLUMN 7 ON PAGE A-2)

(COMPANIES WITH STRIKEOUT (STRIKEOUT HAS BEEN REPLACED WITH * FOR EDGAR
 VERSION) HAVE BEEN ELIMINATED PER DISCUSSION BELOW)

                                                    REASON(S)                              REVENUE    EBITDA     REVENUE   EBITDA
         Company                                For Exclusion (1)                          Multiple   Multiple   Multiple  Multiple
         -------                                -----------------                          --------   --------   -------------------
Angelo & Maxie's Inc.*            Negative EBITDA                                            -0.04        N/A
Applebee's Inter'l, Inc*          Above $600MM Revenue                                        1.97      12.78
Ark Restaurants Corp.             $100 to $600 in Rev, use w/ discount                        0.75       8.96         0.56     6.72
Avado Brands Inc.*                Above $500MM Revenue                                        0.45        N/A
Backyard Burgers                                                                              0.71       6.51         0.71     6.51
Bob Evans Farms*                  Above $600MM Revenue                                        0.81       5.93
Boston Restaurant Associates      Operating Margin under 1.0%, use Rev Mult only              0.35       7.17         0.35
Brinker International Inc*        Above $600MM sales                                          1.00       9.13
BUCA Inc.                         Operating Margin under 1.0%, use Rev Mult only              0.46        N/A         0.35
Buffalo Wild Wings Inc*           Rev growth rate above 15%                                   1.25      11.38
California Pizza Kitchen*         Rev growth rate above 15%                                   0.83      11.87
CBRL Group*                       Above $600MM Revenue                                        0.72       6.59
CEC Entertainment*                Above $600MM Revenue                                        1.91       7.59
Champps Entertainment Inc         $100 to $600 in Rev, use w/ discount                        0.57       6.53         0.43     4.90
Checkers Drive-In Restaurants     $100 to $600 in Rev, use w/ discount                        0.69       5.12         0.52     3.84
Cheesecake Factory Inc*           Above $600MM Revenue                                        2.27      15.78
Chefs International Inc           Operating Margin under 1.0%, use Rev Mult only              0.45       8.22         0.45
Chicago Pizza & Brewery Inc*      Rev growth rate above 15%                                   2.35      22.18
CKE Restaurants Inc*              Above $600MM Revenue                                        0.75      14.12
Cosi*                             Operating Margin under 1.0%, Revenue GR above 15%           1.39        N/A
Darden Restaurants*               Above $600MM sales                                          0.77       6.52
Dave & Buster's Inc               $100 to $600 in Rev, use w/ discount                        0.73       4.98         0.55     3.74
Denny's Corp*                     Above $600MM Revenue                                        0.74       6.54
Diedrich Coffee                   Operating Margin under 1.0%, use Rev Mult only              0.50      29.23         0.50
Domino's Pizza*                   Above $600MM Revenue                                        1.33      11.40
EACO Corp                         Operating Margin under 1.0%, use Rev Mult only              0.62      21.92         0.62
Elephant & Castle Group*          Operating Margin under 1.0%, no Rev #s                       N/A       3.44
Elxsi Corp                                                                                    0.25       5.17         0.25     5.17
Famous Dave's of America Inc      Operating Margin under 1.0%, use Rev Mult only              0.95      18.35         0.95
Flanigan's Enterprises Inc                                                                    0.25       4.35         0.25     4.35
Fresh Choice Inc*                 No info                                                     0.11        N/A
Friendly Ice Cream Corp           $100 to $600 in Rev, use w/ discount                        0.52       6.04         0.39     4.53
Frisch's Restaurants Inc          $100 to $600 in Rev, use w/ discount                        0.60       8.62         0.45     6.47
Good Times Restaurants            Operating Margin under 1.0%, use Rev Mult only              0.51       9.74         0.51
Granite City Food & Brewery*      Operating Margin under 1.0%, Rev GR over 15%                1.50     195.07
Grill Concepts                                                                                0.17       4.86         0.17     4.86
Health Express USA Inc*           Operating Margin under 1.0% Rev N/A                         2.17        N/A
IHOP Corp                                                                                     2.33      13.62         1.75    10.22
J Alexander's Corp*               N/A                                                          N/A       7.41
Jack in the Box Inc*              Above $600MM Revenue                                        0.59       6.06
Krispey Kreme Doughnuts Inc*      Above $600MM Revenue                                        1.42       8.38
Landry's Restaurants*             Above $600MM Revenue                                        0.88       6.95
Lone Star Steakhouse Saloon*      Above $600MM Revenue                                        0.62       6.50
Luby's Inc                        Operating Margin under 1.0%, use Rev Mult only              0.76      10.87         0.57
Main Street Restaurant Group      Operating Margin under 1.0%, use Rev Mult only              0.33       9.64         0.25
Max & Ermas Restaurants           $100 to $600 in Rev, use w/ discount                        0.44       7.23         0.33     5.42
McCormick & Schmick's*            New Issue                                                   1.14      16.17
Meritage Hospitality Group*       New franchise agr. to open O'Charley's not reflected in FS  1.11      11.38
Mexican Restaurants Inc           Operating Margin under 1.0%, use Rev Mult only              0.46      29.86         0.46
Morgan's Foods Inc                                                                            0.55       6.64         0.55     6.64
Nathan's Famous                                                                               0.67       4.78         0.67     4.78
O'Charley's Inc*                  Above $600MM Revenue                                        0.64       6.59
Outback Steakhouse Inc*           Above $600MM Revenue                                        0.99       7.82
PF Chang's China Bistro*          Above $600MM Revenue                                        1.60      17.12
Panera Bread Co.*                 Rev growth rate above 15%                                   2.51      13.83
Pizza Inn Inc.                                                                                0.64       7.41         0.64     7.41
Quality Dining Inc.               $100 to $600 in Rev, use w/ discount                        0.50       5.31         0.38     3.98
Rare Hospitality International*   Above $600MM Revenue                                        1.20       8.96
Red Robin Gourmet Burgers*        Rev growth rate above 15%                                   1.56      11.83
Rubio's Restaurants Inc           Operating Margin under 1.0%, use Rev Mult only              0.51      19.47         0.38
Ruby Tuesday, Inc.*               Above $600MM Revenue                                        1.87       8.51
Ryan's Restaurant Group*          Above $600MM Revenue                                        0.90       6.20

(COMPANIES WITH STRIKEOUT (STRIKEOUT HAS BEEN REPLACED WITH * FOR EDGAR
 VERSION) HAVE BEEN ELIMINATED PER DISCUSSION BELOW)

(TABLE CONTINUED AT COLUMN 7 ON PAGE A-4)
                                                       EXHIBIT A (CONT.)

                                                OPERATING  REVENUE    EARNINGS
         Company             Revenue  EBITDA     Margin   Grwth Rate Grwth Rate
         -------             -------- --------- --------- ---------- ----------

Schlotzsky's Inc*               55.40    (0.67) -10.84%         N/A        N/A
Shells Seafood                  42.72     0.74   -0.86%      -6.70%   -252.70%
Sixx Holdings Inc                7.54     0.46    3.12%      30.00%     67.20%
Sonic Corp*                    511.34   132.95   19.70%      11.60%      9.60%
Star Buffet Inc                 67.20     4.82    2.57%      -9.00%        N/A
Smith & Wollensky Rest. Grp.*  107.32     4.26    0.32%      20.90%        N/A
Steak N Shake                  534.59    73.22    6.84%       8.30%     -9.30%
Total Entertainment Rest.Corp  128.51    16.69    8.17%      18.80%     -9.20%
Wendy's International*       3,410.00   619.68   13.06%      15.30%      7.90%
Western Sizzlin Corp            21.37     2.06    4.01%     -26.10%        N/A
Worldwide Rest. Concepts Inc   347.15    23.18    3.38%      18.30%    -46.00%
Yum! Brands Inc*             8,690.00 1,560.00   13.12%       8.00%      5.80%


(TABLE CONTINUED AT COLUMN 7 ON PAGE A-4)

(COMPANIES WITH STRIKEOUT (STRIKEOUT HAS BEEN REPLACED WITH * FOR EDGAR
 VERSION) HAVE BEEN ELIMINATED PER DISCUSSION BELOW)

                                                   REASON(S)                              REVENUE    EBITDA     REVENUE   EBITDA
         Company                               For Exclusion (1)                          Multiple   Multiple   Multiple  Multiple
         -------                               -----------------                          --------   --------   -------------------

Schlotzsky's Inc*                Operating Margin under 1.0%, N/A Revs.                      0.94        N/A
Shells Seafood                   Operating Margin under 1.0%, use Rev Mult only              0.13       7.31         0.13
Sixx Holdings Inc                                                                            0.59       9.72         0.59     9.72
Sonic Corp*                      Rev growth rate above 15%                                   2.79      10.74
Star Buffet Inc                                                                              0.39       5.43         0.39     5.43
Smith & Wollensky Rest. Grp.*    Rev growth rate above 15%                                   0.74      18.59
Steak N Shake                    $100 to $600 in Rev, use w/ discount                        1.11       8.11         0.83     6.08
Total Entertainment Rest.Corp    $100 to $600 in Rev, use w/ discount                        0.80       6.13         0.60     4.60
Wendy's International*           Above $600MM Revenue                                        1.29       7.12
Western Sizzlin Corp                                                                         0.50       5.20         0.50     5.20
Worldwide Rest. Concepts Inc     $100 to $600 in Rev, use w/ discount                        0.29       4.32         0.22     3.24
Yum! Brands Inc*                 Above $600MM Revenue                                        1.44       8.05         ----     ----

                                                                                                                     0.51     5.63

                                                                                                             n =       38       24


(1) REASONS FOR EXCLUSION
    ---------------------

    1. Elmer's annual revenues in FY 2004 were $33 million. Companies are excluded if annual revenues were in excess of $600 million. Larger companies are not comparable because of an overall lower risk profile due to many of the following factors: a) better access to capital markets, b) lower portfolio risk due to a higher number of locations, c) a lower reliance on one region of the country, and d) deeper professional management

    2. Companies with revenues from $100 million to $600 million are used, but are subject to a size premium for the same reasons discussed in 1), above. Based on its experience, Veber Partners has applied a 25% discount to the multiple results in order to account for the size difference in comparison to Elmer's.

    3. Companies with revenue growth rates in excess of 15% were excluded. Elmer's revenue growth rate for FY 2004 over FY 2003 was 4.7%

    4. Companies with EBITDA margins less than 4.0% or EBIT margins less than 3.0% were not used in the EBITDA or EBIT multiple calculations. These compnies were used for revenue multiples and book value multiples only. As margin percentages approach zero, multiple calculations are skewed by the small denominator. Elmer's EBITDA margin was 9.4% and EBIT margin was 6.2% in FY 2004.

                                                                       EXHIBIT B

                             ELMER'S RESTAURANTS INC
                          TOTAL ENTERPRISE VALUE (TEV)
                           COMPARABLE COMPANY ANALYSIS
                    (DATA IN MILLIONS, EXCEPT PER SHARE DATA)

(TABLE CONTINUED AT COLUMN 10 ON PAGE B-2)

                                         MARKET
                                TICKET   PRICE @     SHARES     MKT VALUE  TOTAL MKT  DEFERRED  LONGTERM
COMPANY                         SYMBOL   8/9/2004  OUTSTANDING  OF EQUITY     CAP     LT LIAB.    DEBT       TEV
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
ARK RESTAURANTS                  ARKR    $ 22.23     $  3.38     $ 75.14    $ 75.14    $ 0.85   $  3.36   $   79.35
BACKYARD BURGERS INC             BYBI    $  5.48     $  4.76     $ 26.08    $ 26.08    $ 1.93   $  5.13   $   33.14
BOSTON RESTAURANTS ASSOCIATES   BRAI.OB  $  0.65     $  7.04     $  4.58    $  4.58    $ 0.50   $  5.18   $   10.26
BUCA INC                         BUCA    $  5.05     $ 20.12     $101.61    $101.61    $   -    $ 25.09   $  126.69
CHAMPPS ENTERTAINMENT INC        CMPP    $  7.81     $ 12.81     $100.05    $100.05    $   -    $ 29.66   $  129.71
CHECKERS DRIVE-IN RESTARUANTS    CHKR    $  9.94     $ 11.76     $116.89    $116.89    $ 3.40   $ 25.14   $  145.44
CHEFS INTERNATIONAL INC         CHEF.OB  $  3.06     $  3.93     $ 12.03    $ 12.03    $   -    $ 1.92    $   13.95
DAVE & BUSTERS                  CHEF.OB  $ 16.13     $ 13.75     $221.79    $221.79    $13.62   $ 52.30   $  287.71
DIEDRICH COFFEE                  DDRX    $  5.00     $  5.16     $ 25.80    $ 25.80    $ 0.49   $  2.60   $   28.89
EACO CORP                       EACO.OB  $  1.00     $  3.74     $  3.74    $  3.74    $ 1.28   $ 20.62   $   25.64
ELXI CORP                        ELXS    $  3.40     $  4.01     $ 13.63    $ 13.63    $   -    $ 11.19   $   24.83
FAMOUS DAVE'S OF AMERICA INC     DAVE    $  7.03     $ 12.06     $ 84.78    $ 84.78    $   -    $ 17.48   $  102.26
FLANIGAN'S ENTERPRISES INC        BDL    $  6.60     $  1.93     $ 12.74    $ 12.74    $   -    $  1.36   $   14.09
FRIENDLY ICE CREAM CORP           FRN    $ 10.01     $  7.69     $ 76.98    $ 76.98    $   -    $235.95   $  312.92
FRISCH'S RESTAURANTS INC          FRS    $ 24.10     $  5.03     $121.22    $121.22    $ 4.46   $ 46.30   $  171.98
GOOD TIMES RESTAURANTS           GTIM    $  3.18     $  2.34     $  7.44    $  7.44    $ 0.49   $  1.40   $    9.34
GRILL CONCEPTS INC               GRIL    $  1.83     $  5.59     $ 10.23    $ 10.23    $   -    $  0.98   $   11.21
IHOP CORP                         IHP    $ 35.03     $ 21.41     $749.99    $749.99    $68.87   $323.72   $1,142.58
LUBY'S INC                        LUB    $  6.45     $ 22.47     $144.93    $144.93    $11.12   $ 87.17   $  243.22
MAIN STREET RESTAURANT GROUP     MAIN    $  1.79     $ 14.64     $ 26.21    $ 26.21    $   -    $ 50.73   $   76.94
MAX & ERMAS RESTAURANTS INC      MAXE    $ 15.00     $  2.46     $ 36.90    $ 36.90    $   -    $ 41.44   $   78.34
MEXICAN RESTAURANTS INC          CASA    $  7.09     $  3.38     $ 23.96    $ 23.96    $ 1.87   $  7.50   $   33.34
MORGAN'S FOODS INC                MR     $  1.00     $  2.72     $  2.72    $  2.72    $   -    $ 45.83   $   48.55
NATHAN'S FAMOUS INC              NATH    $  5.86     $  5.21     $ 30.53    $ 30.53    $   -    $  1.00   $   31.53
PIZZA INN                        PZZI    $  2.51     $ 10.08     $ 25.30    $ 25.30    $   -    $  8.75   $   34.05
QUALITY DINING INC               QDIN    $  2.71     $ 11.60     $ 31.44    $ 31.44    $   -    $ 81.79   $  113.23
RUBIO'S RESTAURANTS INC          RUBO    $  8.55     $  9.11     $ 77.89    $ 77.89    $ 2.87   $    -    $   80.76
SHELLS SEAFOOD                  SHLL.OB  $  0.60     $  4.67     $  2.80    $  2.80    $ 0.90   $  4.10   $    7.79
SIXX HOLDINGS INC               SIXX.OB  $  4.00     $  1.32     $  5.28    $  5.28    $   -    $    -    $    5.28
STAR BUFFET INC                  STRZ    $  6.18     $  2.95     $ 18.23    $ 18.23    $ 0.83   $  7.93   $   27.00
STEAK N SHAKE                     SNS    $ 16.59     $ 27.46     $455.56    $455.56    $ 2.72   $168.75   $  627.03
TOTAL ENTERTAINMENT REST. CORP   TENT    $  9.89     $  9.88     $ 97.71    $ 97.71    $ 1.62   $  4.96   $  104.29
WESTERN SIZZLIN CORP            WSZZ.OB  $  0.70     $ 11.91     $  8.34    $  8.34    $   -    $  3.95   $   12.29
WORLDWIDE RESTAURANT CONCEPTS     SZ     $  3.17     $ 27.49     $ 87.14    $ 87.14    $ 8.74   $ 36.34   $  132.22

                                                                                   TEV MULTIPLES:
                                                                         ----------------------------------
                                  LTM       LTM       LTM       BOOK       TEV/     TEV/    TEV/    TEV/
COMPANY                         REVENUES   EBITDA     EBIT      VALUE    REVENUES  EBITDA   EBIT    BOOK
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
ARK RESTAURANTS                 $ 115.26  $ 10.72   $  6.59   $  27.45     0.52     5.55    9.03    2.17   size discount 25%
BACKYARD BURGERS INC            $  39.74  $  4.41   $  2.51   $  14.04     0.83     7.51   13.23    2.36
BOSTON RESTAURANTS ASSOCIATES   $  23.29  $ (0.61)  $ (0.61)  $  (0.67)    0.44      N/A     N/A     N/A
BUCA INC                        $ 261.46  $ (0.42)  $ (3.99)  $ 157.20     0.36      N/A     N/A    0.81   size discount 25%
CHAMPPS ENTERTAINMENT INC       $ 204.39  $ 17.68   $  8.02   $  77.74     0.48     5.50   12.12    1.25   size discount 25%
CHECKERS DRIVE-IN RESTARUANTS   $ 189.90  $ 24.32   $ 16.96   $  75.66     0.57     4.49     Low    1.44   size discount 25%
CHEFS INTERNATIONAL INC         $  22.46  $  1.85   $  0.76   $  14.74     0.62     7.54    High    0.95
DAVE & BUSTERS                  $ 366.20  $ 53.75   $ 23.86   $ 187.48     0.59      Low    9.04    1.15   size discount 25%
DIEDRICH COFFEE                 $  53.48  $  2.56   $  0.32   $  (1.53)    0.54    11.30     N/A     N/A
EACO CORP                       $  37.13  $  1.77   $ (0.17)  $   3.44     0.69     High     N/A    High
ELXI CORP                       $  98.11  $  4.23   $ (0.05)  $  49.63     0.25     5.87     N/A    0.50
FAMOUS DAVE'S OF AMERICA INC    $  97.38  $  8.94   $  4.22   $  47.86     0.79     8.58   18.17    1.60   size discount 25%
FLANIGAN'S ENTERPRISES INC      $  43.70  $  2.14   $  0.84   $  10.15     0.32     6.59     N/A    1.39
FRIENDLY ICE CREAM CORP         $ 573.70  $ 41.47   $ 19.13   $(103.34)    0.41     5.66   12.27     Low   size discount 25%
FRISCH'S RESTAURANTS INC        $ 139.36  $ 29.93   $ 19.02   $  77.45     0.93     4.31    6.78    1.67   size discount 25%
GOOD TIMES RESTAURANTS          $  15.32  $  0.37   $ (0.52)  $   3.39     0.61      N/A     N/A    2.75
GRILL CONCEPTS INC              $  47.91  $  1.64   $  0.23   $   6.54     0.23      N/A     N/A    1.71
IHOP CORP                       $ 385.56  $102.94   $ 67.82   $ 344.54     High     8.32   12.64    2.49   size discount 25%
LUBY'S INC                      $ 297.85  $ 31.74   $ 11.80   $ 123.46     0.61     5.75   15.46    1.48   size discount 25%
MAIN STREET RESTAURANT GROUP    $ 225.99  $ 14.16   $  5.30   $  29.97     0.26     4.08     N/A    1.93   size discount 25%
MAX & ERMAS RESTAURANTS INC     $ 174.38  $ 12.07   $  4.83   $  14.05     0.34     4.87     N/A    4.18   size discount 25%
MEXICAN RESTAURANTS INC         $  68.93  $  4.63   $  2.47   $  17.13     0.48     7.21   13.49    1.95
MORGAN'S FOODS INC              $  77.22  $  6.57   $  4.04   $  (3.56)    0.63     7.39   12.02     N/A
NATHAN'S FAMOUS INC             $  31.15  $  5.06   $  3.60   $  18.22     1.01     6.23    8.76    1.73
PIZZA INN                       $  58.85  $  6.13   $  3.93   $   7.29     0.58     5.55    8.67    4.67
QUALITY DINING INC              $ 222.18  $ 20.82   $ 10.30   $  24.50     0.38     4.08    8.24    3.47   size discount 25%
RUBIO'S RESTAURANTS INC         $ 128.06  $  6.35   $  0.62   $  39.30     0.47     9.54     N/A    1.54   size discount 25%
SHELLS SEAFOOD                  $  42.72  $  1.17   $  0.04   $   2.10      Low      N/A     N/A    3.71
SIXX HOLDINGS INC               $   7.54  $  0.67   $  0.45   $   1.37     0.70     7.89   11.84    3.85
STAR BUFFET INC                 $  67.20  $  5.43   $  2.38   $  20.26     0.40     4.97   11.36    1.33
STEAK N SHAKE                   $ 524.66  $ 74.07   $ 56.54   $ 203.64     0.90     6.35    8.32    2.31   size discount 25%
TOTAL ENTERTAINMENT REST. CORP  $ 134.41  $ 14.47   $  8.04   $  52.07     0.58     5.40    9.73    1.50   size discount 25%
WESTERN SIZZLIN CORP            $  21.37  $  2.38   $  1.18   $  10.69     0.57     5.15   10.39    1.15
WORLDWIDE RESTAURANT CONCEPTS   $ 347.15  $ 24.36   $ 14.16   $  61.83     0.29     5.43    9.34    1.60   size discount 25%
                                                                           TEV/     TEV/    TEV/    TEV/
                                       ALL COMPARABLE COMPANIES          REVENUES  EBITDA   EBIT    BOOK
                                       --------------------------------------------------------------------
                                       MEAN                                0.54     6.34   11.05    2.02
                                       HIGH                                1.01    11.30   18.17    4.67
                                       LOW                                 0.23     4.08    6.78    0.50
                                       STANDARD DEVIATION (STD)            0.20     1.74    2.77    1.05
                                       COEFFICIENT OF VARIATION (STD/MEAN) 37.0%    27.5%   25.0%   51.8%

                                       ELMER'S REST. TTM RESULTS:         $33.49   $ 3.15  $ 2.31  $ 9.62

                                       ELMER'S RESTAURANTS TEV:           $18.201  $19.942 $25.513 $19.457
                                       WEIGHTING                           33.3%    16.7%   16.7%   33.3%  100.0%

                                       ELMER'S RESTAURANTS TEV:                                    $20.128
                                       LESS TOTAL DEBT AS OF MARCH 29, 2004                        $(5.332)
                                       LESS DEFERRED LONG TERM LIABILITY                           $(1.396)
                                       ELMER'S RESTAURANTS EQUITY VALUE                            $13.400
                                       LESS: COST OF OPTION EXERCISE:                              $(1.221)
                                       ELMER'S RESTAURANTS EQUITY VALUE (POST-EXERCISE):           $12.179

                                       ELMER'S RESTAURANTS EQUITY VALUE PER SHARE                  $ 6.69
                                       --------------------------------------------------------------------

ADDITIONAL INFORMATION

1.  EBIT and EBITDA numbers exclude non-recurring charges
2.  Certain calculated results were adjusted per Exhibit A
3. The high and low multiple in each category was eliminated to remove outliers.
4. Deferred Income Tax Liability is treated like long term debt for Elmer's and each Comparable Company
5. It was determined that the appropriate weightings for determing Elmer's TEV would be 1/3 Revenue Multiple, 1/3 Book Value Multiple, and 1/3 for the average earnings (i.e. EBIT and EBITDA) multiples.

                                                                       EXHIBIT C

                             ELMER'S RESTAURANTS INC
                          TOTAL ENTERPRISE VALUE (TEV)
                     PUBLIC COMPANY TRANSACTION COMPARABLES
                    (DATA IN MILLIONS, EXCEPT PER SHARE DATA)

(TABLE CONTINUED AT COLUMN 7 ON PAGE C-2)


                                                TRANSACTION  TRANSACTION  LONG-TERM  DEFERRED
TARGET                    ACQUIROR                  DATE        VAUE        DEBT     LT LIAB.
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
MORTON'S RESTAURANT       CASTLE HARLAN INC      7/25/2002     $ 71.05     $ 100.90  $   -

SANTA BARBARA REST. GRP.  CKE RESTARUANTS         3/1/2002     $ 72.39     $   6.33  $   -

INTERFOODS OF AMERICA     INTERFOODS ACQ. CORP   5/24/2002     $  7.27     $  96.12  $ 1.77

BLIMPIE INTERNATIONAL     INVESTOR GROUP         1/24/2002     $ 25.81     $    -    $   -
-----------------------------------------------------------------------------------------------






























(TABLE CONTINUED AT COLUMN 7 ON PAGE C-2)

(TABLE CONTINUED FROM PAGE C-1)

                                             TEV MULTIPLES:
                                            ----------------
            LTM      LTM     LTM    BOOK      TEV/     TEV/
  TEV     REVENUES  EBITDA   EBIT   VALUE   REVENUES  EBITDA
------------------------------------------------------------

------------------------------------------------------------
$ 171.95   $231.90  $18.50  $ 9.40  $ 4.23     0.56    6.97

$  78.71   $127.00  $ 7.90  $ 1.80  $49.17     0.46    7.47

$ 105.16   $152.10  $16.37  $11.49  $ 4.65     0.52    4.82

$  25.81   $ 30.10  $ 1.00  $ 0.10  $18.40     0.86     N/A
------------------------------------------------------------
        ----------------------------------------------------
                                              TEV/     TEV/
        ALL COMPARABLE COMPANIES:           REVENUES  EBITDA
        MEAN                                  0.60     6.42
        HIGH                                  0.86     7.47
        LOW                                   0.46     4.82
        STANDARD DEVIATION (STD)              0.18     1.41
        COEFFICIENT OF VARIATION (STD/MEAN)  29.4%    22.0%
        ----------------------------------------------------
                                         -------------------
        ELMER'S REST. TTM RESULTS:         $ 33.49   $ 3.15
                                         -------------------

        ELMER'S RESTAURANTS TEV:            $20.070  $20.226
        WEIGHTING                             50.0%    50.0%     100.0%
        ----------------------------------------------------------------
        ELMER'S RESTAURANTS TEV:                               $ 20.148
        LESS TOTAL DEBT AS OF MARCH 29, 2004:                  $ (5.332)
        LESS DEFERRED INCOME TAX LIABILITY                     $ (1.396)
        ELMER'S RESTAURANTS EQUITY VALUE                       $ 13.420
        LESS: COST OF OPTION EXERCISE:                         $ (1.221)
        ELMER'S RESTAURANTS EQUITY VALUE (POST-EXERCISE):      $ 12.199

        ELMER'S RESTAURANTS EQUITY VALUE PER SHARE             $  6.70
        ----------------------------------------------------------------








ADDITIONAL INFORMATION

1. EBIT and EBITDA results exclude  non-recurring  charges
2. Certain calculated results were adjusted per Exhibit A
3. Deferred Income Tax Liability is treated like long term debt for Elmer's and each Comparable Company
4. It was determined that the appropriate weightings for determing Elmer's TEV would be 1/2 Revenue Multiple, and 1/2 for the EBITDA multiple.

                                                                       EXHIBIT D

--------------------------------------------------------------------------------
                             ELMER'S RESTAURANTS INC
                               EBITDA RUN RATE (1)
                               (DATA IN MILLIONS)
--------------------------------------------------------------------------------


      FY 2004 EBITDA AS REPORTED (2)                                  3.146

      Expected Changes for FY 2005
            Impact of lottery contract based on FY 2004 sales        (0.430)
            8% year over year increase in lottery sales               0.213
            Franchise revenue                                         0.140
            Springfield equipment operating lease expense             0.060
            No Palm Springs EBITDA (net of franchise fees)           (0.081)
                                                                     -------
      EBITDA RUN RATE                                                 3.048


(1)   Source:  Purchaser Group
(2)   Excludes Non-Recurring charges
(3)   Does not include $0.266 million of reduced public company expenses

                                                                     EXHIBIT (d)

                               EXCHANGE AGREEMENT

         THIS EXCHANGE AGREEMENT, dated as of December 20, 2004 (this "Agreement"), is by and among ERI Acquisition Corp., an Oregon corporation (the "Purchaser"), and each of the parties listed on Exhibit A hereto (each in his, her or its individual capacity, a "Shareholder," and, collectively, the "Shareholders").

                                   WITNESSETH:

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Purchaser is commencing a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock (the "Company Shares") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"), not owned by the Shareholders, at a price of $7.50 per share, and contemplating the prompt subsequent merger of the Purchaser with and into the Company (the "Merger") pursuant to a "short form" merger permitted under Oregon Business Corporation Act Section 60.491;

         WHEREAS, as of the date hereof, each Shareholder owns, beneficially and of record the number of shares of capital stock of the Company set forth beside such Shareholder's name on Exhibit A (all such Company Shares, together with any additional Company Shares which may hereafter be acquired by such Shareholder prior to the termination of this Agreement, whether upon the exercise of options or by means of purchase, dividend, distribution or otherwise, being referred to herein as the "Owned Shares");

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Purchaser and each Shareholder hereby agree as follows:

                                    ARTICLE I

                          COVENANTS OF THE SHAREHOLDERS

                  Section 1.1 No Inconsistent Arrangements. Except as contemplated by this Agreement, the Offer and the Merger, no Shareholder shall during the term (i) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of the Owned Shares or any interest therein, or create or permit to exist any Encumbrance (as defined in Section 3.3 hereof) of such Owned Shares, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Owned Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Owned Shares, (iv) deposit the Owned Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Owned Shares, or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

                  Section 1.2       Waiver   of   Dissenters'    Rights.    Each
Shareholder hereby waives any rights to dissent from the Merger.

                  Section 1.3 Stop Transfer. No Shareholder shall request that the Company register the transfer of any certificate or uncertificated interest representing any of the Owned Shares, unless such transfer is made in compliance with this Agreement.

                  Section 1.4 No Tender. No Shareholder shall tender any of his, her or its Owned Shares in the Offer.

                  Section 1.5 Indemnity. The representations, warranties and agreements made by each Shareholder herein shall survive the closing of this Exchange (as defined in Section 2.1) as anticipated hereby. Each Shareholder hereby agrees to indemnify and hold harmless the Purchaser from and against any and all loss, liability, claim, damage and expense (including, without limitation, attorney's fees and disbursements) suffered or incurred as a result of a misrepresentation or breach of any warranty or agreement made by such Shareholder in this Agreement.

                  Section 1.6 Shareholder Agreement; Other Agreements. Each Shareholder shall execute and deliver to the Purchaser a Shareholder Agreement, substantially in the form attached hereto as Exhibit C (the "Shareholder Agreement"). In addition, each Shareholder agrees to execute and deliver to the Purchaser all such other agreements, documents, consents and instruments, in such form or forms satisfactory to Purchaser and its legal counsel, as the Purchaser deems reasonably necessary or appropriate to effect the Offer and the Merger.

                                   ARTICLE II

                            EXCHANGE OF OWNED SHARES

                  Section 2.1 Exchange. The equity capitalization of the Purchaser immediately following the Exchange (as defined below) shall be as set forth on Exhibit B hereto (the "Purchaser Equity Schedule"). Each Shareholder shall, effective as of the satisfaction or waiver of all conditions to the exchange such Shareholder's Owned Shares for newly-issued shares of capital stock of the Purchaser (the "Purchaser Shares") consistent with the Purchaser Equity Schedule (the "Exchange").

                  Section 2.2 Certain Warranties. The transfer by the Shareholders of the Owned Shares to the Purchaser pursuant to this Agreement shall pass to and unconditionally vest in the Purchaser good and valid title to the Owned Shares, free and clear of all Encumbrances whatsoever.

                  Section 2.3 Disclosure. Each Shareholder hereby authorizes the Purchaser to publish and disclose in the Offer documents (including all documents and schedules filed with the SEC), such Shareholder's identity and ownership of the Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

                                   ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

         By executing this Agreement, each Shareholder makes the following representations, declarations and warranties to the Purchaser, with the intent and understanding that the Purchaser will rely thereon:

                  Section 3.1 Due Authorization; Enforceability. Such Shareholder has all requisite power and authority to execute, deliver and perform this Agreement, to appoint the Purchaser as its proxy and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Shareholder. This Agreement has been duly executed and delivered by or on behalf of such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

                  Section 3.2       No Conflicts; Required Filings and Consents.

                          (a)       Except  as would  not  impair  or delay  the
ability of such Shareholder to consummate the transactions contemplated hereby, the execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, (i) subject to the filings referred to in Section 3.2(c), conflict with or violate any law applicable to such Shareholder or by which such Shareholder or any of such Shareholder's assets is bound or affected or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of an Encumbrance on any assets of such Shareholder, including, without limitation, the Owned Shares, pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of such Shareholder's assets is bound or affected.

                          (b)       Except  as would  not  impair  or delay  the
ability of such Shareholder to consummate the transactions contemplated hereby, the execution and delivery of this Agreement by such

Shareholder does not, and the performance of this Agreement by such Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority (other than any necessary filing under the Securities Exchange Act of 1934, as amended).

                  Section 3.3 Title to Owned Shares. Except as disclosed to the Purchaser in writing by such Shareholder, such Shareholder is the sole record and beneficial owner of the Owned Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind (collectively, "Encumbrances"), except for Encumbrances or proxies arising pursuant to this Agreement. As of the date hereof, the Owned Shares listed on Exhibit A beside such Shareholder's name under the caption "Shares Beneficially Owned" are the only Company Shares, together with any additional Company Shares which may hereafter be acquired by such Shareholder prior to the termination of this Agreement, whether upon the exercise of options or by means of purchase, dividend, distribution or otherwise, owned of record or beneficially by such Shareholder.

                  Section 3.4 No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Shareholder. Such Shareholder, on behalf of itself and its affiliates, hereby acknowledges that it is not entitled to receive any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby. Such Shareholder agrees and acknowledges that the Exchange is being made without an underwriter or placement agent who would have responsibilities to any of the Shareholders, and accordingly, such Shareholder agrees and acknowledges such Shareholder's sole responsibility for a "due diligence" investigation of the Purchaser.

                  Section 3.5       Investment Intent.

                          (a)       SUCH SHAREHOLDER IS AN "ACCREDITED INVESTOR"
AS THAT TERM IS DEFINED IN REGULATION D OF THE ACT. SUCH SHAREHOLDER UNDERSTANDS THAT SUCH SHAREHOLDER MUST BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE PURCHASER SHARES FOR AN INDEFINITE PERIOD. SUCH SHAREHOLDER IS INVESTING IN THE PURCHASER SHARES FOR SUCH SHAREHOLDER'S OWN ACCOUNT AS PRINCIPAL FOR INVESTMENT AND NOT WITH A VIEW TOWARD RESALE OR DISTRIBUTION.

                          (b)       The  Shareholder  has  been  advised  and is
aware that: (i) there is no public market for the Purchaser Shares and it is not likely that any public market will develop; and (ii) the Purchaser Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction and, therefore, cannot be sold except in compliance with such laws. Such Shareholder agrees not to sell or otherwise dispose of the Purchaser Shares acquired by such Shareholder unless the Purchaser Shares are subsequently registered under the Securities Act and such state securities laws as are applicable or unless there are available exemptions from such registration that are supported by an opinion of counsel for such Shareholder, which opinion is satisfactory in form and substance to the Company. Such Shareholder has no present arrangement, understanding or agreement for transferring or disposing of any or all shares of the Purchaser. Such Shareholder agrees that a legend to the foregoing effect may be placed upon any and all certificates representing shares of the Purchaser.

                          (c)       Shareholder  hereby agrees to cooperate with
the Purchaser in all of its efforts to comply with any applicable federal, state or local statutes and regulations.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to each Shareholder as follows:

                  Section 4.1       Due       Organization;       Authorization;
Enforceability. The Purchaser is duly organized, validly existing and in good standing under the laws of the State of Oregon. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

                  Section 4.2 Investment Intent. The Purchaser will be acquiring the Owned Shares pursuant to the Exchange for its own account and not with a view to distribution or resale in any manner which would be in violation of the Securities Act.

                                    ARTICLE V

                                  MISCELLANEOUS

                  Section 5.1 Termination. This Agreement shall terminate and be of no further force and effect: (i) upon the written mutual consent of the parties hereto; (ii) automatically and without any required action of the parties hereto upon the withdrawal of the Offer; (iii) if at least a majority of the outstanding Company Shares, excluding the Owned Shares of Shareholders and Company Shares owned by any executive officers of the Company not listed on Exhibit A, fail to be tendered in the Offer; and (iv) if the Purchaser fails to acquire a sufficient number of Company Shares, such that, after Company Shares are purchased pursuant to the Offer, the Purchaser would own at least 90% of the outstanding Company Shares. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

                  Section 5.2 Further Assurance. From time to time, at another party's request and without additional consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

                  Section 5.3 Specific Performance. Each Shareholder acknowledges that if such Shareholder fails to perform any of its obligations under this Agreement, immediate and irreparable harm or injury would be caused to the Purchaser for which money damages would not be an adequate remedy. In such event, each Shareholder agrees that the Purchaser shall have the right, in addition to any other rights that it may have, to specific performance of this Agreement. Accordingly, if the Purchaser should institute an action or proceeding seeking specific enforcement of the provisions hereof, each Shareholder hereby waives the claim or defense that the Purchaser has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Each Shareholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                  Section 5.4 Notice. All notices, requests, claims demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                          (a)     If to the Purchaser:

                                  ERI Acquisition Corp.
                                  c/o Lane Powell Spears Lubersky LLP
                                  601 SW Second Avenue, Suite 2100
                                  Portland, OR 97204-3158
                                  Attn:  Jeffrey C. Wolfstone Esq.

                          (b)     If to a Shareholder:

                                  To the appropriate address shown on Exhibit A.

                  Section 5.5 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 5.6 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the maximum extent possible.

                  Section 5.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement among the parties hereto and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and this Agreement is not intended to confer upon any person, other than the parties hereto, any rights or remedies.

                  Section 5.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part by any of the parties, other than by operation of law; provided, however, that the Purchaser may assign, in its sole discretion, its rights and obligations hereunder to any direct or indirect wholly-owned subsidiary of the Purchaser, but no such assignment shall relieve the Purchaser of its obligations hereunder if such assignee does not perform such obligations. Each Shareholder agrees that this Agreement and such Shareholder's obligations hereunder shall attach to the Owned Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Owned Shares shall pass by operation of law.

                  Section 5.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Oregon, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto (a) hereby irrevocably and unconditionally consents to submit to the personal jurisdiction of the courts of the State of Oregon and of the United States of America located in the State of Oregon in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) shall not object to or attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) shall not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any other court.

                  Section 5.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

                  Section 5.11 Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

                  Section 5.12 Waiver. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                  Section 5.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, the parties have executed this Exchange Agreement as of the date first above written.

                                    PURCHASER

                                    ERI ACQUISITION CORP.

                                    By: /s/ BRUCE N. DAVIS
                                       ----------------------------------------
                                    Name: Bruce N. Davis
                                    Title: President



                         [Additional Signatures Follow]

                                     SHAREHOLDERS

                                     /s/ BRUCE N. DAVIS
                                     ------------------------------------------
                                     Bruce N. Davis

                                     /s/ LINDA ELLIS-BOLTON
                                     ------------------------------------------
                                     Linda Ellis-Bolton

                                     /s/ KAREN K. BROOKS
                                     ------------------------------------------
                                     Karen K. Brooks

                                     /s/ RICHARD P. BUCKLEY
                                     ------------------------------------------
                                     Richard P. Buckley

                                     /s/ THOMAS C. CONNOR
                                     ------------------------------------------
                                     Thomas C. Connor

                                     /s/ DAVID D. CONNOR
                                     ------------------------------------------
                                     David D. Connor

                                     /s/ STEPHANIE M. CONNOR
                                     ------------------------------------------
                                     Stephanie M. Connor

                                     /s/ CORYDON H. JENSEN, JR.
                                     ------------------------------------------
                                     Corydon H. Jensen, Jr.

                                     /s/ DEBORAH A. WOOLLEY-LEE
                                     ------------------------------------------
                                     Deborah A. Woolley-Lee

                                     /s/ DOUGLAS A. LEE
                                     ------------------------------------------
                                     Douglas A. Lee

                                     /s/ DAVID C. MANN
                                     ------------------------------------------
                                     David C. Mann

                                     /s/ SHEILA J. SCHWARTZ
                                     ------------------------------------------
                                     Sheila J. Schwartz

                                     /s/ GERALD A. SCOTT
                                     ------------------------------------------
                                     Gerald A. Scott

                                     /s/ WILLIAM W. SERVICE
                                     ------------------------------------------
                                     William W. Service

                                     /s/ DENNIS M. WALDRON
                                     ------------------------------------------
                                     Dennis M. Waldron

                                     /s/ GARY N. WEEKS
                                     ------------------------------------------
                                     Gary N. Weeks

                                     /s/ GREGORY W. WENDT
                                     ------------------------------------------
                                     Greg W. Wendt

                                     /s/ RICHARD C. WILLIAMS
                                     ------------------------------------------
                                     Richard C. Williams

                                     /s/ DOLLY W. WOOLLEY
                                     ------------------------------------------
                                     Dolly W. Woolley

                                     /s/ DONALD W. WOOLLEY
                                     ------------------------------------------
                                     Donald W. Woolley

                                     /s/ DONNA P. WOOLLEY
                                     ------------------------------------------
                                     Donna P. Woolley

                                    EXHIBIT A

                              LIST OF OWNED SHARES

               Name and Address of
               Continuing Shareholder                  Shares Beneficially Owned
            -----------------------------------------  -------------------------
            Linda Ellis-Bolton                                    84,847
            125 Tom Morris Lane,
            Enterprise, Alabama 36330

            Karen K. Brooks                                       91,062
            700 Delany Woods,
            Nicholasville, Kentucky 40356

            Richard P. Buckley                                    84,278
            14450 Quaker Hill Cross Road,
            Nevada City, California 95959

            David D. Connor                                       78,423
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

            Stephanie M. Connor                                   39,212
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

            Thomas C. Connor                                      55,688
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Bruce N. Davis                                       145,603
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Corydon H. Jensen                                    101,323
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Douglas A. Lee                                        16,595
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

            Debra A. Woolley-Lee                                  16,594
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

            David C. Mann                                         89,062
            1980 Indian Trail,
            Lake Oswego, Oregon 97034

            Sheila J. Schwartz                                    84,847
            2390 Lariat Dr.,
            Eugene, Oregon 97405

            Gerald A. Scott                                       40,804
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            William W. Service                                   148,992
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Dennis M. Waldron                                     2,000
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Gary N. Weeks                                        108,421
            12966 Pinewoods Road,
            Nevada City, California 95959

            Gregory W. Wendt                                      5,000
            1 Muir Loop,
            San Francisco, California 94129

            Richard C. Williams                                   34,092
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Dolly W. Woolley                                      39,212
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

            Donald W. Woolley                                     55,687
            c/o Elmer's Restaurant, Inc.,
            11802 S.E. Stark Street,
            Portland, Oregon 97216

            Donna P. Woolley                                      15,685
            c/o Franklin Holdings, LLC,
            1399 Franklin Boulevard,
            Eugene, Oregon 97403

                                    EXHIBIT B

                            PURCHASER EQUITY SCHEDULE

 NAME OF SHAREHOLDER         NUMBER OF SHARES          NUMBER OF VESTED OPTIONS
---------------------       ------------------        --------------------------

 Linda Ellis-Bolton               84,847                           --
   Karen K. Brooks                91,062                           --
 Richard P. Buckley               84,278                           --
   David D. Connor                78,423                           --
 Stephanie M. Connor              39,212                           --
  Thomas C. Connor                39,212                        16,476
   Bruce N. Davis                 66,774                        78,829
  Corydon H. Jensen               84,847                        16,476
   Douglas A. Lee                 16,595                           --
Debra A. Woolley-Lee              16,595                           --
    David C. Mann                 89,062                           --
 Sheila J. Schwartz               84,847                           --
   Gerald A. Scott                15,683                        25,121
 William W. Service               69,763                        79,229
  Dennis M. Waldron                  --                           2,000
    Gary N. Weeks                 108,421                          --
  Gregory W. Wendt                 5,000                           --
 Richard C. Williams              17,616                        16,476
  Dolly W. Woolley                39,212                           --
  Donald W. Woolley               39,212                        16,476
  Donna P. Woolley                15,685                           --